Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER
among
EVOLENT HEALTH, INC.,
ELECTRA MERGER SUB, LLC,
VALENCE HEALTH, INC.
and
NORTH BRIDGE GROWTH MANAGEMENT COMPANY LLC AND PHILIP KAMP
(in their capacity as the SECURITYHOLDERS’ REPRESENTATIVE hereunder)

Dated as of July 12, 2016

TABLE OF CONTENTS

Article I Merger		2
1.1	The Merger	2
1.2	Closing; Effective Time	2
1.3	Effect of the Merger	3
1.4	Organizational Documents of Surviving Entity	3
1.5	Officers of Surviving Entity	3
1.6	Closing Deliveries	3
1.7	Signing Deliveries	5
1.8	Other Closing Deliverables	6

Article II Conversion of Securities and Merger Consideration		6
2.1	Conversion of Capital Stock of Merger Sub	6
2.2	Conversion of Shares	6
2.3	Payments at Closing for Valence Transaction Expenses	8
2.4	Payments at Closing for Indebtedness and Restricted Cash	8
2.5	Closing Calculation	8
2.6	Treatment of Equity Awards and Warrants	8
2.7	Payment Mechanics	9
2.8	Reallocation of Evolent Common Stock and Alternative Closing Payment	12
2.9	Further Ownership Rights	12
2.10	Lost, Stolen or Destroyed Certificates	12
2.11	Post-Closing Adjustment	12
2.12	Earnout Amount	15
2.13	Lease Matters	18

Article III Representations and Warranties of Valence Parent		18
3.1	Organization and Good Standing	19
3.2	Authority; No Conflict	19
3.3	Financial Statements	20
3.4	Capitalization	21
3.5	Assets	22
3.6	Real Property	22
3.7	Taxes	23
3.8	Employees	25
3.9	Employee Benefits	26
3.10	Legal Proceedings; Orders	28
3.11	Compliance with Legal Requirements; Governmental Authorizations	28
3.12	Environmental Matters	28
3.13	Insurance	29
3.14	Material Contracts; No Defaults	29

i

3.15	Intellectual Property; Software	30
3.16	Relationships with Related Persons	33
3.17	No Undisclosed Liabilities	33
3.18	Absence of Certain Changes and Events	33
3.19	Accounts Receivable	34
3.20	Material Customers and Material Suppliers	34
3.21	Privacy and Security	35
3.22	Compliance with Health Care Laws	36
3.23	Bank Accounts	36
3.24	Brokers or Finders	37
3.25	Securities Laws Matters	37
3.26	Directors and Officers	37
3.27	Anti-Corruption	37
3.28	Solvency	37
3.29	No Outside Reliance	37

Article IV Representations and Warranties of Evolent Entities		37
4.1	Organization and Good Standing	37
4.2	Authority; No Conflict	38
4.3	Evolent SEC Documents	38
4.4	Legal Proceedings; Orders	39
4.5	Anti-Corruption	39
4.6	Brokers or Finders	40
4.7	No Outside Reliance	40

Article V Additional Covenants		40
5.1	Access and Investigation	40
5.2	Requisite Stockholder Approval	41
5.3	Operation of the Business	41
5.4	Required Approvals	42
5.5	Notification	43
5.6	No Negotiation	44
5.7	Publicity	44
5.8	Assistance with SEC Filings	44
5.9	Reasonable Best Efforts	44
5.10	Further Assurances	45
5.11	Certain Stockholder Approvals	45
5.12	Reorganization	45
5.13	Indemnification and Insurance	45
5.14	Employee Matters	46

Article VI Tax Matters		48
6.1	Responsibility for Filing Tax Returns	48

6.2	Straddle Periods	48
6.3	Cooperation on Tax Matters	48
6.4	Transfer Taxes	49
6.5	Tax Contests	49
6.6	Tax Refunds	49
6.7	Certain Actions	50
6.8	Reorganization Tax Treatment; Continuity of Business Enterprise	50
6.9	Transfer of Excluded Business	51
6.10	Coordination	51

Article VII Conditions to Closing		51
7.1	Conditions to Obligations of the Evolent Entities	51
7.2	Conditions to Obligations of Valence Parent	52
7.3	Frustration of Closing Conditions	53

Article VIII Termination		54
8.1	Termination Events	54
8.2	Effect of Termination	54

Article IX Indemnification		55
9.1	Survival	55
9.2	Indemnification and Reimbursement of Evolent Indemnified Persons	55
9.3	Indemnification and Reimbursement of the Securityholders	56
9.4	Limitations and Qualifications on Indemnification of Evolent Indemnified Persons	57
9.5	Limitations and Qualifications on Indemnification of the Securityholders Indemnified Persons	58
9.6	Time Limitations	58
9.7	Right of Setoff	59
9.8	Third-Party Claims	59
9.9	Procedure for Indemnification - Other Claims	61
9.10	Exclusive Remedy	61
9.11	Calculation of Damages	61
9.12	Mitigation of Damages	62
9.13	Escrow Payments; Treatment of Indemnification Payments	62
9.14	Release of Escrow Fund	62

Article X General Provisions		63
10.1	Expenses	63
10.2	Assignment; No Third Party Beneficiaries	63
10.3	Notices	63
10.4	Entire Agreement; Modification	64
10.5	Waiver	64

10.6	Severability	65
10.7	Headings; Construction	65
10.8	Governing Law	65
10.9	Execution of Agreement; Counterparts	65
10.10	Waiver of Jury Trial	65
10.11	Specific Enforcement	66
10.12	Securityholders’ Representative	66
10.13	Waiver of Privilege and Conflicts; Valence Parent Emails	68

Annex
Annex A	Defined Terms

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 12, 2016, is by and among Evolent Health, Inc., a Delaware corporation (“Evolent”), Electra Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Evolent (“Merger Sub” and together with Evolent, collectively, the “Evolent Entities”), Valence Health, Inc., a Delaware corporation (“Valence Parent”), and North Bridge Growth Management Company LLC (“North Bridge”) and Philip Kamp, jointly as the Securityholders’ Representative (as defined below). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in Annex A attached hereto.

RECITALS
WHEREAS, as of the date hereof, (i) the stockholders set forth on Annex B hereto (the “Securityholders”) own 100% of the issued and outstanding shares of capital stock of Valence Parent (the “Shares”) and (ii) Valence Parent owns 100% of the issued and outstanding equity interests of (A) Cicerone Health Solutions Holdings, Inc., a Delaware corporation (“CHS Parent”), the parent of Cicerone Health Solutions, Inc., a Delaware corporation (“CHS”), and (B) Valence Health Solutions India, PL, an Indian private limited company (“Valence India” and together with Valence Parent, CHS and CHS Parent, collectively, the “Valence Entities”);

WHEREAS, pursuant to the terms of an Asset and Liability Transfer Agreement in the form of Exhibit A attached hereto (the “Reorganization Agreement”), the Valence Parent will transfer all of the assets and liabilities of the Excluded Business (including all of the equity interests of Valence India) to CHS (the foregoing transactions, collectively, the “Reorganization”);

WHEREAS, following the Reorganization and as part of the Merger Consideration delivered to the Securityholders in connection with the consummation of the Merger, the Securityholders shall receive the equity interests of CHS Parent;

WHEREAS, the respective boards of directors or similar governing body of the Valence Entities have (i) determined that the transactions contemplated by the Reorganization Agreement, the contribution of the Excluded Business, and each other action taken in connection with the Reorganization, are advisable and fair to and in the best interests of the Valence Entities and the Securityholders; and (ii) approved and declared advisable the Reorganization Agreement and the transactions contemplated thereby, including the contribution of the Excluded Business, and each other action taken in connection with the Reorganization;

WHEREAS, the respective boards of directors or similar governing body of the Evolent Entities and Valence Parent have (i) approved and declared advisable that, following the Reorganization, Valence Parent will merge with and into Merger Sub, with Merger Sub surviving the merger as a wholly-owned Subsidiary of Evolent (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL and DLLCA; and (ii) determined that the Merger and the other transactions contemplated by this Agreement are in furtherance of and consistent with their respective business strategies and are fair to, and in the best interest of, their respective stockholders;

WHEREAS, immediately following the Merger, Evolent will transfer its membership interest in the Surviving Entity to Evolent Health, LLC, a Delaware limited liability company of which Evolent currently owns a 100% voting interest and 70.3% economic interest, in exchange for newly issued units of Evolent Health, LLC; and

WHEREAS, for U.S. federal income Tax purposes, the parties to this Agreement intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement will constitute a “plan of reorganization” within the meaning of United States Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code.

AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
MERGER
1.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), at the Effective Time, Valence Parent shall be merged with and into Merger Sub. As a result of the Merger, the separate corporate existence of Valence Parent shall cease and Merger Sub shall continue as the surviving entity of the Merger (the “Surviving Entity”) and as a wholly-owned Subsidiary of Evolent.

1.2    Closing; Effective Time.

(a)The closing of the Merger (the “Closing”) shall take place at the offices of Bass, Berry & Sims PLC, 150 Third Avenue South, Nashville, Tennessee 37201, at 10:00 a.m. (central) (i) except as provided in (A) and (B) below, on the date which is two (2) Business Days after the date on which all of the closing conditions set forth in Article VII hereof have been satisfied or waived (other than those conditions that, by their nature or terms, can only be satisfied by actions taken at Closing, but subject to the satisfaction or waiver of such conditions); provided, however, (A) except as provided in subsection (B) below, if such conditions are satisfied or waived (other than those conditions that, by their nature or terms, can only be satisfied by actions taken at Closing, but subject to the satisfaction or waiver of such conditions) on or after the 25th day of a calendar month, then the Closing shall take place on the first Business Day of the following month and (B) if such conditions are satisfied or waived (other than those conditions that, by their nature or terms, can only be satisfied by actions taken at Closing, but subject to the satisfaction or waiver of such conditions) during the last calendar month of a calendar quarter, then the Closing shall take place on the first Business Day of the following month; or (ii) such other place and time as Evolent and the Securityholders’ Representative shall agree (the date on which the Closing actually occurs, the “Closing Date”).

(b)At the Closing, the parties to this Agreement shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and DLLCA. The Merger shall become effective upon the time the Certificate of

Merger is duly filed with the Secretary of State of the State of Delaware, or such later time as shall be agreed by Evolent and the Securityholders’ Representative and specified in such filing in accordance with applicable Legal Requirements (the “Effective Time”). Within ten (10) Business Days of the date hereof, Valence Parent shall cause the Charter Amendment to be filed with the Secretary of State of the State of Delaware.

1.3    Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL and DLLCA. Without limiting the generality of the foregoing, and subject to such provisions of the DGCL and DLLCA, at the Effective Time, all of the property, rights, privileges, powers and franchises of Valence Parent and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and obligations of Valence Parent and Merger Sub shall become the debts, liabilities and obligations of the Surviving Entity.

1.4    Organizational Documents of Surviving Entity.
(a)At the Effective Time, the certificate of formation of Merger Sub shall be the certificate of formation of the Surviving Entity, until thereafter amended in accordance with applicable Legal Requirements and such certificate of formation.

(b)At the Effective Time, the limited liability company agreement (“LLC Agreement”) of Merger Sub shall be the LLC Agreement of the Surviving Entity, until thereafter amended in accordance with applicable Legal Requirements, the certificate of formation of the Surviving Entity and such LLC Agreement.

1.5    Officers of Surviving Entity. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Entity, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

1.6    Closing Deliveries. In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:

(a)Valence Parent shall deliver, or cause to be delivered, to the Evolent Entities:

(i)the Certificate of Merger, duly executed by Valence Parent;

(ii)all required consents set forth on Annex C attached hereto, duly executed by the counterparties thereto, in a form reasonably acceptable to the Evolent Entities;

(iii)a certification by Valence Parent that meets the requirements of Treasury Regulation Section 1.897-2(h)(1)(i), dated within 30 days prior to the Closing and in form and substance reasonably acceptable to Evolent, along with written authorization for Evolent to deliver such notice form to the Internal Revenue Service on behalf of Valence Parent upon the Closing;

(iv)the certificate of incorporation or formation (as applicable) of each of the Valence Entities (other than Valence India), certified by the Secretary of State or other applicable authority in its jurisdiction of organization, and certificates of good standing of each Valence Entity (other than Valence India) from each jurisdiction in which such Valence Entity is qualified to do business as a foreign entity, each dated within ten (10) Business Days prior to the Closing Date;

(v)a certificate of the Secretary of Valence Parent (A) certifying, as complete and accurate as of the Closing, attached copies of the bylaws of Valence Parent, (B) certifying and attaching all requisite resolutions or actions of Valence Parent’s board of directors approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and (C) certifying to the incumbency of the officers of Valence Parent executing this Agreement and any other documents being executed in connection with the consummation of the transactions contemplated hereby;

(vi)a certificate of the Secretary of CHS (a) certifying, as complete and accurate as of the Closing, attached copies of the bylaws of CHS, (b) certifying and attaching all requisite resolutions or actions of CHS’ board of directors approving the execution and delivery of the Reorganization Agreement and the consummation of the transactions contemplated thereby, and (c) certifying to the incumbency of the officers of CHS executing the Reorganization Agreement and any other documents being executed in connection with the consummation of the transactions contemplated thereby;

(vii)evidence of full and complete payment of all Indebtedness (including payoff letters with respect thereto) and releases of all Encumbrances (other than Permitted Encumbrances) on the assets of Valence Parent, including the termination of all security interests with respect to the assets of Valence Parent related thereto, in each case in a form reasonably acceptable to the Evolent Entities;
(viii)the Reorganization Agreement, duly executed by Valence Parent and CHS, together with evidence reasonably acceptable to Evolent of the consummation of the transactions contemplated thereby as of prior to the Closing;

(ix)subleases with respect to certain Leased Real Property, in substantially the forms attached hereto as Exhibit D (the “Subleases”), duly executed by CHS and Valence Parent;

(x)a transition services agreement, in substantially the form attached hereto as Exhibit E (the “Transition Services Agreement”), duly executed by CHS; and

(xi)an escrow agreement in a form to be reasonably agreed to by the Securityholders’ Representative and Evolent (the “Escrow Agreement”), duly executed by Seller and U.S. Bank National Association (the “Escrow Agent”);

(xii)a copy of the Valuation prepared in accordance with Section 6.9 hereof;

(xiii)resignations of each of the members of the board of directors and officers, as applicable, of Valence Parent in their capacity as such, duly executed by such individuals;

(xiv)evidence of the termination of each agreement set forth on Section 3.16 of the Disclosure Schedule (excluding any director indemnification agreement) in a form reasonably acceptable to Evolent; and

(xv)a funds flow statement in the form mutually agreed to by Evolent and Valence Parent (the “Funds Flow Statement”), duly executed by Valence Parent and the Securityholders’ Representative.

(b)The Evolent Entities shall deliver, or cause to be delivered, to the Securityholders’ Representative:
(i)the Closing Consideration;

(ii)the Certificate of Merger, duly executed by Merger Sub;

(iii)certificates of good standing (or similar certification) of each Evolent Entity from the jurisdiction of incorporation or formation (as applicable) of each such Evolent Entity, each dated within ten (10) Business Days prior to the Closing Date;

(iv)a certificate of the Secretary of Merger Sub (a) certifying and attaching all requisite resolutions or actions of Merger Sub’s sole member approving the execution and delivery of this Agreement by Merger Sub and the consummation of the transactions contemplated hereby, and (b) certifying to the incumbency of the officers of Merger Sub executing this Agreement and any other documents being executed in connection with the consummation of the transactions contemplated hereby;

(v)a certificate of the Secretary of Evolent (a) certifying and attaching all requisite resolutions or actions of Evolent’s board of directors approving the execution and delivery of this Agreement by Evolent and the consummation of the transactions contemplated hereby, and (b) certifying to the incumbency of the officers of Evolent executing this Agreement and any other documents being executed in connection with the consummation of the transactions contemplated hereby;

(vi)the Transition Services Agreement, duly executed by Merger Sub;

(vii)the Escrow Agreement, duly executed by Evolent and the Escrow Agent; and

(viii)the Funds Flow Statement, duly executed by the Evolent Entities.

1.7    Signing Deliveries. In addition to any other documents to be delivered under other provisions of this Agreement, on the date hereof each of the following documents shall be duly executed and delivered or caused to be duly executed and delivered by Valence Parent and the Evolent Entities, as applicable, effective as of the Closing:

(a)a master services agreement, dated as of the date hereof (the “Master Services Agreement”), duly executed by CHS and Valence Parent;

(b)restrictive covenant agreements, dated as of the date hereof, duly executed by each of the Securityholders parties thereto (the “Restrictive Covenant Agreements”);

(c)employment letters for those Key Employees who have executed the same, dated as of the date hereof (the “Key Employee Agreements”);

(d)a support agreement, dated as of the date hereof (the “Support Agreement”), duly executed by each of the Securityholders parties thereto; and

(e)a restricted cash agreement, dated as of the date hereof, duly executed by CHS and Valence Parent (the “Restricted Cash Agreement”).

1.8    Other Closing Deliverables. In addition to any other documents to be delivered under other provisions of this Agreement, Valence Parent shall use reasonable best efforts to deliver, or cause to be delivered, to the Evolent Entities at the Closing: (i) an estoppel letter, in substantially the form attached hereto as Exhibit C (the “Estoppel Letter”), duly executed by the landlord or lessor under any of the Real Property Leases.

ARTICLE II
CONVERSION OF SECURITIES AND MERGER CONSIDERATION

2.1    Conversion of Capital Stock of Merger Sub. As of the Effective Time, by virtue of the Merger and without any action on the part of any of the Evolent Entities, Valence Parent or the respective stockholders or members thereof, each unit of membership interest of Merger Sub that is issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable unit of membership interest of the Surviving Entity and will constitute the only outstanding units of membership interest of the Surviving Entity.

2.2    Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action by the holders thereof:

(a)(i) Each share of Class A Common Stock of the Company issued and outstanding immediately prior to Effective Time will be converted into the right to receive from Evolent (A) the Per Share Class A Common Closing Consideration, (B) the Per Share Class A Common Earnout Consideration associated with any Earnout Amount required to be paid pursuant to this Agreement and (C) the Per Share Class A Common Escrow Consideration. All such shares of Class A Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Class A Common Stock shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.2(a).

(ii) Each share of Class B Common Stock of the Company issued and outstanding immediately prior to Effective Time will be converted into the right to receive from Evolent (A) the Per Share Class B Common Closing Consideration, (B) the Per Share Class B Common Earnout Consideration associated with any Earnout Amount required to be paid pursuant to this Agreement and (C) the Per Share Class B Common Escrow Consideration. All such shares of Class B Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Class B Common Stock shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.2(a).

(iii) Each share of Class C Common Stock of the Company issued and outstanding immediately prior to Effective Time will be converted into the right to receive from Evolent (A) the Per Share Class C Common Closing Consideration, (B) the Per Share Class C Common Earnout Consideration associated with any Earnout Amount required to be paid pursuant to this Agreement and (C) the Per Share Class C Common Escrow Consideration. All such shares of Class C Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Class C Common Stock shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.2(a).

(iv) Each share of Series A Preferred Stock of the Company issued and outstanding immediately prior to Effective Time will be converted into the right to receive from Evolent (A) the Per Share Series A Preferred Closing Consideration, (B) the Per Share Series A Preferred Earnout Consideration associated with any Earnout Amount required to be paid pursuant to this Agreement and (C) the Per Share Series A Preferred Escrow Consideration. All such shares of Series A Preferred Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Series A Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.2(a).

(v) Each share of Series B Preferred Stock of the Company issued and outstanding immediately prior to Effective Time will be converted into the right to receive from Evolent (A) the Per Share Series B Preferred Closing Consideration, (B) the Per Share Series B Preferred Earnout Consideration associated with any Earnout Amount required to be paid pursuant to this Agreement and (C) the Per Share Series B Preferred Escrow Consideration. All such shares of Series B Preferred Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Series B Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.2(a).

(b)Upon conversion of the Shares pursuant to Section 2.2(a), each holder of a Certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive, subject to this Article II and Article IX, the Total Merger Consideration to be paid in accordance with the terms and conditions of this Agreement in consideration therefor upon surrender of such Certificate in accordance with Section 2.7 hereof (or upon compliance with Section 2.10), without interest thereon.

(c)Any Shares owned by Valence Parent as treasury stock immediately prior to the Effective Time shall be cancelled without any conversion thereof pursuant to Section 2.2(a), and no payment shall be made with respect thereto.

(d)The shares of Evolent Common Stock to be issued hereunder have not been registered under the Securities Act, such shares of Evolent Common Stock are “restricted securities” as defined in Rule 144 adopted under the Securities Act, and such shares of Evolent Common Stock cannot be resold without registration under the Securities Act or under an exemption from such registration.

(e)Notwithstanding anything herein to the contrary, in no event shall Evolent or Merger Sub be obligated to make any payments or issuances of Evolent Common Stock pursuant to this Article II in excess of the Total Merger Consideration.

2.3    Payments at Closing for Valence Transaction Expenses. At or immediately prior to the Closing, Evolent or Merger Sub shall pay (on behalf of Valence Parent) the Valence Transaction Expenses as set forth in the Closing Calculation.

2.4    Payments at Closing for Indebtedness and Restricted Cash.

(a)At or immediately prior to the Closing, Evolent or Merger Sub shall pay (on behalf of Valence Parent) the Indebtedness Payoff Amount as set forth in the Closing Calculation in accordance with the terms of any payoff letters and in exchange for such payoff letter, together with any lien release documentation therewith.

(b)At or immediately prior to the Closing, in the event that the Equityholders do not otherwise deposit the amount set forth in the Restricted Cash Agreement (the “Restricted Cash Amount”) into a depository bank account of CHS, Evolent or Merger Sub shall pay the Restricted Cash Amount to the Securityholders’ Representative for deposit with CHS, which shall be deemed a capital contribution to CHS on behalf of the Equityholders.

2.5    Closing Calculation. Not later than three (3) Business Days prior to the Closing Date, Valence Parent shall deliver to Evolent an estimated unaudited consolidated balance sheet of the Business as of the Adjustment Time (the “Estimated Closing Date Balance Sheet”), together with a calculation (the “Closing Calculation”) in the same format as the Example Calculation setting forth the Estimated Net Working Capital and the Estimated Liability Coverage Amount as of the Adjustment Time and the Indebtedness Payoff Amount and the Valence Transaction Expenses estimated as of the Closing Date, which such items set forth in the Estimated Closing Date Balance Sheet and the Closing Calculation shall be based upon the books and records of Valence Parent, prepared in good faith and in accordance with GAAP as modified by the Specified Accounting Principles. Between the date on which the Estimated Closing Date Balance Sheet and the Closing Calculation are delivered to Evolent and the Closing, Valence Parent shall permit Evolent and its representatives to have reasonable access to Valence Parent’s auditors, accountants, personnel, books and records and any other documents or information reasonably requested by Evolent (including the information, data and work papers used by auditors or accountants that assisted in the preparation of the items set forth in the Estimated Closing Date Balance Sheet and the Closing Calculation). The Estimated Closing Date Balance Sheet and Closing Calculation shall be subject to Evolent’s consent, not to be unreasonably withheld, conditioned or delayed.

2.6     Treatment of Equity Awards and Warrants.

(a)Treatment of Company Options. As of the Effective Time, each then-outstanding and unexercised option to acquire Shares (a “Company Option”) shall vest in full (to the extent not previously vested), and shall be canceled by virtue of the Merger and without any action on the part of the holder of such Company Option, in consideration for the right to receive a cash payment with respect thereto equal to the product of (x) the number of Shares subject to such Company Option and (y) the excess (if any) of (A) an amount equal to the sum of the per share consideration payable with respect to the shares of capital stock issuable upon exercise of such Company Option (including, for the avoidance of doubt, the holder’s pro rata share (if any) of the adjustments made under Section 2.11 and Section 2.12, when and if paid, and with the cash value of any portion of the Total Merger Consideration payable in shares of Evolent Common Stock determined based on calculation methodology set forth in the Charter), over (B) the exercise price per Share subject to such Company Option (the “Option Payment”). The Surviving Entity shall cause the Option Payment to be paid, without interest and less any required withholding Taxes, as promptly as practicable following the time that any corresponding portion of the Total Merger

Consideration is paid to Valence Parent stockholders generally, in accordance with the payroll procedures of the Surviving Entity. Notwithstanding the foregoing regarding payment of the Option Payment in cash, each holder of a Company Option that is an Accredited Investor, may irrevocably elect within 20 Business Days of the date hereof to receive the Merger Consideration payable to a holder of the Shares issuable upon exercise of a Company Option in the form of Evolent Common Stock as contemplated by Section 2.2 hereof; provided, however, that such election shall be to Evolent and Valence Parent and be in a written form reasonably acceptable to Evolent and contain an agreement to be bound by and subject to the indemnification provisions of an Equityholder set forth in Article IX of this Agreement.

(b)Treatment of Company Restricted Shares. Immediately prior to the Effective Time, each then-outstanding Share subject to vesting, repurchase or other lapse conditions shall vest in full and become free of such restrictions, and any repurchase right shall lapse, and each such Share shall be subject to this Article II (including, without limitation, Section 2.2 hereof).

(c)Treatment of Company Warrants. As of the Effective Time, each then-outstanding and unexercised warrant to acquire Shares (a “Company Warrant”) shall vest in full (to the extent not previously vested), and shall be canceled by virtue of the Merger and without any action on the part of the holder of such Company Warrant, in consideration for the right to receive the product of (x) the number of Shares subject to such Company Warrant and (y the excess (if any) of (A) an amount equal to the sum of the per share consideration payable with respect to the share of capital stock issuable upon exercise of such Company Option (including, for the avoidance of doubt, the holder’s pro rata share (if any) of the adjustments made under Section 2.11 and Section 2.12, when and if paid, and with the cash value of any portion of the Total Merger Consideration payable in shares of Evolent Common Stock determined based on calculation methodology set forth in the Charter), over (B) the exercise price per Share subject to such Company Warrant (the “Warrant Closing Payment”).

2.7    Payment Mechanics.

(a)Designation of Paying Agent. Promptly following the date hereof, Valence Parent shall engage U.S. Bank National Association to act as the Paying Agent in the Merger (the “Paying Agent”). All payments and distributions to be made by the Paying Agent to the Equityholders shall be made in a manner consistent with the payment calculation delivered by the Secueritholders’ Representative to the Paying Agent (the “Waterfall”).

(b)Deposit With Paying Agent. At or immediately prior to the Closing, Evolent shall pay by wire transfer of immediately available funds to the Paying Agent cash and provide the Paying Agent with evidence of book-entry shares of Evolent Common Stock representing the Closing Consideration. At or immediately prior to the Closing, Evolent shall remit to the Securityholders’ Representative, for the benefit of the Securityholders, cash in an amount equal to $500,000 (the “Securityholders’ Representative Expense Fund”).

(c)Payment of Escrow Consideration. At or immediately prior to the Closing, Evolent shall pay by wire transfer of immediately available funds to the Escrow Agent and deposit shares of Evolent Common Stock, on behalf of the Securityholders, for deposit into a separate escrow account (the “Escrow Fund”), shares of Evolent Common Stock valued on the Closing Date (based on the Valuation Methodology) in an amount necessary to pay the Escrow Consideration, which shall be held, invested and disbursed by the Escrow Agent in accordance with the terms and provisions of the Escrow Agreement. Notwithstanding any provision in this Agreement to the contrary, the Tax treatment of the Escrow Consideration and the Escrow Fund shall be described in, and otherwise governed by, the terms of the Escrow Agreement.

(d)Withholding. Each of Evolent and its Affiliates (without duplication) shall be entitled to deduct and withhold from amounts otherwise payable to any Person under the terms of this Agreement such amounts as it may reasonably believe are required to be deducted and withheld with respect to the making of such payment under any provision of federal, state, local, or foreign Tax law. Other than with respect to payments of the Total Merger Consideration being made to holders of Company Options, Evolent and its Affiliates shall provide any party on behalf of which such deduction or withholding is proposed to be made with written notice of its intention to make such deduction or withholding (such notice to be provided at least a commercially reasonable period of time before such deduction or withholding is required), which notice shall include the authority, basis and method of calculation for the proposed deduction or withholding, and Evolent and its Affiliates will cooperate with any reasonable request from such party to obtain reduction of or relief from such deduction or withholding. To the extent that amounts are so withheld by Evolent or any of its Affiliates and paid over to the appropriate Tax Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the relevant Person in respect of which such deduction and withholding was made.

(e)Mailing of Letters of Transmittal; Exchange. As soon as reasonably practicable after the date of the Requisite Stockholder Approval, the Paying Agent shall mail or otherwise deliver, or cause to be mailed or otherwise delivered, to each holder of record of a certificate or certificates (the “Certificates”) that represent outstanding Shares, a Letter of Transmittal (together with an Investor Questionnaire in a form reasonably acceptable to Evolent) and instructions for use in effecting the surrender of the Certificates in exchange for payment of the applicable portion of the Total Merger Consideration therefor. Upon surrender of a Certificate to the Paying Agent, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive, subject to the terms and conditions hereof, in exchange therefor, payment of the applicable portion of the Total Merger Consideration that such holder has the right to receive pursuant to Section 2.2, and the Certificate so surrendered shall forthwith be cancelled, such payment to be payable on the later of the Closing Date and a date promptly after the Paying Agent’s receipt of the Letter of Transmittal (if received after the Closing Date). Until surrendered as contemplated by this Section 2.7(e), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable portion of the Total Merger Consideration. Except as expressly provided herein, no interest will be paid or will accrue on the cash payable upon surrender of any Certificate.

(f)Non-Registered Holders. If any portion of the Total Merger Consideration is to be paid or issued to a Person other than the Person in whose name the Certificate for the related Shares is registered, then it will be a condition to such payment that (i) the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and (ii) the Person requesting such exchange will have paid any transfer or other Taxes required by reason of such payment in a name other than the registered holder or will have established to the satisfaction of Evolent (or any agent designated by Evolent) that such Taxes have been paid or are not applicable.

(g)Unclaimed Amounts. At any time following twelve (12) months after the Effective Time, all consideration deposited with the Paying Agent pursuant to Section 2.7(b) that remains undistributed to the Securityholders shall be delivered to Evolent upon demand, and thereafter the affected Securityholders shall be entitled to look only to Evolent (subject to abandoned property, escheat or other similar Legal Requirements and Section 9.2). Notwithstanding anything to the contrary in this Agreement, none of the Paying Agent, Evolent, Merger Sub, the Surviving Entity or the Securityholders’ Representative shall be liable to any Securityholder for any amount delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar applicable Legal Requirement.

(h)Notice. No later than ten (10) days following the date hereof, the Valence Entities shall provide a written statement (the “Notice of Appraisal Rights”) to each of the Securityholders who has not then signed the Stockholder Action by Written Consent contemplated by Section 5.2 notifying each such Securityholder of (i) such Stockholder Action by Written Consent, which notice will be in accordance with Section 228 of the DGCL, and (ii) such Securityholder’s appraisal rights under the DGCL, which notice will be in accordance with Section 262(b) of the DGCL. The Valence Entities shall provide a draft of such written statement to Evolent prior to delivery thereof, and such written statement shall be in form mutually acceptable to the Securityholders’ Representative and Evolent.

(i)Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, if any Securityholder makes a demand for appraisal of such Securityholder’s Shares in accordance with the DGCL (any such Shares being referred to as “Dissenting Shares” until such time that such Securityholder fails to perfect or otherwise loses such Securityholder’s appraisal rights under the DGCL with respect to such Shares), the Dissenting Shares held by such Securityholder shall not be converted into or represent the right to receive Total Merger Consideration in accordance with this Article II (and Evolent shall, pending resolution of such demand, retain any amounts that would otherwise be paid to such holder of Dissenting Shares pursuant to this Article II), but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares. Subject to Section 9.2(e), following the Effective Time, the Surviving Entity shall be responsible to the holders of Dissenting Shares in accordance with the DGCL. If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the date of loss of such status, such shares shall automatically be deemed to have been converted into as of the Effective Time and shall represent only the right to receive a portion of the Total Merger Consideration in accordance with this Article II, without interest thereon, upon delivery of (i) a Letter of Transmittal, executed and delivered by such Securityholder, together with any Certificates formerly representing the Shares held by such Securityholder (and, in the case of any lost or damaged Certificates formerly representing the Shares held by such Securityholder, an affidavit of lost or damaged certificate in respect thereof), and (ii) a Release, executed and delivered by such Securityholder. Evolent shall give the Securityholders’ Representative prompt notice of any demands for appraisal received by the Surviving Entity, withdrawals of such demands, and any other similar instruments or notices served upon the Surviving Entity pursuant to the DGCL, and the Securityholders’ Representative shall be entitled to assume the negotiations, settlement and defense of any claims related to any Dissenting Shares.

2.8    Reallocation of Evolent Common Stock and Alternative Closing Payment. In connection with soliciting Letters of Transmittal pursuant to Section 2.7(e), the Company shall deliver to each of the Securityholders an “Investor Questionnaire” (the “Investor Questionnaires”) which shall solicit certain information from such Securityholder relative to such person’s qualification as an “accredited investor” as defined in Regulation D under the Securities Act (an “Accredited Investor”). With respect to (a) each Accredited Investor, such Accredited Investor shall receive the consideration to which such Securityholder is entitled to receive pursuant to the Charter with respect to the Merger or (b) each Unaccredited Investor (as defined in the Charter) or other Securityholder who fails to provide a fully executed Investor Questionnaire on or prior to the second (2nd) Business Day prior to the Closing Date such that Evolent may reasonably determine that such Securityholder is an Accredited Investor (such person, an “Unaccredited Stockholder”), then notwithstanding anything to the contrary in this Agreement, such Accredited Investor shall receive the consideration to which such Unaccredited Stockholder is entitled to receive pursuant to the Charter with respect to the Merger.

2.9    Further Ownership Rights. The Total Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares (including any rights to receive accumulated but undeclared dividends on such Shares). At the Effective Time, the equity transfer books of Valence Parent shall be closed, and thereafter there shall be no further registration of transfers of Shares on the records of the Surviving Entity, and from and after the Effective Time the Securityholders shall cease to have any rights (including any rights to receive accumulated but undeclared dividends on any Shares) with respect thereto except as otherwise provided for herein. If, after the Effective Time, Certificates are presented to the Surviving Entity for any reason, they shall be cancelled as provided in this Article II.

2.10    Lost, Stolen or Destroyed Certificates. In the event any Certificates representing Shares shall have been lost, stolen or destroyed, the Paying Agent shall pay the applicable Total Merger Consideration in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by the holder thereof in a form reasonably satisfactory to Evolent and the Surviving Entity agreeing to indemnify Evolent and the Surviving Entity against any claim that may be made against Evolent or the Surviving Entity with respect to such Certificate.

2.11    Post-Closing Adjustment.

(a)As soon as reasonably practicable after the Closing Date, but not later than ninety (90) days after the Closing Date, Evolent shall prepare and deliver to the Securityholders’ Representative an unaudited consolidated balance sheet of the Business as of the Adjustment Time (the “Final Closing Date Balance Sheet”) and a calculation in the same format as the Example Calculation (the “Final Calculation” and, together with the Final Closing Date Balance Sheet, the “Adjustment Statements”) setting forth Evolent’s calculations of (i) the Closing Date Net Working Capital (the “Final Closing Date Net Working Capital”), (ii) the Indebtedness Payoff Amount as of the Closing Date, (iii) the Liability Coverage Amount as of the Adjustment Time, and (iv) the Valence Transaction Expenses as of the Closing Date. The Final Closing Date Balance Sheet shall be prepared in accordance with GAAP as modified by the Specified Accounting Principles.

(b)Within thirty (30) days after delivery of the Adjustment Statements, the Securityholders’ Representative may deliver written notice (the “Protest Notice”) to Evolent of any objections that the Securityholders’ Representative may have to the Adjustment Statements based solely on manifest error, the failure of the Adjustment Statements to follow GAAP as modified by the Specified Accounting Principles or the application of GAAP as modified by the Specified Accounting Principles.

Such Protest Notice shall set forth in reasonable detail the basis of such objection together with the amount(s) in dispute. Upon receipt of the Adjustment Statements, the Securityholders’ Representative and its representatives shall be given reasonable access, during normal business hours, to all of the Surviving Entity’s books and records (including working papers, schedules and calculations) reasonably relating to the preparation of the Adjustment Statements. The Securityholders’ Representative and its representatives may make inquiries of Evolent, the Surviving Entity and their respective representatives regarding questions concerning or disagreements with the Adjustment Statements arising in the course of their review thereof, and Evolent shall use its, and shall cause the Surviving Entity to use its, commercially reasonable efforts to cooperate with and respond to such inquiries. If the Securityholders’ Representative does not deliver a Protest Notice within such thirty (30) day period after delivery of the Adjustment Statements to Evolent, the Adjustment Statements shall become final and binding on the parties.

(c)For the thirty (30) day period following Evolent’s receipt of a Protest Notice, Evolent and the Securityholders’ Representative shall attempt in good faith to resolve any dispute regarding the Adjustment Statements (and all such discussions related thereto shall, unless otherwise agreed by Evolent and the Securityholders’ Representative, be governed by Rule 408 of the Federal Rules of Evidence (and any applicable similar state rule)). If the Securityholders’ Representative and Evolent reach agreement with respect to any such disputes within the thirty (30) day period, Evolent shall revise the Adjustment Statements to reflect such agreement in a manner that is mutually acceptable to the Securityholders’ Representative and Evolent. If Evolent and the Securityholders’ Representative are unable to resolve any disagreement with respect to the Adjustment Statements within thirty (30) days following Evolent’s receipt of the Protest Notice, then such dispute shall be submitted to a mutually agreeable accountant to be identified by the parties hereto within ten (10) Business Days after the date hereof (the “Arbitrating Accountant”). The Arbitrating Accountant will be instructed to send to Evolent and the Securityholders’ Representative, within thirty (30) days of the date on which such dispute is referred to such Arbitrating Accountant, its determination on the specific matters in dispute. Evolent and the Securityholders’ Representative will each bear fifty percent (50%) of the fees and costs of the Arbitrating Accountant for such determination. The Arbitrating Accountant shall determine, based solely on the submissions by the Securityholders’ Representative and Evolent, and not by independent review, only those issues set forth in the Protest Notice that remain in dispute and shall determine a value for any such disputed item which is equal to or between the final values proposed by Evolent and the Securityholders’ Representative in their respective submissions. The final determination with respect to all dispute items shall be set forth in a written statement by the Arbitrating Accountant delivered to Evolent and the Securityholders’ Representative and shall be final, conclusive and binding on Evolent, Merger Sub, the Surviving Entity and the Securityholders. Evolent and the Securityholders’ Representative shall promptly execute any reasonable engagement letter requested by the Arbitrating Accountant and shall each cooperate fully with the Arbitrating Accountant, including by providing the information, data and work papers used by each party to prepare and/or calculate the Adjustment Statements, making its personnel and accountants available to explain any such information, data or work papers, so as to enable the Arbitrating Accountant to make such determination as quickly and as accurately as practicable.

(d)Within five (5) days after the final determination of the Adjustment Statements:

(i)(A) If the Final Closing Date Net Working Capital as finally determined pursuant to Sections 2.11(b) or (c) above is greater than the Estimated Closing Date Net Working Capital, Evolent shall pay by wire transfer of immediately available funds to the Securityholders’ Representative, in trust for the Securityholders, an amount in cash equal to such excess. (B) If the Final Closing Date Net Working Capital as finally determined pursuant to Sections 2.11(b) or (c) above is less than the Estimated Closing Date Net Working Capital, Evolent shall be entitled to retain the amount of such deficit from the Escrow Fund.

(ii)(A) If the Indebtedness Payoff Amount as finally determined pursuant to Sections 2.11(b) or (c) above is greater than the Indebtedness Payoff Amount as set forth in the Closing Calculation, Evolent shall be entitled to retain the amount of such excess from the Escrow Fund. (B) If the Indebtedness Payoff Amount as finally determined pursuant to Sections 2.11(b) or (c) above is less than the Indebtedness Payoff Amount as set forth in the Closing Calculation, Evolent shall pay by wire transfer of immediately available funds to the Securityholders’ Representative, in trust for the Securityholders, an amount in cash equal to such deficit upon receipt of such refund from the relevant Person.

(iii)(A) If the Liability Coverage Amount as finally determined pursuant to Sections 2.11(b) or (c) above is greater than the Estimated Liability Coverage Amount as set forth in the Closing Calculation, Evolent shall be entitled to retain the amount of such excess from the Escrow Fund. (B) If the Liability Coverage Amount as finally determined pursuant to Sections 2.11(b) or (c) above is less than the Estimated Liability Coverage Amount as set forth in the Closing Calculation, Evolent shall pay by wire transfer of immediately available funds to the Securityholders’ Representative, in trust for the Securityholders, an amount in cash equal to such deficit.

(iv)(A) If the Valence Transaction Expenses as finally determined pursuant to Sections 2.11(b) or (c) above are greater than the Valence Transaction Expenses as set forth in the Closing Calculation, Evolent shall be entitled to retain the amount of such excess from the Escrow Fund. (B) If the Valence Transaction Expenses as finally determined pursuant to Sections 2.11(b) or (c) above are less than the Valence Transaction Expenses as set forth in the Closing Calculation, Evolent shall pay by wire transfer of immediately available funds to the Securityholders’ Representative, in trust for the Securityholders, an amount in cash equal to such deficit upon receipt of such refund from the relevant Person.

(v)Without duplication, all amounts owed pursuant to Section 2.11(d)(i), (ii), (iii) and (iv) shall be aggregated, and the net amount (if any) owed by Evolent to the Securityholders, on the one hand, or by the Securityholders to Evolent, on the other hand, is referred to as the “Final Adjustment Amount”; it being understood and agreed that if the net effect pursuant to this Section 2.11(d)(v) is an increase in the Closing Consideration, then Evolent shall pay by wire transfer of immediately available funds to the Securityholders’ Representative, in trust for the Securityholders, an amount in cash equal to the Final Adjustment Amount, and if the net effect pursuant to this Section 2.11(d)(v) is a decrease in the Closing Consideration, then Evolent shall be entitled to claim the amount of such Final Adjustment Amount due to it from the Escrow Fund in shares of Evolent Common Stock valued at $16.27 per share (such shares, the “Adjustment Shares”). If the Final Adjustment Amount is payable to Evolent from the Escrow Fund, then, within three (3) Business Days following the final determination of the Final Adjustment Amount, the Securityholders’ Representative and Evolent shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release to Evolent the Adjustment Shares.

2.12    Earnout Amount.

(a)Certain Definitions. For purposes of this Section 2.12, the following capitalized terms shall have the meanings set forth below:

(i)“2017 Contracted Revenue” means the contracted revenue attributable to the Qualified Eligible Bookings for Fiscal Year 2017, and to be calculated, with respect to each Qualified Eligible Booking, as (A) the product of: (x) the contracted per member per month (PMPM) price provided in the definitive agreement with the client, (y) the client’s projected membership as set forth in the definitive agreement, and (z) the contracted number of months for which service is to be delivered in Fiscal Year 2017, plus (B) recognized implementation fees (determined consistent with historical practices of Valence Parent) contracted for with respect to Fiscal Year 2017, if any, from such Qualified Eligible Booking.

(ii)“Baseline Revenue” means 2017 Contracted Revenue of $15,000,000.

(iii)“Earnout Amount” means the amount, if any, by which the 2017 Contracted Revenue Amount is greater than the Baseline Revenue, up to a maximum of $50,000,000.

(iv)“Earnout Valuation Methodology” means the value weighted average closing price of the Evolent Common Stock on the New York Stock Exchange for the seven (7) trading days ending December 31, 2016, which shall not be less than $13.01 nor more than $19.52.

(v)“Fiscal Year 2017” means the period beginning on January 1, 2017 and ending on December 31, 2017.

(vi)“Eligible Bookings” means those new clients of Valence Parent with respect to the Business set forth in the file entitled “Eligible Bookings Pipeline File” (the “Pipeline File”), delivered via email on the date hereof to Nicky McGrane of Evolent. If Valence Parent and Evolent mutually agree, the Pipeline File may be updated between the date hereof and Closing to reflect additional potential new clients of Valence Parent with respect to the Business. Valence Parent shall use commercially reasonable efforts to keep Evolent apprised of any potential additions to the Pipeline File.

(vii)“Qualified Eligible Bookings” means any Eligible Bookings for which a definitive agreement is executed with Valence Parent no later than December 31, 2016, provided, that such definitive agreement must contain the Required Terms and be otherwise reasonably satisfactory to Evolent.

(viii)“Required Terms” means, (A) a term of at least three (3) years, (B) a minimum gross margin (determined consistent with historical practices of Valence Parent) of thirty percent (30%) and (C) not subject to termination without cause (which shall be defined in a manner substantially consistent with past practice of Valence Parent) by the client; or, in each case, as any such term is modified by mutual agreement of Evolent and the Securityholders’ Representative.

(ix)“Valence Parent” means Valence Parent or any other entity which undertakes the Business after the Closing.

(b)Qualified Eligible Bookings.

(i)Between the date hereof and September 1, 2016, Valence Parent shall promptly inform (and provide an executed copy to) Evolent of the entry into a letter of intent or other indication of interest with any Eligible Booking containing the Required Terms (an “Eligible LOI”). In the event that a definitive agreement is entered into with such Eligible Booking pursuant to such Eligible LOI on or before December 31, 2016 and such agreement qualifies as a Qualified Eligible Booking, subject to Section 2.12(b)(iii), promptly, and in all events within ten (10) Business Days, following the entry into the Qualified Eligible Booking, Evolent shall issue a number of shares of Evolent Common Stock to the Securityholders equal to the Earnout Amount, if any, divided by $16.27. Notwithstanding the foregoing, in no event shall Evolent issue any Earnout Amount to the Securityholders prior to Closing.

(ii)Subject to Section 2.12(b)(iii), no later than January 15, 2017, Evolent shall deliver to the Securityholders’ Representative a statement setting forth Qualified Eligible Bookings, 2017 Contracted Revenue and a calculation of the Earnout Amount. No later than January 30, 2017, Evolent shall issue to the Securityholders a number of shares of Evolent Common Stock equal to the Earnout Amount, if any, with such shares of Evolent Common Stock valued as of December 31, 2016 (based on the Earnout Valuation Methodology). The Earnout Amount calculated pursuant to this Section 2.12(b)(ii) shall take into account and be reduced by any Earnout Amount previously earned pursuant to Section 2.12(b)(i).

(iii)At or prior to Closing, Valence Parent shall deliver to Evolent supporting documentation for each Qualified Eligible Booking for purposes of establishing and verifying the validity of such Qualified Eligible Booking as of the Closing, the establishment and validity of which shall be subject to the reasonable satisfaction of Evolent, and Valence Parent shall permit Evolent and its representatives to have reasonable access to Valence Parent’s personnel, books and records and any other documents or information reasonably requested by Evolent for purposes of verifying the Qualified Eligible Bookings, 2017 Contracted Revenue and the calculation of the Earnout Amount. Following the Closing, Evolent shall permit the Securityholders’ Representative and its representatives to have reasonable access to the Surviving Entity’s personnel, books and records and any other documents or information reasonably requested by the Securityholders’ Representative for purposes of verifying the Qualified Eligible Bookings, 2017 Contracted Revenue and Evolent’s calculation of the Earnout Amount.

(iv)In the event of any dispute between Evolent, Valence Parent and/or the Securityholders’ Representative with respect to this Section 2.12, the parties agree to negotiate to resolve such dispute. Notwithstanding the foregoing, in the event that the parties have not been able to resolve such dispute within thirty (30) days’ notice of such dispute, the Securityholders’ Representative and Evolent shall submit the issues remaining in dispute to the Arbitrating Accountant, for resolution in accordance with the terms of this Section 2.12. If issues are submitted to the Arbitrating Accountant for resolution, (A) the Securityholders’ Representative and Evolent shall furnish or cause to be furnished to the Arbitrating Accountant such work papers and other documents and information relating to the disputed issues as the Arbitrating Accountant may request and are available to that party or its agents and shall be afforded the opportunity to present to the Arbitrating Accountant any material relating to the disputed issues and to discuss issues with the Arbitrating Accountant; (B) the determination by the Arbitrating Accountant, as set forth in a notice to be delivered to both Evolent and the Securityholders’ Representative within thirty (30) days of the submission to the Arbitrating Accountant of the issues remaining in dispute, shall be final, binding and conclusive on the parties and shall be used in the calculation of the Earnout

Amount; (C) the Arbitrating Accountant shall make a final determination of such Earnout Amount based solely on the items that are in dispute and, in resolving such items in dispute, the Arbitrating Accountant shall not assign to any item in dispute a value that is, as applicable (i) greater than the greatest value for such item assigned by Evolent, on the one hand, or the Securityholders’ Representative, on the other hand, or (ii) less than the smallest value for such item assigned by Evolent, on the one hand, or the Securityholders’ Representative, on the other hand; and (D) Evolent and the Securityholders’ Representative shall each bear fifty percent (50%) of the fees and expenses of the Arbitrating Accountant for such determination. No party shall be deemed to be in breach of any covenant set forth in Sections 2.12(b)(i) or 2.12(b)(ii) with respect to the timing of the issuance of the Earnout Amount if such party is disputing the Earnout Amount in good faith.

(v)The issuance of any Earnout Amount shall be treated by Evolent and the Securityholders as an adjustment to the Merger Consideration for all income Tax purposes, unless a final determination (which shall include the execution of a Form 870-AD or successor form) with respect to such payment causes any such payment not to be treated as an adjustment to the Merger Consideration for Tax purposes and may be eligible for reporting as income from an “installment sale” within the meaning of Section 453 of the Code.

(vi)Any issuance of shares of Evolent Common Stock in satisfaction of the Earnout Amount shall be made by Evolent through the Paying Agent in a manner consistent with Section 2.7.

(c)Certain Events. Nothing in this Agreement shall be interpreted as a restriction or limitation on Evolent’s or its Affiliates’ right or ability (i) to merge or consolidate the Surviving Entity or its business into, or otherwise transfer or assign the Surviving Entity or its business to, Evolent or any of its Affiliates (an “Affiliate Business”), (ii) to acquire by purchase, exchange, merger, asset sale, or otherwise, any other Person, whether or not engaged in a business similar or related to the business of the Surviving Entity (an “Acquired Business”), or (iii) to sell or transfer the Surviving Entity or its business to any Person that is not an Affiliate of Evolent, whether via a sale of all of the equity, exchange, merger, asset sale or otherwise (a “Sale”). The Securityholders shall not have any rights or interests in or relating to any such Affiliate Business or Acquired Business. In the event of the completion of any such transaction with any Affiliate Business or Acquired Business on or prior to the end of the Earnout Period, for purposes of the calculation of any Earnout Amount payable hereunder, Evolent shall account for any Affiliate Business or Acquired Business such that the calculation of any Earnout Amount payable hereunder (A) shall not be affected by such transaction or event involving an Affiliate Business or Acquired Business, and (B) will continue to be reasonably determinable pursuant to the terms of this Section 2.12. In addition, in the event that Evolent completes any Sale on or prior to the end of the Earnout Period, Evolent shall cause the purchaser in the Sale to assume Evolent’s obligations under this Section 2.12 at the closing of such transaction.

(d)Acknowledgements. It is acknowledged and agreed that (i) following the Closing, Evolent will have the authority and freedom to operate the business of the Surviving Entity, free from any restrictions or obligations, express or implied; (ii) neither Evolent nor its Affiliates is making, and the Securityholders are not relying upon, any representations or warranties with respect to the results of operations of the Surviving Entity following the Closing or with respect to any estimates or projections prepared by Evolent or its Affiliates with respect to such results of operations; and (iii) the parties’ relationship and obligations in respect of the subject matter of this Section 2.12 and Evolent’s obligation to pay any Earnout Amount will be solely governed by the express provisions of this Agreement. Each of the Securityholders hereby acknowledges and agrees (A) that Evolent’s and its Affiliates’ boards of directors, managers and members owe their fiduciary duties to their members and stockholders; (B) that

Evolent is a publicly traded corporation which conducts its business primarily through direct and indirect Subsidiaries; and (C) that the boards of managers, boards of directors and members of Evolent and its Affiliates, in their exercise of their fiduciary duties to their stockholders and members, may determine to undertake a range of actions to further accomplish the business objectives of Evolent as the owner of a group of Subsidiaries engaged in its business, none of which actions will be undertaken for the sole purpose of having an adverse effect on amounts payable under this Section 2.12 or to intentionally frustrate the ability of the Securityholders to receive payment of any Earnout Amount. Toward that end, Evolent and its Affiliates (including the Surviving Entity) shall be entitled to take any act (or refrain therefrom) in the conduct of the Business if the action (or determination not to act) has been determined by Evolent or its Affiliates in good faith to be reasonably necessary to accomplish their business objectives.

(e)Earnout Not a Security. The Securityholders’ Representative, on behalf of the Securityholders, hereby agrees and acknowledges that the right to receive the Earnout Amount, if any, pursuant to this Section 2.12 (i) is an integral part of the total consideration of the acquisition of Valence Parent and not an investment; (ii) does not represent an ownership interest in Evolent, the Surviving Entity, or their respective Affiliates; (iii) does not carry voting, dividend or liquidation rights; (iv) is not represented by any form of certificate or instrument; and (v) shall not be assignable or transferable (other than by testamentary disposition or the laws of intestacy).

(f)Maximum Earnout Amount. Notwithstanding anything to the contrary contained in this Agreement, in no event will the maximum Earnout Amount issuable and payable by Evolent hereunder exceed $50,000,000.

2.13    Lease Matters.
Section 2.13 of the Disclosure Schedule sets forth the agreement of the Parties with respect to certain matters concerning the Leased Real Property.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF VALENCE PARENT

Except as set forth in the Disclosure Schedule, it being understood that the disclosure of any matter, information, item or other disclosure in any Section of the Disclosure Schedule shall be deemed to be disclosure with respect to any representation or warranty made in this Article III, whether or not an explicit cross reference appears, only to the extent that it is reasonably apparent from the face of such disclosure that such matter, information, item or other disclosure in such Section of the Disclosure Schedule is relevant to such other representation or warranty made in this Article III, Valence Parent represents and warrants to the Evolent Entities as of the date hereof and as of the Bringdown Date, solely with respect to the Business (except with respect to the representations and warranties in Sections 3.1(a), 3.2, 3.3, 3.4(c), 3.7, 3.10, 3.11, 3.12, 3.13, 3.14(e), 3.17, 3.22, 3.24, 3.27 and 3.28, as applicable), as follows:

3.1    Organization and Good Standing.

(a)Each Valence Entity is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization or incorporation, with full corporate power and authority to conduct its business as it is now being conducted and to own or use the properties and assets that it purports to own or use.

(b)Valence Parent is duly qualified to transact business and is in good standing in each domestic or foreign jurisdiction in which its ownership of property or the conduct of its business makes such qualification or licensure necessary. Section 3.1(b) of the Disclosure Schedule sets forth a complete and accurate list of each jurisdiction in which Valence Parent is qualified or licensed to transact business. Complete and accurate copies of the Organizational Documents of Valence Parent, each as amended to date, have been made available to the Evolent Entities.

3.2    Authority; No Conflict.

(a)This Agreement constitutes the legal, valid and binding obligation of Valence Parent, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Upon the execution and delivery by each Valence Entity of each of the documents to be executed and/or delivered by it on the date hereof or at the Closing pursuant to Sections 1.6(a) and 1.7, respectively (collectively, the “Valence Closing Documents”), each of the Valence Closing Documents to which it is a party will constitute the legal, valid and binding obligation of such Valence Entity, enforceable against it in accordance with its respective terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Each Valence Entity has all requisite power, authority and capacity to execute and deliver this Agreement and each of the Valence Closing Documents to which it is a party and to consummate all of the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Valence Closing Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by all necessary action of each Valence Entity.

(b)Except as set forth on Section 3.2(b) of the Disclosure Schedule, neither the execution and delivery of this Agreement or the Valence Closing Documents by the Valence Entities nor the consummation or performance of the transactions contemplated hereby by each Valence Entity will, directly or indirectly (with or without notice or lapse of time): (i) contravene, conflict with, or result in a violation of any provision of the Organizational Documents of such Valence Entity; (ii) contravene, conflict with, or result in a violation in any material respect of any Legal Requirement, or any Order of any Governmental Authority, to which such Valence Entity is subject; (iii) contravene, conflict with, or result in a violation in any material respect of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by such Valence Entity; (iv) breach any provision of, give any Person the right to declare a default or exercise any remedy under, accelerate the maturity or performance of or payment under, or cancel, terminate, or modify any, Material Contract; or (v) result in the creation or imposition of any Encumbrance upon any of the assets of the Valence Entities, except for Permitted Encumbrances or that is not otherwise material.

(c)Except as set forth on Section 3.2(c) of the Disclosure Schedule, none of the Valence Entities is or will be required to give any notice to or obtain any consent, waiver or approval from (i) any Governmental Authority or other Person, or (ii) any party under any Material Contract, in connection with the execution and delivery of this Agreement or any of the Valence Closing Documents or the consummation of the transactions contemplated hereby or thereby, except for filing appropriate merger documents as required by the DGCL or DLLCA.

3.3    Financial Statements.

(a)Section 3.3(a) of the Disclosure Schedule contains true and complete copies of: (i) the audited consolidated balance sheet of Valence Parent as at December 31 in each of 2015, 2014 and 2013, and the related consolidated statements of income and cash flows for the fiscal years then ended, together with the notes thereto (collectively, the “Audited Financial Statements”); and (ii) the unaudited consolidated balance sheet of Valence Parent as at May 31, 2016, and the related consolidated statements of income and cash flows for the four (4)-month period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, collectively, the “Financial Statements”). The audited consolidated balance sheet of Valence Parent as at December 31, 2015 is referred to herein as the “Reference Balance Sheet” and the date thereof as the “Reference Balance Sheet Date.” The Financial Statements (a) have been prepared in accordance with GAAP, consistently applied (and in the case of the Interim Financial Statements, subject to normal year-end adjustments the effect of which would not reasonably be expected, individually or in the aggregate, to be material), and (b) are consistent with the books and records of Valence Parent (which books and records are complete and accurate in all material respects). The Financial Statements fairly present in all material respects the financial position of Valence Parent and its Subsidiaries and the results of operations and changes in financial position and cash flows as of the dates and for the periods specified.

(b)The books of account and other financial records of Valence Parent, all of which have been made available to Evolent, are complete and correct and represent actual, bona fide transactions and have been maintained in accordance with sound business practices. Except as set forth on Section 3.3(c) of the Disclosure Schedule, no material weaknesses in internal controls or reportable conditions exist as of the Reference Balance Sheet Date. To the Knowledge of Valence Parent, Valence Parent has not received any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Valence Parent or Valence Parent's internal control over financial reporting, including any complaint, allegation, assertion or claim that Valence Parent has engaged in questionable or improper accounting practices.

3.4    Capitalization.

(a)Section 3.4(a) of the Disclosure Schedule sets forth the names of all holders of Shares as of the date hereof and as of the Closing, including the number and class held by each. The Shares have been duly authorized and are validly issued, fully paid and nonassessable. The Shares were issued in compliance with all applicable Legal Requirements. The Shares were not issued in violation of the Organizational Documents of Valence Parent or any other agreement, arrangement or commitment to which Valence Parent is a party, nor are the Shares subject to any preemptive or similar rights of any Person. Valence Parent has not violated the Securities Act or any other applicable Legal Requirements in connection with the offer, sale or issuance of the Shares or any other ownership interest or equity securities. Except as set forth in Section 3.4(a) of the Disclosure Schedule, Valence Parent has no liability for dividends that have been declared or accrued that have not been paid.

(b)Section 3.4(b) of the Disclosure Schedule sets forth a complete list of all Persons in which Valence Parent has a direct or indirect ownership interest and the capitalization of each, all of which are owned, directly or indirectly, solely by Valence Parent as reflected on Section 3.4(b) of the Disclosure Schedule. Except as set forth on Section 3.4(b) of the Disclosure Schedule, Valence Parent does not have any Subsidiaries and does not otherwise hold any direct or indirect equity or ownership interest in any Person or other similar interest or any right (contingent or otherwise) to acquire the same.

(c)Section 3.4(c) of the Disclosure Schedule sets forth, with respect to each outstanding Company Option as of the date hereof, the total number and class of shares subject to such Company Option, the exercise price of such Company Option, and the record holder of such Company Option. Section 3.4(c) of the Disclosure Schedule sets forth, with respect to each outstanding Company Warrant as of the date hereof, the total number and class of shares subject to such Company Warrant, the exercise price of such Company Warrant, and the record holder of such Company Warrant.

(d)Except as set forth on Section 3.4(d) of the Disclosure Schedule and in respect of Company Options set forth on Section 3.4(c) of the Disclosure Schedule, there are no (i) outstanding obligations, options, warrants, or other rights, agreements, arrangements or commitments of any kind relating to the ownership interests of any Valence Entity, or securities convertible or exchangeable into capital stock or other equity or ownership interests of any Valence Entity, or obligating any Valence Entity to issue or sell any shares of capital stock of, or any other equity or ownership interests in, any Valence Entity; (ii) outstanding contractual obligations of any Valence Entity to repurchase, redeem or otherwise acquire any shares of its capital stock or other ownership or equity interests in, any other Person; or (iii) voting trusts, stockholder agreements, registration rights agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the shares of capital stock or other equity or ownership interests of any Valence Entity. As of the Effective Time, any and all options, warrants and rights to acquire any shares of capital stock or other equity securities of any Valence Entity previously granted by any Valence Entity will either have lapsed, been exercised or been terminated, and, in any case, shall no longer represent a right to acquire capital stock or other equity securities of any Valence Entity.

(e)The information set forth on the Waterfall is true and correct (subject to the assumptions set forth therein (including all amounts designated as estimates) and any changes contemplated by this Agreement in Valence Parent’s capitalization between the date of this Agreement and the Closing), and except as set forth in the Waterfall, no Person has any right to any portion of the Merger Consideration.

3.5    Assets.

(a)Except as set forth on Section 3.5(a) of the Disclosure Schedule, Valence Parent has good, valid and marketable title to, or a valid and enforceable right to use under a Contract, all tangible property and assets used or held for use in connection with the Business, free and clear of all Encumbrances other than Permitted Encumbrances.

(b)Section 3.5(b) of the Disclosure Schedule sets forth all items of machinery, equipment, furniture and other tangible personal property owned by Valence Parent and used in the Business with an initial, nondepreciated book value of at least $50,000. Each such item of tangible personal property is in good repair and good operating condition, ordinary wear and tear excepted, and is suitable for use in the Ordinary Course of Business. All such tangible personal property and inventory of Valence Parent is in the possession of Valence Parent.

(c)The tangible assets owned by, or leased to Valence Parent at Closing constitute all of the assets, tangible and intangible, of any nature necessary to conduct the Business in the manner presently conducted.

3.6    Real Property.

(a)Section 3.6(a) of the Disclosure Schedule sets forth a list of all real property leases, subleases or other occupancy agreements under which Valence Parent leases or subleases real property as a lessee or sublessee, as applicable (the “Real Property Leases,” all real property in which Valence Parent holds a leasehold interest, whether as lessee or sublessee, collectively, the “Leased Real Property”). Except for the Leased Real Property and the Real Property Leases identified in Section 3.6(a) of the Disclosure Schedule, Valence Parent does not own any interest (fee, leasehold or otherwise) in any real property. Valence Parent enjoys peaceful and undisturbed possession of the Leased Real Property. There are no Contracts to which Valence Parent is a party or by which any of the Leased Real Property is bound granting to any other Person the right of use or occupancy of any material portion of the Leased Real Property.

(b)Valence Parent holds a valid leasehold interest in the Leased Real Property, free and clear of any Encumbrances other than Permitted Encumbrances.
(c)The use of the Leased Real Property by Valence Parent for the purposes for which it is currently being used conforms in all material respects to all applicable Legal Requirements (including those pertaining to public and private restrictions, fire, safety, zoning and building laws and ordinances, and laws relating to the disabled). To the Knowledge of Valence Parent, there are no pending or threatened eminent domain, condemnation, zoning, or other Proceedings affecting the Leased Real Property that would result in the taking of all or any part of the Leased Real Property or that would prevent or hinder in any material respect the continued use of the Leased Real Property as currently used in the conduct of the Business.

(d)Complete and accurate copies of the Real Property Leases, including any and all amendments and modifications thereto, have been made available by Valence Parent to the Evolent Entities.

3.7    Taxes.

(a)Valence Parent has filed all income and other material Tax Returns that it was required to file under applicable Legal Requirements, except where Valence Parent has received an extension of time within which to file such Tax Returns, in which case it has filed all such Tax Returns within such extension of time. All such Tax Returns were true, correct and complete in all material respects. All material Taxes due and owing by each of the Valence Entities (whether or not shown on any Tax Return) have been paid. Valence Parent is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made in writing by a Governmental Authority in a jurisdiction where Valence Parent does not file Tax Returns that Valence Parent is or may be subject to taxation by that jurisdiction. There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of Valence Parent.

(b)Valence Parent has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all IRS Forms W-2 and 1099 (and comparable state Tax forms) required with respect thereto have been properly completed and timely filed.

(c)No foreign, federal, state, or local Tax audits or administrative or judicial Tax Proceedings are pending or being conducted with respect to Valence Parent. Valence Parent has not received, in writing, from any Governmental Authority (including jurisdictions where Valence Parent has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Governmental Authority against Valence Parent. Section 3.7(c) of the Disclosure Schedule lists all federal, state, local and foreign income Tax Returns filed with respect to Valence Parent for taxable periods ended on or after December 31, 2012, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of an audit. Valence Parent has made available to the Evolent Entities complete and accurate copies of all federal income Tax Returns filed since January 1, 2012, and all federal and state examination reports, ruling requests, and letter rulings and federal and state statements of deficiencies assessed against or agreed to by Valence Parent filed or received since January 1, 2010.
(d)Valence Parent has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e)Valence Parent has not participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2). Valence Parent is not a party to or bound by any Tax allocation, sharing or similar agreement (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority), nor does Valence Parent have any contractual or legal obligation to indemnify any other Person with respect to Taxes, excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes. Valence Parent (i) is not and has never been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return or a member of an affiliated, consolidated, combined or unitary group with respect to any state, local or foreign Taxes (in each case, other than one of which Valence Parent is the common parent), and (ii) does not have any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise, excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes.

(f)The unpaid Taxes of Valence Parent did not, as of the Reference Balance Sheet Date, exceed the reserve for Tax liabilities (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Reference Balance Sheet (rather than in any notes thereto). Since the Reference Balance Sheet Date, Valence Parent has not incurred any liability for Taxes outside the Ordinary Course of Business.

(g)Valence Parent will not be required to include any item of income in, or exclude any item of deduction from, their taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i)change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii)“closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iii)installment sale or open transaction disposition made on or prior to the Closing Date;

(iv)prepaid amount received on or prior to the Closing Date; or

(v)intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law).

(h)All books and records relating to Taxes (including related work papers) have been adequately maintained for all periods ending on or after December 31, 2012 (or for periods that the statute of limitations remains open).

(i)Valence Parent has not elected to defer cancellation of indebtedness income under Section 108(i) of the Code.

(j)No claim has been asserted by any Governmental Authority in writing that Valence Parent is liable for any Taxes based on Section 482 of the Code or comparable provisions of other applicable Legal Requirements.

(k)Valence Parent is not the beneficiary of any Tax grants, abatements or incentives granted or made available by any Governmental Authority for the benefit of Valence Parent.

(l)Valence Parent has not been a United States real property holding corporation within the meaning of Section 897(c)(2)of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m)Valence Parent has not distributed stock of another Person, nor has had its stock distributed to another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(n)Valence Parent does not have an interest in an entity classified as a partnership for U.S. federal income Tax purposes.

(o)At all times since formation, each of the Valence Entities has been classified as an association taxable as a corporation for federal income Tax purposes and for all applicable state and local Tax purposes in each jurisdiction where such Valence Entity was required to file an income or franchise Tax Return.

(p)Valence Parent has not taken or agreed to take any action that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Valence Parent is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.8    Employees.

(a)Section 3.8(a) of the Disclosure Schedule sets forth the following information (to the extent applicable) with respect to each Continuing Company Employee as of the date hereof, including each employee on leave of absence or layoff status: name, job title, date of hire, employment status, current annual base salary or current wages, 2015 bonus, 2016 bonus target, sick and vacation leave and paid time off that is accrued but unused. There is no collective bargaining agreement in effect between Valence Parent and any labor unions or organizations representing any of the employees of Valence Parent. Valence Parent has not experienced any organized slowdown, work interruption, strike or work stoppage by its employees and, to the Knowledge of Valence Parent, there is no strike, labor dispute or union organization activity pending or threatened affecting Valence Parent.

(b)Except as set forth in Section 3.8(b) of the Disclosure Schedule, the employment of each employee of Valence Parent is terminable at the will of Valence Parent. Except as set forth in Section 3.8(b) of the Disclosure Schedule, no employee of Valence Parent primarily dedicated to the Business, who has an annual salary in excess of $100,000, has provided notice to Valence Parent of termination of employment and, to the Knowledge of Valence Parent, no employee of Valence Parent primarily dedicated to the Business, who has an annual salary in excess of $100,000, intends to terminate his or her employment with Valence Parent. To the Knowledge of Valence Parent, no employee of Valence Parent is a party to, or is otherwise bound by, any agreement, including any confidentiality, non-competition or proprietary rights agreement, between such employee and any Person other than Valence Parent that adversely affects the performance of that employee’s duties as an employee of Valence Parent.

(c)Valence Parent is, and since June 30, 2012, has been, in compliance in all material respects with all applicable Legal Requirements regarding employment and employment practices, terms and conditions of employment, wages and hours, anti-discrimination and occupational health and safety, including Legal Requirements concerning unfair labor practices within the meaning of Section 8 of the National Labor Relations Act, as amended, and the employment of non-residents under the Immigration Reform and Control Act of 1986, as amended. Except instances where such misclassification would not reasonably be expected to result in a material liability, all individuals who are performing consulting or other services for Valence Parent are correctly classified as either “independent contractors” or “employees,” as the case may be. There is no unfair labor practice claim or Proceeding brought by or on behalf of any employee or former employee of Valence Parent under the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, the Family Medical Leave Act or any other Legal Requirement pending or, to the Knowledge of Valence Parent, threatened, against Valence Parent.

3.9    Employee Benefits.

(a)Section 3.9(a) of the Disclosure Schedule lists all deferred compensation, incentive compensation, stock purchase, stock option or other equity-based, retention, change in control, severance or termination pay, hospitalization or other medical, life, dental, vision, disability or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, programs, agreements or arrangements, and each other fringe or other employee benefit plan, program, agreement or arrangement (including any “employee benefit plan,” within the meaning of Section 3(3) of ERISA), sponsored, maintained or contributed to or required to be contributed to by Valence Parent for the benefit of any current or former employee, independent contractor or director (and/or their dependents or beneficiaries) of Valence Parent, or with respect to which Valence Parent otherwise has any liabilities or obligations (the “Employee Benefit Plans”).

(b)No Employee Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, (ii) a plan that is subject to Title IV of ERISA, Sections 302 or 303 of ERISA or Sections 412 or 436 of the Code, (iii) a multiple employer plan as defined in Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, and neither Valence Parent nor any ERISA Affiliate of Valence Parent has maintained, contributed to, or been required to contribute to any Employee Benefit Plan described in clauses (i), (ii), (iii) or (iv) above within the last six (6) years.

(c)Each Employee Benefit Plan is and has been maintained and administered in all material respects in compliance with its terms and with the applicable requirements of ERISA, the Code and any other applicable Legal Requirements. Valence Parent has timely paid all contributions, premiums and expenses payable to or in respect of each Employee Benefit Plan under the terms thereof and in accordance with applicable Legal Requirements. Neither Valence Parent or any ERISA Affiliate of Valence Parent nor, to the Knowledge of Valence Parent, any other Person has engaged in any transaction with respect to any Employee Benefit Plan that would be reasonably likely to subject Valence Parent or the Evolent Entities to any Tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable Legal Requirements.

(d)Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in all material respects in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional Tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Employee Benefit Plan, and no employee of Valence Parent is entitled to any gross-up or otherwise entitled to indemnification by Valence Parent for any violation of Section 409A of the Code.

(e)With respect to each Employee Benefit Plan, Valence Parent has delivered to the Evolent Entities complete copies of each of the following documents: (i) a copy of each Employee Benefit Plan (including any amendments thereto and all administration agreements, insurance policies, investment management or advisory agreements and all prior Employee Benefit Plan documents, if amended within the last two (2) years); (ii) a copy of the three (3) most recent Form 5500 annual reports, if any, required under ERISA or the Code; (iii) a copy of the most recent summary plan description (and any summary of material modifications), if any, required under ERISA; (iv) if the Employee Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including any amendments thereto); (v) if the Employee Benefit Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service; (vi) any actuarial reports (if any); (vii) all non-routine correspondence with the Internal Revenue Service or

Department of Labor regarding any Employee Benefit Plan; and (viii) all discrimination tests for each Employee Benefit Plan for the three (3) most recent plan years (if any). Valence Parent has disclosed to the Evolent Entities the terms and conditions of any unwritten Employee Benefit Plan.

(f)None of the Employee Benefit Plans that are “welfare benefit plans” within the meaning of Section 3(1) of ERISA provide for continuing benefits or coverage after termination or retirement from employment, except for COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA.

(g)Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination from the Internal Revenue Service that it is so qualified or may otherwise rely upon an opinion letter issued by the Internal Revenue Service with respect to a prototype plan, and there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Employee Benefit Plan.

(h)Except as set forth in Section 3.9(h) of the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement and each Valence Closing Document will not (i) result in an increase in or accelerate the vesting of any of the benefits available under any Employee Benefit Plan, or (ii) otherwise entitle any current or former director or employee of Valence Parent to any payment from Valence Parent. Except as set forth in Section 3.9(h) of the Disclosure Schedule, Valence Parent is not a party to any agreement, Contract, arrangement or plan that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (whether alone or together with any other event).

(i)There are no pending or, to the Knowledge of Valence Parent, threatened, Proceedings that have been asserted relating to any Employee Benefit Plan by any employee or beneficiary covered under any Employee Benefit Plan or otherwise involving any Employee Benefit Plan (other than routine claims for benefits). No examination, voluntary correction proceeding or audit of any Employee Benefit Plan by any Governmental Authority is currently in progress or, to the Knowledge of Valence Parent, threatened. Valence Parent is not a party to any agreement or understanding with the Pension Benefit Guaranty Corporation, the Internal Revenue Service or the Department of Labor.

3.10    Legal Proceedings; Orders.

(a)Except as set forth in Section 3.10(a) of the Disclosure Schedule, there are no Proceedings pending (i) by or against Valence Parent or that otherwise relate to or may affect the Business, or (ii) by or against Valence Parent that challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated hereby. To the Knowledge of Valence Parent, no such Proceeding has been threatened, and no event has occurred or circumstance exists that may give rise to or serve as a reasonable basis for the commencement of any such Proceeding. Except as set forth in Section 3.10(a) of the Disclosure Schedule, since June 30, 2012, there have not been any Orders rendered against, or any settlements effected by, Valence Parent in connection with any Proceedings brought by or against Valence Parent.

(b)There are no Orders outstanding (i) that relate to or may affect the Business or otherwise against Valence Parent and that would have a Material Adverse Effect, or (ii) against Valence Parent that challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated hereby. To the Knowledge of Valence Parent, no such Order has been threatened in writing, and no event has occurred or circumstance exists that may give rise to or serve as a reasonable basis for the commencement of any such Order.

3.11    Compliance with Legal Requirements; Governmental Authorizations.

(a)Valence Parent is and at all times since January 1, 2013, has been, in compliance in all material respects with all Legal Requirements that are or were during such time period applicable to Valence Parent or the operation of the Business. Valence Parent has not received, at any time since June 30, 2012, any written notice from any Governmental Authority regarding any actual, alleged or potential violation of or failure to comply with any Legal Requirement.

(b)Section 3.11(b) of the Disclosure Schedule contains a complete and accurate list of each Governmental Authorization that is held by Valence Parent. Each such Governmental Authorization is valid and in full force and effect. Valence Parent is and at all times since January 1, 2012, has been, in compliance in all material respects with each such Governmental Authorization applicable to Valence Parent. Valence Parent has not received, at any time since January 1, 2013, any written notice from any Governmental Authority regarding (i) any actual, alleged or potential violation of or failure to comply with any term or requirement of any such Governmental Authorization, or (ii) any actual, proposed, or potential revocation, suspension, cancellation or termination of, or modification to, any such Governmental Authorization. The Governmental Authorizations listed in Section 3.11(b) of the Disclosure Schedule collectively constitute all of the Governmental Authorizations necessary to permit the conduct and operation of the Business in all material respects in the manner it is currently conducted.

(c)Valence Parent has filed with the appropriate Governmental Authorities all unclaimed property reports as required under applicable Legal Requirements.

3.12    Environmental Matters.

(a)Valence Parent is, and at all times since June 30, 2012, has been, in compliance in all material respects with all Environmental Laws. Valence Parent has obtained, and is in compliance in all material respects with, all Governmental Authorizations required by all Environmental Laws.

(b)To the Knowledge of Valence Parent, Valence Parent has not received any citation, directive, inquiry, notice, Order, summons, warning, request for information, or other written communication that relates to (i) Hazardous Materials, or (ii) any alleged, actual, or potential violation of or failure to comply with any Environmental Laws.

(c)To the Knowledge of Valence Parent, Valence Parent does not have any Environmental, Health and Safety Liabilities with respect to the Leased Real Property, the assets of Valence Parent, or any other properties and assets (whether real, personal or mixed) in which Valence Parent (or any predecessor thereof) has or had an interest.

3.13    Insurance. Section 3.13 of the Disclosure Schedule sets forth a complete and accurate list of all insurance under which any of the assets or properties of Valence Parent are covered or otherwise relating to the Business, including policy numbers and names of insurers and liability or risk covered, amounts of coverage, limitations and deductions and expirations dates, and whether each such policy is claims-made or occurrence-based. Each such policy is in full force and effect, and Valence Parent has paid or accrued (to the extent not due and payable) all premiums due, and has otherwise performed in all material respects all of their obligations under such insurance policies.

3.14    Material Contracts; No Defaults.

(a)Section 3.14(a) of the Disclosure Schedule lists each of the Material Contracts, including the name of the counterparty to such Material Contract and the date thereof (and, in the case of any oral or unwritten Material Contracts, provides a description of the material terms thereof).

(b)Except as set forth in Section 3.14(b) of the Disclosure Schedule:

(i)Each Material Contract is valid and binding and in full force and effect with respect to Valence Parent;

(ii)Neither Valance Parent nor, to the Knowledge of Valence Parent, any other party to any Material Contract, is in breach or default under any Material Contract and no event has occurred that, with or without notice or lapse of time, would constitute a breach or default under any Material Contract in any material respect; and

(iii)Since January 1, 2015, Valence Parent has not given to, or received from, any other party to any Material Contract, any notice or communication (whether written or oral) regarding any actual or alleged breach of or default under any Material Contract by Valence Parent or any other party to such Material Contract.

(c)Section 3.14(c) of the Disclosure Schedule indicates which, if any, of the Material Contracts:

(i)contain covenants that limit the freedom of Valence Parent, or any Affiliate of Valence Parent, to engage in any line of business or engage in competition with any Person; or

(ii)provide for Valence Parent to be the exclusive provider of any product or service to any Person or the exclusive recipient of any product or service from any Person during any period of time.

(d)Valence Parent has made available to the Evolent Entities complete and accurate (i) copies of each of the Material Contracts that is in written form and (ii) descriptions of each Material Contract that is not in written form, in each case including any and all amendments and modifications thereof.

(e)On the date hereof, neither Valance Parent nor, to the Knowledge of Valence Parent, any other party to any customer Contract included in the Excluded Business, is in breach or default under any such Contract and no event has occurred that, with or without notice or lapse of time, would constitute a breach or default under any such Contract in any material respect, and, since January 1, 2015, Valence Parent has not given to, or received from, any other party to any such Contract, any notice or communication (whether written or oral) regarding any actual or alleged breach of or default under any such Contract by Valence Parent or any other party to such Contract.

3.15    Intellectual Property; Software.

(a)Section 3.15(a) of the Disclosure Schedule (i) sets forth a complete and accurate list of all Registered Intellectual Property used or held for use in the Business and (ii) specifies, where applicable, the jurisdictions in which each item of such Registered Intellectual Property has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners. Section 3.15(a)(iii) of the Disclosure Schedule lists any Proceedings before any Governmental Authority (including the United States Patent Office or equivalent authority anywhere in the world) related to any of the Registered Intellectual Property used or held for use in the Business. Valence Parent has complied with all applicable disclosure requirements and has not committed any fraudulent act in the application for and maintenance of any Registered Intellectual Property used or held for use in the Business. Each item of Registered Intellectual Property used or held for use in the Business that is issued or registered is valid, subsisting and enforceable. All necessary registration, maintenance and renewal fees in connection with the Registered Intellectual Property used or held for use in the Business have been made and all necessary documents and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities for the purposes of maintaining such Registered Intellectual Property.

(b)Except as set forth on Section 3.15(b) of the Disclosure Schedule: (i) Valence Parent owns and has good and exclusive title to each item of the Owned Intellectual Property, including all Registered Intellectual Property, free and clear of any Encumbrance, other than Permitted Encumbrances, and has the right to use, transfer, license and encumber all such Owned Intellectual Property; (ii) Valence Parent has the right to use all of the other material Valence Intellectual Property used in the conduct of the Business; and (iii) the Valence Intellectual Property held by Valence Parent after giving effect to the Reorganization constitutes all of the Intellectual Property necessary to the conduct of the Business as currently conducted; and (iv) Valence Parent has not granted to any Person or authorized any Person to retain any ownership rights in the Owned Intellectual Property; provided that the foregoing shall not constitute a non-infringement representation or warranty, which is addressed solely in Section 3.15(e). To the extent that any material Intellectual Property has been developed or created by an employee or a third party for Valence Parent, Valence Parent has a written agreement with such employee or third party with respect thereto and thereby has obtained ownership of, and is the exclusive owner of, all Intellectual Property in such Intellectual Property by operation of law or by valid assignment.

(c)The contracts, licenses, sublicenses and agreements listed on Section 3.15(c) of the Disclosure Schedule include all contracts, licenses, sublicenses and agreements: (i) pursuant to which Valence Parent is authorized to use any third-party Intellectual Property used or held for use in the Business excluding any licenses for commercially available Software with a total or annual fee of less than $20,000 (“In-Bound IP License”); and (ii) pursuant to which any Person is authorized to use, exploit or is granted a license to use or enforce any Owned Intellectual Property (excluding non-exclusive licenses contained in customer contracts entered into in the Ordinary Course of Business by Valence Parent (a form of which has been provided to Evolent), non-disclosure and confidentiality agreements and employment agreements) (“Out-Bound IP License,” which together with the In-Bound IP Licenses shall be collectively referred to herein as the “IP Licenses”). All of the IP Licenses are in full force and effect. Neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated hereby will violate or result in the breach, modification, cancellation, termination, or suspension of any of the IP Licenses. Valence Parent is in compliance with, and has not breached any term of, any of the IP Licenses to which it is a party and, to the Knowledge of Valence Parent, all other parties to any of the IP Licenses are in compliance with, and have not breached any term of, such contracts, licenses, sublicenses and agreements. Following the Closing, the Surviving Entity will be permitted to exercise all of Valence Parent's rights under the IP Licenses without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Valence Parent would otherwise be required to pay. Except as listed on Section 3.15(c) of the Disclosure Schedule, there are no contracts, licenses, sublicenses or agreements between Valence Parent and any other Person with respect to the Valence Intellectual Property under which there is any dispute regarding the scope of any such agreement, or performance under such contract, license, sublicense or agreement, including with respect to any payments to be made or received by Valence Parent thereunder.

(d)To the Knowledge of Valence Parent, no Person has or is infringing, misappropriating, diluting or violating any of the Owned Intellectual Property.

(e)To the Knowledge of Valence Parent, the operation of the business of Valence Parent as currently conducted and the Owned Intellectual Property have not and do not infringe, misappropriate, dilute or violate the Intellectual Property of any Person and have not and do not constitute unfair competition or trade practices under any applicable Legal Requirements. Except as set forth in Section 3.15(e) of the Disclosure Schedule, no claims with respect to any of the Owned Intellectual Property have been asserted or threatened in writing by any Person against Valence Parent and, to the Knowledge of Valence Parent, there exists no reasonable basis therefor.

(f)No Owned Intellectual Property is subject to any Proceedings asserted against Valence Parent or outstanding injunction, decree, Order, judgment, or stipulation restricting in any material manner the sale, use or licensing thereof by Valence Parent, or which may materially affect the validity, use or enforceability of such Owned Intellectual Property.

(g)Valence Parent has taken all steps that are reasonably required or reasonably necessary to protect its rights in Valence Parent's confidential information and trade secrets, and any trade secrets or confidential information of third parties provided to it related thereto. Without limiting the foregoing, Valence Parent has enforced a policy requiring each employee and contractor to execute proprietary information and confidentiality agreements, and all current and former employees and contractors of Valence Parent have executed such an agreement.

(h)Neither this Agreement nor the transactions contemplated by this Agreement will result in (i) the Surviving Entity granting to any Person any right to or with respect to any material Owned Intellectual Property; (ii) the Surviving Entity being bound by, or subject to, any non-compete or other restriction; or (iii) the Surviving Entity being obligated to pay any royalties or other amounts to any Person in excess of those payable by Valence Parent prior to the Closing. No licenses or other consents are required from any Person to permit the Surviving Entity to fully exploit any Valence Intellectual Property used or held for use in the Business consistent with Valence Parent's conduct of the Business immediately prior to the Closing. The consummation of the transactions contemplated by this Agreement will not result in the loss of, or otherwise adversely affect, any ownership rights of Valence Parent in any Owned Intellectual Property or result in the breach or termination of any material IP Licenses.

(i)Except as set forth in Section 3.15(i) of the Disclosure Schedule, each product and Software of Valence Parent and the information technology systems used to operate the Business: (i) conform in all material respects to the specifications and documentation therefor; (ii) have appropriate security, backups, disaster recovery arrangements, and hardware and software support and maintenance to minimize the risk of material error, breakdown, failure, data loss or security breach occurring and to ensure if such event does occur that it does not cause a material disruption to the Business; (iii) are configured and maintained to minimize the effects of viruses and, to the Knowledge of Valence Parent, do not contain Trojan horses, spyware, adware, malware, or other malicious code; and (iv) have not suffered any material error, breakdown, failure, or security breach in the last twenty-four (24) months that has caused disruption or damage to the Business or Valence Parent or was reportable to any Governmental Authority or Person.

(j)Except as set forth in Section 3.15(j) of the Disclosure Schedule, no Open Source Software was or is, used in, incorporated into, integrated or bundled with, or used in the development or compilation of any Owned Software. Except as set forth in Section 3.15(j) of the Disclosure Schedule, Valence Parent does not use any Open Source Software or any modification or derivative thereof in a manner that would (i) require, or condition the use or distribution of, or access to, such Software on, the disclosure, licensing, or distribution of, or access to, the source code for the Owned Software, or (ii) restrict any Person’s ability to charge for distribution of the Owned Software.

(k)The source code for all Owned Software used or held for use in the Business contains reasonably clear and accurate annotations and programmer’s comments, and otherwise has been documented in a professional manner that is both: (i) consistent with customary code annotation conventions in the software industry; and (ii) sufficient to independently enable a programmer of reasonable skill and competence to understand, analyze, and interpret program logic, correct errors and improve, enhance, modify and support the Owned Software. Except as set forth in Section 3.15(k) of the Disclosure Schedule, (A) none of the source code of the Software has been published or disclosed or licensed or made available to any Person other than employees or contractors of Valence Parent subject to confidentiality obligations, and (B) no licenses or rights have been granted to any Person to distribute or to otherwise use or create derivative works from the source code for any Owned Software. Valence Parent does not have any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any product or Software used or held for use in the Business to any escrow agent or other Person except as set forth in Section 3.15(k) of the Disclosure Schedule.

3.16    Relationships with Related Persons. Except as set forth in Section 3.16 of the Disclosure Schedule, (i) no Securityholder, director or officer of Valence Parent (any such individual, a “Related Person”) or, to the Knowledge of Valence Parent, any Affiliate or member of the immediate family of any Related Person, is, or since January 1, 2014, has been, directly or indirectly, involved in any business arrangement or relationship with Valence Parent or any Material Customer or Material Supplier, other than employment arrangements entered into in the Ordinary Course of Business; and (ii) no Related Person or, to the Knowledge of Valence Parent, any Affiliate or member of the immediate family of any Related Person, directly or indirectly, owns, or since January 1, 2014, has owned, any material property or right, tangible or intangible, used by Valence Parent in the conduct of the Business.

3.17    No Undisclosed Liabilities. Except as set forth in Section 3.17 of the Disclosure Schedule, Valence Parent does not have any liabilities or obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured, determined or determinable, of a nature that is required to be reflected or reserved against in a balance sheet prepared in accordance with GAAP, except for (i) liabilities or obligations reflected or reserved against on the face of the Reference Balance Sheet, and (ii) current liabilities or obligations incurred in the Ordinary Course of Business since the Reference Balance Sheet Date.

3.18    Absence of Certain Changes and Events. Since the Reference Balance Sheet Date, there has not been any Material Adverse Effect. Since the Reference Balance Sheet Date, (i) Valence Parent has conducted the Business in the Ordinary Course of Business, and (ii) except as set forth in Section 3.18 of the Disclosure Schedule or as otherwise contemplated by this Agreement, Valence Parent has not:

(a)granted any increase in the base compensation of, or paid any bonuses or other compensation to, any of its officers or employees outside of the Ordinary Course of Business;

(b)adopted, amended, or increased the payments or benefits under, any Employee Benefit Plan outside of the Ordinary Course of Business;

(c)acquired assets outside of the Ordinary Course of Business, including acquired any business, whether by merger, consolidation, the purchase of all or a substantial portion of the assets or equity interests of such business or otherwise;

(d)sold, leased, or otherwise disposed of any assets outside of the Ordinary Course of Business;

(e)incurred, assumed, or guaranteed any Indebtedness, or made any loans, advances or capital contributions to, or investments in, any other Person;

(f)entered into any Material Contract, or amended, terminated, cancelled, taken or omitted to take any action that would constitute a violation or default, or waived any rights, under any Material Contract;

(g)cancelled, compromised, waived or released any right or claim (or series of related rights and claims) either involving more than $25,000 or outside of the Ordinary Course of Business;

(h)experienced any damage, destruction or loss (whether or not covered by insurance) to any of the assets of Valence Parent in excess of $25,000;

(i)made any material change in connection with its accounts payable or accounts receivable terms, systems, policies or procedures;

(j)declared, set aside or paid any dividend (whether in cash, securities or property or other combination thereof) in respect of the capital stock or other equity interests of Valence Parent;

(k)made any material change in its accounting or Tax methods; or

(l)entered into any agreement, whether oral or written, to do any of the foregoing.

3.19    Accounts Receivable. The accounts receivable of Valence Parent reflected on the Reference Balance Sheet represent, and the accounting records of Valence Parent as of the Closing will represent, valid obligations arising from sales actually made or services actually performed by Valence Parent in the Ordinary Course of Business. The respective reserves in respect of the accounts receivable shown on the Reference Balance Sheet or in the accounting records of Valence Parent as of the Closing are or will be adequate and calculated consistent with past practice in accordance with GAAP as modified by the Specified Accounting Principles and, in the case of the reserves in the accounting records of Valence Parent as of the Closing, will not represent a lower percentage of the accounts receivable than the reserve reflected in the Reference Balance Sheet. There is no contest, claim, defense or right of set-off relating to the amount or validity of any accounts receivable.

3.20    Material Customers and Material Suppliers.

(a)Section 3.20(a) of the Disclosure Schedule sets forth a complete and accurate list of the following customers of the Business (the “Material Customers”): (i) each health plan services customer of the Business; (ii) each population health customer to whom Valence Parent had sales volume in excess of $200,000 during the 12-month period ended June 30, 2016; and (iii) each advisory services customer to whom Valence Parent had sales volume in excess of $100,000 during the 12-month period ended June 30, 2016.

(b)Section 3.20(b) of the Disclosure Schedule sets forth a complete and accurate list of each of the suppliers of the Business from which Valence Parent made total purchases in excess of $100,000 during the 12-month period ended June 30, 2016 (the “Material Suppliers”).

(c)Since the Reference Balance Sheet Date and as of the date hereof, except as set forth on Section 3.20(c) of the Disclosure Schedule, (i) no Material Supplier or Material Customer has terminated, suspended or reduced materially, or to the Knowledge of Valence Parent, has threatened to terminate, suspend or reduce materially, its business with Valence Parent and, to the Knowledge of Valence Parent, no Material Supplier or Material Customer has any plan or intention to terminate, suspend or materially reduce its business with Valence Parent; (ii) no Material Supplier or Material Customer has cancelled or otherwise terminated any Contract with respect to the Business; and (iii) no Material Customer has (A) materially and adversely altered its pattern of payment to Valence Parent, or (B) made any material complaint regarding pricing, product quality or service or demanded any price adjustment material to the business done with such Material Customer.

3.21    Privacy and Security.

(a)Valence Parent is in and, since the later of June 30, 2012 or the date compliance became required, has been in compliance in all material respects with, the applicable requirements of HIPAA, state privacy laws and other Legal Requirements applicable to the privacy and security of Personal Information. When acting as a Business Associate of a Covered Entity or as a Subcontractor of a Business Associate (such terms as defined by HIPAA), Valence Parent has in effect agreements with each such Covered Entity and Business Associate, as applicable, that satisfy the requirements of HIPAA in all material respects (“BA Agreements”). Except as disclosed on Section 3.21(a) of the Disclosure Schedule, Valence Parent has in effect with each entity acting as a Business Associate or Subcontractor (as defined in HIPAA) of Valence Parent, an agreement that satisfies the requirements of HIPAA in all material respects (“Vendor BA Agreements”).

(b)Valence Parent is, and has at all times been, in compliance with (i) all contracts or other arrangements in effect between Valence Parent and its customers that apply to or restrict the use, disclosure or security of Personal Information, including BA Agreements; and (ii) all contracts or other arrangements between Valence Parent and vendors and other business partners that apply to or restrict the use, disclosure or security of Personal Information by such vendors and other business partners, including Vendor BA Agreements (such contracts or other arrangements referenced in clauses (i) and (ii) collectively referred to as “Privacy Agreements”). Valence Parent has in place, and has since June 30, 2012, complied and is in compliance with, written policies to protect the security and privacy of Personal Information. Valence Parent has the right pursuant to the Privacy Agreements and its privacy and security policies to use and disclose Personal Information for the purpose such information is and has been used and disclosed. Neither the execution, delivery or performance of this Agreement or any Valence Closing Document, nor the consummation of any of the transactions contemplated by this Agreement or any Valence Closing Document, including direct or indirect transfer of Personal Information resulting from such transactions, will violate any of Valence Parent’s policies or any Privacy Agreements.

(c)Valence Parent has, and has since June 30, 2012, maintained, commercially reasonable physical, technical, organizational and administrative security safeguards to protect all Personal Information collected by Valence Parent from and against unauthorized access, use and/or disclosure and that comply in all material respects with all Privacy Agreements and applicable Legal Requirements regarding Personal Information. To the Knowledge of Valence Parent, no Person has submitted a written request to Valence Parent to withdraw his or her consent to any use or processing of his or her Personal Information or submitted a written request for erasure of their Personal Information by Valence Parent in the three (3) years prior to the date of this Agreement where Valence Parent has not complied with such request.

(d)Except as set forth on Section 3.21(d) of the Disclosure Schedule, there have not been any material non-permitted uses or disclosures, material security incidents, or material breaches involving Personal Information held or collected by or on behalf of Valence Parent. Valence Parent is not subject to any pending Proceeding nor, to the Knowledge of Valence Parent, is any Proceeding threatened against Valence Parent (and to the Knowledge of Valence Parent, no such Proceedings are likely to be asserted or threatened against Valence Parent) by any third party or entity, including any Governmental Authority, alleging (i) a violation of Valence Parent’s policies or any Privacy Agreements; (ii) a violation of any third party or entity’s privacy rights under any Legal Requirements; or (iii) the failure of Valence Parent with respect to any security audit.

(e)Valence Parent has not, since June 30, 2012, notified any affected individual, any customer, any Governmental Authority, or the media of any breach of Personal Information. Valence Parent is not currently planning to conduct any such notification.

3.22    Compliance with Health Care Laws.

(a)Since June 30, 2012, neither Valence Parent, nor to the Knowledge of Valence Parent, any of its officers, directors or employees: (i) has been or is currently suspended, excluded or debarred from contracting with any Governmental Authority or from participating in any Program or is subject to any pending or threatened Proceeding by any Governmental Authority that could result in such suspension, exclusion, or debarment; (ii) has been assessed a civil monetary penalty under the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a) or any regulation promulgated thereunder; (iii) is or has been a party to or has reporting obligations pursuant to a corporate integrity agreement, deferred prosecution agreement or settlement with the Office of the Inspector General of the U.S. Department of Health and Human Services, the U.S. Department of Justice or any other Governmental Authority; (iv) has been a defendant in any qui tam/False Claims Act litigation; or (v) has received any written correspondence from any Governmental Authority that would indicate that Valence Parent or its employees, agents, or contractors has materially violated, or is currently in material violation of, any Health Care Law.

(b)Valence Parent is and, since June 30, 2012, has been, in compliance in all material respects with all Health Care Laws. Neither Valence Parent nor the Business is enrolled in any Program. Valence Parent has not submitted or caused any customer to submit any false claim or statement to any third party in material violation of any Health Care Law. None of the agreements or arrangements that Valence Parent has with any of its customers involves any compensation that in any manner varies with the volume or value of amounts billed to or collected from any Program in material violation of any Health Care Law. Neither Valence Parent nor any of its Affiliates has made or is in the process of making a self-disclosure to any Program or any Governmental Authority. Each person employed or engaged by Valence Parent to provide services on behalf of Valence Parent has obtained and maintains all necessary licensure, registration or certification to provide such services in material compliance with all applicable Health Care Laws and the requirements of third party payers, including the Programs, as applicable.

3.23    Bank Accounts. Section 3.23 of the Disclosure Schedule sets forth (i) the name of each bank, safe deposit company or other financial institution in which Valence Parent has an account, lock box or safe deposit box used or held for use in connection with the Business, or in which cash or cash equivalents of Valence Parent are otherwise held; (ii) the names of all Persons authorized to draw thereon or to have access thereto and the names of all Persons, if any, holding powers of attorney from Valence Parent; and (iii) the account numbers for each bank account used or held for use in connection with the Business of Valence Parent.

3.24    Brokers or Finders. Except as set forth on Section 3.24 of the Disclosure Schedule, neither Valence Parent nor any of the Securityholders, directors, officers, managers, employees or agents have incurred any liability or obligation for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the transactions contemplated hereby.

3.25    Securities Laws Matters. The Evolent Common Stock to be issued to each of the Securityholders hereunder is being acquired for the account of each Securityholder and may not be resold except pursuant to an effective registration under the Securities Act and applicable state securities laws, or pursuant to an available exemption from such registration requirement.

3.26    Directors and Officers. Section 3.26 of the Disclosure Schedule sets forth a complete and accurate list of the directors and officers of Valence Parent.

3.27    Anti-Corruption. To the Knowledge of the Valence Parent, none of Valence Parent, any director, officer, agent, employee, or representative of Valence Parent, nor any other Person associated with or acting for or on behalf of Valence Parent, has, in the past five (5) years immediately prior to the date of this Agreement: (a) made, authorized, offered or promised to make any unlawful payment or transfer of anything of value, whether money, property, or services, directly or indirectly through a third party, to any officer, employee or representative of a foreign government or any department, agency or instrumentality thereof, political party, political campaign or public international organization, in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any applicable Legal Requirement of similar effect; or (b) otherwise taken any action which would cause Valence Parent to be in violation of the FCPA or any applicable Legal Requirement of similar effect.

3.28    Solvency. Each Valence Entity is not now insolvent, and will not be rendered insolvent immediately after consummation of the transactions contemplated hereby. The cash available to each Valence Entity, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments as of immediately after the Closing promptly in accordance with their terms.

3.29    No Outside Reliance. Notwithstanding anything contained in Article IV or any other provision hereof, Valence Parent acknowledges and agrees that neither Evolent nor any of its Affiliates, nor any of its or their respective directors, officers, employees, stockholders, partners, members, agents or representatives, has made, or is making, any representation or warranty whatsoever, express or implied, beyond those expressly given in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Evolent or any of its Subsidiaries.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF EVOLENT ENTITIES

Each Evolent Entity jointly and severally represents and warrants to Valence Parent as of the date hereof and as of the Bringdown Date as follows:

4.1    Organization and Good Standing. Each Evolent Entity is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with full power and authority to conduct its business as it is currently being conducted, to own or use the properties and assets that it purports to own or use, and to execute and deliver this Agreement and perform its obligations hereunder. Each of the Evolent Entities is duly qualified or licensed to transact business and is in good standing in each domestic or foreign jurisdiction in which its ownership of property or the conduct of its business makes such qualification or licensure necessary, except where failure to be so qualified or licensed would not have, or be reasonably likely to have, a Material Adverse Effect. Complete and accurate copies of the Organizational Documents of each Evolent Entity, each as amended to date, have been made available to Valence Parent.

4.2    Authority; No Conflict.

(a)This Agreement constitutes the legal, valid and binding obligation of each Evolent Entity, enforceable against such Evolent Entity in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Upon the execution and delivery by each Evolent Entity of each of the documents and instruments to be executed and delivered by it on the date hereof or at the Closing pursuant to Sections 1.6(b) and 1.7 (collectively, the “Evolent Closing Documents”), each of the Evolent Closing Documents will constitute the legal, valid and binding obligation of such Evolent Entity, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Each Evolent Entity has all requisite power and authority to execute and deliver this Agreement and the Evolent Closing Documents and to consummate the transactions contemplated hereby and thereby, and such action has been duly authorized by all necessary action by each Evolent Entity.

(b)Neither the execution and delivery of this Agreement or any Evolent Closing Document by the Evolent Entities nor the consummation or performance of any of the transactions contemplated hereby or thereby will, directly or indirectly (with or without notice or lapse of time): (i) contravene, conflict with, or result in a violation of any provision of the Organizational Documents of the Evolent Entities; (ii) contravene, conflict with, or result in a violation in any material respect of any Legal Requirement, or any Order of any Governmental Authority, to which any of the Evolent Entities is subject; (iii) contravene, conflict with, or result in a violation in any material respect of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Evolent Entities; or (iv) breach any provision of, give any Person the right to declare a default or exercise any remedy under, accelerate the maturity or performance of or payment under, or cancel, terminate, or modify any Contract filed as an exhibit to any Evolent SEC Report to which any of the Evolent Entities is party.

(c)Except for the applicable requirements of the New York Stock Exchange and the HSR Act and as set forth on Section 4.2(c) of the Disclosure Schedule, neither Evolent nor Merger Sub will be required to give any notice to or obtain any consent, waiver or approval from any Governmental Authority or other Person in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

4.3    Evolent SEC Documents.

(a)Evolent has filed all registration statements, proxy statements and other statements, reports, schedules, forms and other documents (including all exhibits and all other information incorporated by reference) required to be filed by it with the SEC, and all amendments thereto, and Evolent has provided or made available to Valence Parent and the Securityholders true and complete copies of its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, each Current Report on Form 8-K filed by Evolent since December 31, 2015 and Evolent’s proxy statement for its 2016 Annual Meeting of Stockholders (collectively, the “Evolent SEC Documents”). To Evolent’s knowledge, none of the SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of Evolent or any of its Subsidiaries. All statements, reports, schedules, forms and other documents required to have been filed by Evolent with the SEC have been so filed on a timely basis. None of Evolent’s Subsidiaries is required to file any documents with the SEC pursuant to the Exchange Act. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) (i) each of the Evolent SEC Documents complied in all material respects with the applicable requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002, as it may be amended from time to time and (ii) none of the Evolent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)Except as set forth in Evolent SEC Documents, none of Evolent and its Subsidiaries is a party to any Contract, a copy of which would be required to be filed with the SEC as an exhibit to an annual report on Form 10-K (collectively, “Evolent Material Contracts”). Each Evolent Material Contract (assuming due power and authority of, and due execution and delivery by, the other party or parties thereto) is valid and binding on Evolent or its Subsidiaries that is a party thereto, as applicable, and is in full force and effect, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Except as set forth in Evolent SEC Documents, (i) as of the date of this Agreement, neither Evolent nor any of its Subsidiaries has violated or breached, or committed any default under, any Evolent Material Contract; (ii) to the Knowledge of Evolent, as of the date of this Agreement, no other Person has violated or breached, or committed any material default under, any Evolent Material Contract; and (iii) as of the date of this Agreement no event has occurred and is continuing through actions or inactions of Evolent or any of its Subsidiaries that will result in a violation or breach of any of the provisions of any Evolent Material Contract.

4.4    Legal Proceedings; Orders.

(a)There are no Proceedings pending by or against the Evolent Entities that challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated hereby. To the Knowledge of Evolent, no such Proceeding has been threatened and no event has occurred or circumstance exists that may give rise to or serve as a reasonable basis for the commencement of any such Proceeding that might be properly instituted with any substantial chance of recovery.

(b)There are no Orders outstanding against the Evolent Entities that challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated hereby. To the Knowledge of Evolent, no such Order has been threatened.

4.5    Anti-Corruption. None of Evolent and its Subsidiaries, any director, officer, agent, employee, or representative of Evolent and its Subsidiaries, nor any other Person associated with or acting for or on behalf of Evolent and its Subsidiaries, has, in the past five (5) years immediately prior to the date of this Agreement: (a) made, authorized, offered or promised to make any unlawful payment or transfer of anything of value, whether money, property, or services, directly or indirectly through a third party, to any officer, employee or representative of a foreign government or any department, agency or instrumentality thereof, political party, political campaign or public international organization, in violation of the FCPA, or any applicable Legal Requirement of similar effect; or (b) otherwise taken any action which would cause Evolent and its Subsidiaries to be in violation of the FCPA or any applicable Legal Requirement of similar effect.

4.6    Brokers or Finders. No Evolent Entity nor any of their respective stockholders, officers, directors, employees or agents has incurred any liability for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the transactions contemplated hereby.

4.7    No Outside Reliance. Notwithstanding anything contained in Article III or any other provision hereof, each of Evolent and Merger Sub acknowledges and agrees that neither Valence Parent nor any of its Affiliates, nor any of its or their respective directors, officers, employees, stockholders, partners, members, agents or representatives, has made, or is making, any representation or warranty whatsoever, express or implied, beyond those expressly given in Article III, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Valence Parent or any of its Subsidiaries. Each of Evolent and Merger Sub hereby disclaims any such other express or implied representations or warranties, whether at law or in equity, including as to the accuracy or completeness of, or reasonableness of any assumptions underlying any estimates, projections and forecasts set forth in, any information, documents or materials regarding Valence Parent or the Business (including any pro forma financial information, supplemental data or financial projections or other forward-looking statements) furnished or made available to the Evolent Entities and their representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated hereby.

ARTICLE V
ADDITIONAL COVENANTS

5.1    Access and Investigation.

(a)Between the date of this Agreement and the Closing, Valence Parent shall (i) furnish the Evolent Entities with such financial, operating and other relevant data and information that the Evolent Entities may reasonably request, and (ii) otherwise cooperate and assist, to the extent reasonably requested by the Evolent Entities, with the Evolent Entities’ investigation of the properties, assets and financial condition of the Business. All information obtained by the Evolent Entities pursuant to this Section 5.1 shall, prior to the Closing, be kept confidential in accordance with the Valence-Evolent Strategic Exclusivity and Non-Disclosure Agreement dated as of March 17, 2016, as amended (the “Non-Disclosure Agreement”). The Non-Disclosure Agreement shall remain in effect until the Closing, at which point it shall terminate. Prior to the Closing, Evolent and its representatives may contact and communicate with the employees, customers, suppliers and other business relations of Valence Parent in connection with the transactions contemplated hereby only with the prior consent of Valence Parent, which consent shall not be unreasonably withheld, conditioned or delayed. The information provided pursuant to this Section 5.1(a) will be used solely for the purpose of effecting the transactions contemplated hereby.

(b)From and after the Closing until the fifth anniversary thereof, each of Evolent, the Surviving Entity and their respective Affiliates, on the one hand, and the Securityholders and the Valence Entities (other than Valence Parent), on the other hand, shall and shall cause their respective Affiliates and representatives to treat confidentially all non-public, confidential or proprietary information, including all notes, analyses, compilations, studies, copies and other documents which contain or otherwise reflect such information, provided to it by or on behalf of the other party in connection with the transactions contemplated hereby regarding such other party’s business and operations and all information provided under the Transaction Documents including the terms of the Transaction Documents, which confidential information may also include Personal Information (the “Confidential Information”). All Confidential Information provided by or on behalf of a party to the other party shall be used by such other party and its applicable Affiliates solely for the purposes of performing its obligations under the Transaction Documents and, except as may be required in carrying out the transactions contemplated hereby, shall not be disclosed to any third party (and, in the event of any disclosure to any third party as may be required to carry out the transactions contemplated hereby, such third party shall be informed by the disclosing party of the confidential nature of such information and instructed to keep such information confidential). Additionally, Confidential Information may be shared by either party on a need-to-know basis with its officers, directors, employees, Affiliates, third-party service providers, auditors, attorneys or consultants, or in connection with the dispute resolution process specified in this Agreement. The restrictions set forth in this Section 5.1(b) shall not be applicable to any Confidential Information: (i) that is publicly available when provided or thereafter becomes publicly available, other than through a breach of any Transaction Document or any other confidentiality obligation, or that is independently derived by any party without the use of any information provided by the other party in connection with the transactions contemplated hereby or otherwise; (ii) that is required to be disclosed in any legal or regulatory Proceeding or pursuant to any applicable Legal Requirement (with the relief from the requirements of this Section 5.1(c) only applying for the purposes of such disclosure); provided, that (A) the disclosing party shall provide the party whose information will be disclosed with prompt advance written notice of such requirement such that the party whose information will be disclosed may seek a protective order or other appropriate remedy to protect its interest, (B) the disclosing party shall reasonably cooperate with such party and, if a protective order or other remedy is not obtained, shall only disclose such information as is necessary to be disclosed, and (C) the disclosing party shall inform any recipient of such information of the confidential nature of such information and shall instruct the recipient to keep such information confidential; (iii) where the party seeking to disclose has received the prior written consent of the party providing the information; or (iv) that is disclosed in connection with any Proceeding arising as a result of any dispute between the parties hereto.

5.2    Requisite Stockholder Approval. Valence Parent shall obtain and furnish to the Evolent Entities within twenty-four (24) hours following the execution and delivery of this Agreement an action by written consent of stockholders providing for (the “Stockholder Action by Written Consent”) and this Agreement (including the Reorganization Agreement) and the approval of the Merger, the Reorganization and the consummation of the transactions contemplated hereby and thereby, which Stockholder Action by Written Consent shall be executed, delivered and approved by the holders of at least 80% of the issued and outstanding Shares (the “Requisite Stockholder Approval”).

5.3    Operation of the Business. During the period from the date of this Agreement and continuing through the Closing Date or the earlier termination of this Agreement pursuant to Section 8.1 hereof, except as otherwise required by any Legal Requirement, as expressly contemplated by this Agreement (including effecting the Reorganization and the filing of the Charter Amendment), as set forth in Section 5.3 of the Disclosure Schedule or with the prior written consent of Evolent (which consent shall not be unreasonably withheld, conditioned or delayed), Valence Parent shall (i) carry on the Business in the Ordinary Course of Business, and (ii) use commercially reasonable efforts to maintain the Business, significant business relationships and goodwill of the Material Customers, Material Suppliers, employees, and other customers, suppliers and service providers of and to the Business, and with the Governmental Authorities with jurisdiction over Valence Parent. Without limiting the generality of the foregoing, except as required by any Legal Requirement, as expressly contemplated by this Agreement or as set forth in Section 5.3 of the Disclosure Schedule, Valence Parent shall not, during the period from the date of this Agreement and continuing through the Closing Date or the earlier termination of this Agreement pursuant to Section 8.1 hereof, without the prior written consent of Evolent (which consent shall not be unreasonably withheld, conditioned or delayed), take any of the following actions:
(a)(i) amend its Organizational Documents in a manner inconsistent with the terms of this Agreement; (ii) issue, sell, repurchase, redeem or acquire any Shares or other equity or ownership interests of any Valence Entity, or grant or enter into any rights, warrants, options, agreements or commitments with respect to the issuance of such Shares or such equity or ownership interests of any

Valence Entity; (iii) adjust, split, combine, subdivide or reclassify any Shares or other equity or ownership interests of any Valence Entity; or (iv) permit the transfer of record of any Shares;

(b)declare, set aside or pay any distribution in respect of the Shares;

(c)cause to occur, perform, incur or suffer any of the actions or circumstances set forth in Section 3.18; or

(d)enter into any agreement, whether oral or written, to do any of the foregoing.

5.4    Required Approvals.

(a)As promptly as practicable after the date of this Agreement, Valence Parent shall use reasonable best efforts to obtain all consents required in connection with the transactions contemplated hereby as set forth in Section 3.2(c) of the Disclosure Schedule.

(b)As promptly as practicable after the date of this Agreement, Valence Parent shall make all filings required by Legal Requirements to be made by them in order to consummate the transactions contemplated hereby. Valence Parent also shall cooperate with the Evolent Entities and their representatives with respect to all filings that the Evolent Entities elect to make, or pursuant to Legal Requirements are required to make, in connection with the transactions contemplated hereby. In furtherance thereof, Valence Parent shall cooperate with the Evolent Entities and shall use best efforts to file required notification and report forms under the HSR Act with the Federal Trade Commission (the “FTC”) and the Department of Justice (“DOJ”) as promptly as practicable following the date of this Agreement (but in no event later than ten (10) Business Days from and after the date hereof), shall use reasonable best efforts to obtain early termination of the waiting period under the HSR Act, and shall respond as promptly as practicable to all requests or inquiries received from the FTC or DOJ for additional documentation or information. Valence Parent shall bear its own costs for preparation of the filing.

(c)As promptly as practicable after the date of this Agreement, the Evolent Entities shall make, or cause to be made, all filings required by Legal Requirements to be made by them to consummate the transactions contemplated hereby. The Evolent Entities also shall fully cooperate with Valence Parent and its representatives with respect to all filings that Valence Parent is required by Legal Requirements to make. In furtherance thereof, the Evolent Entities shall cooperate with Valence Parent and shall use best efforts to file required notification and report forms under the HSR Act with the FTC and DOJ as promptly as practicable following the date of this Agreement (but in no event later than ten (10) Business Days from and after the date hereof), shall use reasonable best efforts to obtain early termination of the waiting period under the HSR Act, and shall respond as promptly as practicable to all requests or inquiries received from the FTC or DOJ for additional documentation or information. Except as provided in Section 5.4(b), the Evolent Entities shall bear their own costs for preparation of the filing.

(d)In furtherance of the foregoing, Valence Parent and the Evolent Entities, as applicable, will use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Legal Requirements to consummate the transactions contemplated hereby, including preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; provided that the parties hereto understand and agree that the reasonable best efforts of any party hereto shall not be deemed to include (A) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (B) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or any of their respective Affiliates’ businesses, assets or properties. Each of Valence Parent, on the one hand, and each of the Evolent Entities, on the other hand, shall promptly provide the other copies of material written communications with, and shall keep one another informed as to the substance of any meeting with, any Governmental Authority regarding the matters set forth in this Section 5.4, subject to any confidentiality obligations and applicable Legal Requirements.

(e)The obligations in this Section 5.4 shall apply between the date hereof and the Closing Date.

5.5    Notification. Between the date of this Agreement and the Closing Date, the Evolent Entities or Valence Parent, as the case may be (either such party(ies), the “Disclosing Party”), shall promptly notify the other party (the “Recipient Party”) in writing if the Disclosing Party becomes aware of (i) any fact or condition that causes or constitutes a breach of any of the representations and warranties of the Disclosing Party made as of the date of this Agreement, or (ii) the occurrence after the date of this Agreement of any fact or condition that would or be reasonably likely to cause or constitute a breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence of, or the Disclosing Party’s discovery of, such fact or condition. If any such fact or condition results in the conditions set forth in Section 7.1(a) or Section 7.2(a), as applicable, not being able to be satisfied (a “Non-Satisfaction Event”), (a) such Disclosing Party shall promptly deliver to the Recipient Party a notification of the occurrence of the Non-Satisfaction Event together with a supplement to such schedules specifying the details relating to such Non-Satisfaction Event and (b) within ten (10) days of receipt of such notice and supplement, the Recipient Party may elect, by written notice to the Disclosing Party, to terminate this Agreement pursuant to Section 8.1(b)(ii) or 8.1(d), as applicable with respect to the Evolent Entities or the Valence Parent (a “Termination Election”). Notwithstanding anything herein to the contrary, in the event that the Recipient Party does not make a Termination Election, (x) the Non-Satisfaction Event will be treated as having been disclosed and included on the applicable disclosure schedules of the Disclosing Party, (y) the breach of any applicable representation will be deemed to have been cured and (z) no Evolent Indemnified Party or Securityholders Indemnified Party will have any right to indemnification or otherwise with respect to the Non-Satisfaction Event.

5.6    No Negotiation. Until such time as this Agreement is terminated pursuant to Article VIII, Valence Parent shall not, and shall use commercially reasonable efforts to cause the members of its board of directors, the Securityholders, and representatives and agents of Valence Parent not to, directly or indirectly, solicit, negotiate with or in any manner encourage, discuss or accept any proposal of, provide any non-public information to, or enter into any agreement with, any Person (other than the Evolent Entities) relating to the acquisition of the Business, whether directly or indirectly, through stock purchase, merger, consolidation or otherwise (other than dispositions of assets in the Ordinary Course of Business). Valence Parent shall notify the Evolent Entities of any such inquiry or proposal, the identity of the party making such inquiry or proposal, and the terms thereof within twenty-four (24) hours of receipt or awareness.

5.7    Publicity. The Evolent Entities and Valence Parent agree that no press release or public announcement, statement or disclosure concerning the Merger or any other transaction contemplated hereby shall be issued by either party without the prior consent of the other party; provided, however, an initial press release of Evolent with respect to this Agreement and the transactions contemplated hereby will be issued by Evolent promptly following the execution and delivery of this Agreement (the content of which press release is subject to the reasonable approval of Valence Parent) and Evolent will file with the SEC a Current Report on Form 8-K. Notwithstanding the foregoing, nothing contained herein will limit any party or its Affiliates from making any announcements, statements, or acknowledgments that such party or its Affiliates is required by applicable Legal Requirements or the requirements of any national securities exchange to make, issue or release, or limit Evolent or its Affiliates from making any disclosures that they deem necessary or advisable to be made in filings with the SEC. The obligations in this Section 5.7 shall apply between the date hereof and the Closing Date.

5.8    Assistance with SEC Filings. In order to assist with potential future SEC filing requirements of Evolent, the Securityholders’ Representative and Valence Parent shall (a) provide such cooperation as Evolent may reasonably request in connection with such filing requirements, and (b) reasonably cooperate with Evolent in its efforts to cause the independent accountants of Valence Parent to (i) re-issue their audit opinion on Valence Parent’s audited financial statements for the fiscal years ended December 31, 2015, 2014 and 2013, and (ii) deliver consents to the inclusion or incorporation by reference of such report in the SEC filings of Evolent. The Evolent Entities shall reimburse the Securityholders’ Representative for all out-of-pocket expenses (including reasonable attorneys’, accountants’ and other advisors’ fees and expenses) incurred by the Securityholders’ Representative in connection with performing its obligations under this Section 5.8. The obligations in this Section 5.8 shall apply between the date hereof and the Closing Date.

5.9    Reasonable Best Efforts. Each party shall use its reasonable best efforts to cause all of the conditions precedent to the Evolent Entities’ and Valence Parent’s obligations set forth in Article VII to be satisfied, to the extent that such party’s action or inaction can control or influence the satisfaction of such conditions. The obligations in this Section 5.9 shall apply between the date hereof and the Closing Date.

5.10    Further Assurances. Following the Closing, the parties shall cooperate reasonably with each other and with their respective representatives and agents in connection with any steps required to be taken as part of their respective obligations under this Agreement, and the parties agree (a) to furnish upon request to the other parties such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other parties may reasonably request, for the purpose of carrying out the intent of this Agreement and the transactions contemplated hereby.

5.11    Certain Stockholder Approvals. Between the date hereof and the Closing Date, Valence Parent shall seek and use commercially reasonable efforts to obtain waivers and will solicit stockholder or member approval in writing for any payments that may, separately or in the aggregate, constitute “excess parachute payments” (within the meaning of Section 280G of the Code) that may be made to individuals who are “disqualified individuals” (within the meaning of Section 280G(c) of the Code) in connection with the transactions contemplated by this Agreement, such that such payments would not be deemed to constitute “excess parachute payments” pursuant to Section 280G of the Code. At least five (5) days prior to taking any of the actions described in the immediately preceding sentence, Valence Parent shall deliver to Evolent for review and comment copies of the form of waiver to be executed by the disqualified individuals, the stockholder disclosure statement and other materials submitted to Valence Parent stockholders in connection with the solicitation of stockholder approval of excess parachute payments, and Valence Parent shall consider in good faith all comments timely received from Evolent on such documents. Prior to the Closing Date, Valence Parent shall deliver to Evolent notification and evidence reasonably satisfactory to Evolent that (a) a vote was solicited in conformance with Section 280G(b)(5) of the Code and the requisite stockholder or member approval was obtained with respect to any waived payments or benefits that were subject to the stockholder or member vote, or (b) that such stockholder or member approval was not obtained and, as a consequence, that such waived payments or benefits shall not be made or provided to the extent they would cause any amounts to constitute “excess parachute payments” pursuant to Section 280G of the Code.

5.12    Reorganization. Prior to the Closing, Valence Parent shall effect the Reorganization pursuant to the terms and conditions of the Reorganization Agreement and deliver evidence reasonably satisfactory to Evolent that the Reorganization has been completed.

5.13    Indemnification and Insurance.

(a)For a period of six (6) years following the Closing, Evolent will, or will cause the Surviving Entity to, defend and hold harmless all current and former directors and officers of Valence Parent (in their capacities as such) (each, individually, a “Covered Person” and, collectively, the “Covered Persons”) from and against any Damages incurred by such Covered Person by reason of: (i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of Valence Parent occurring on or prior to the Closing Date; or (ii) the fact that he or she is or was a director or officer of Valence Parent, whether asserted or claimed prior to, on or following the Closing Date, to the fullest extent permitted under the DGCL (it being understood that the DGCL requires that a Covered Person must have acted in good faith and in a manner such Person reasonably believed to be in or not opposed to the best interests of Valence Parent, and with respect to any criminal action or Proceeding, had no reasonable cause to believe the conduct was unlawful), or the Organizational Documents of Valence Parent in effect on the date hereof. Evolent or the Surviving Entity shall ensure that the provisions in the Organizational Documents of the Surviving Entity allowing for the indemnification of the Covered Persons shall not be amended in a manner that would limit the scope of such indemnification, except as required by applicable Legal Requirements.

(b)Prior to the Adjustment Time, Valence Parent shall purchase a “tail” insurance policy comparable to Valence Parent’s current policy of directors’ and officers’ liability insurance coverage for the Covered Persons and, following the Closing, Evolent or the Surviving Entity shall maintain in effect such “tail” policy for a period of six (6) years after the Closing Date. Such “tail” policy shall (i) have a claim period of at least six (6) years following the Closing Date, (ii) insure each Covered Person for acts and omissions occurring on or prior to the Closing Date, and (iii) contain terms and conditions which are not materially less favorable to the Covered Persons than the directors’ and officers’ liability insurance coverage presently maintained by Valence Parent with respect to claims arising from or related to facts or events that occurred on or before the Closing Date.

(c)The provisions of this Section 5.13 are intended to be for the benefit of, and shall be enforceable by, each Covered Person and his or her heirs and legal representatives.

(d)In the event that Evolent or the Surviving Entity or any of their respective successors or assigns consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Evolent or the Surviving Entity, as the case may be, shall succeed to the obligations set forth in this Section 5.13.

5.14    Employee Matters.

(a)Effective as of the Effective Time until December 31, 2016, Evolent shall, or shall cause the Surviving Entity to continue the Company Benefit Plans (excluding any equity or equity-based plan, program or arrangement) as in effect on the date hereof.

(b)Effective as of the Effective Time until the first anniversary of the Closing Date, Evolent shall provide or shall cause the Surviving Entity to provide to employees of Valence Parent who continue to be employed by Evolent or an Evolent Entity or any of their respective Subsidiaries following the Effective Time (the “Continuing Company Employees”), compensation and benefits (excluding any equity or equity-based plan, program or arrangement), that are substantially comparable in the aggregate to the compensation and benefits (excluding any equity or equity-based plan, program or arrangement and severance, except to the extent provided for in Section 5.14(e)) paid and provided to such Continuing Company Employee immediately prior to the date hereof. No later than ten (10) Business Days prior to the Closing Date, Valence Parent shall deliver an update to Section 3.8(a) of the Disclosure Schedule to reflect terminations in the normal course of business and any other changes to the extent agreed to by Evolent.

(c)Following the Closing Date, Evolent shall, or shall cause an Evolent Entity to, cause any employee benefit plans sponsored or maintained by Evolent or its Subsidiaries in which the Continuing Company Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each Continuing Company Employee with Valence Parent prior to the Closing Date for purposes of eligibility, vesting and levels of benefits under such Post-Closing Plans, in each case, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Employee Benefit Plan in which such Continuing Company Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not (i) apply for purposes of any plan that provides retiree welfare benefits, (ii) apply for purposes of benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement pension plan benefits, (iii) operate to duplicate any benefits of a Continuing Company Employee with respect to the same period of service, or (iv) apply for purposes of any plan, program or arrangement (A) under which similarly situated employees of Evolent and its Subsidiaries do not receive credit for prior service or (B) that is grandfathered or frozen, either with respect to level of benefits or participation.

(d)From and after the Closing Date, each Continuing Company Employee may use and shall be credited with no less than the number of unused vacation days of such Continuing Company Employee that accrued prior to the Closing Date.

(e)From the Closing Date until December 31, 2016, Evolent agrees to provide each Continuing Company Employee whose employment is terminated “without cause” (as defined in Section 5.14(e) of the Disclosure Schedule) by any Evolent Entity with severance benefits (taking into account for such purpose such Continuing Company Employee’s service and compensation with Valence Parent prior to the Closing Date and any additional service and compensation with the Evolent Entities from and after the Closing Date) that are no less favorable than those provided to such Continuing Company Employees under Valence Parent’s severance plans, policies and/or guidelines in effect as of the date hereof, to the extent set forth on Section 5.14(e) of the Disclosure Schedule.

(f)Nothing in this Agreement shall confer upon any Valence Parent employee or other service provider any right to continue in the employ or service of any Valence Entity, any Evolent Entity, or any Affiliate thereof, or shall interfere with or restrict in any way the rights of the Evolent Entities or any of their Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Employee Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Evolent, a Valence Entity or any of their Subsidiaries or Affiliates; or (ii) alter or limit the ability of the Evolent Entities, Valence Parent or any of their Subsidiaries or Affiliates to amend, modify or terminate any Employee Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.14 shall create any third party beneficiary rights in any Valence Parent employee or current or former service provider of Valence Parent or their Affiliates (or any beneficiaries or dependents thereof).

(g)Valence Parent shall cooperate with Evolent and shall use its reasonable best efforts to deliver to Evolent, within five (5) Business Days following the date hereof, employment letters in the form provided by Evolent, duly executed by Key Employees other than those previsouly delivered pursuant to Section 1.7(c).

ARTICLE VI
TAX MATTERS

6.1    Responsibility for Filing Tax Returns.

(a)Valence Parent shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of Valence Parent that are required to be filed (taking into account any extensions) on or before the Closing Date, and shall pay, or cause to be paid, all Taxes of Valence Parent due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of Valence Parent, as applicable, with respect to such items, except as required by applicable Legal Requirements.

(b)Evolent shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of Valence Parent that relate to any Taxable periods ending on or before the Closing Date or that relate to any Straddle Periods, but that are required to be filed after the Closing Date. Evolent shall deliver at least thirty (30) Business Days prior to the due date (taking into account any extension) for the filing of such Tax Returns to the Securityholders’ Representative for Securityholders’ Representative’s review a draft of such Tax Returns. The Securityholders’ Representative shall provide Evolent with any comments to such Tax Returns no less than fifteen (15) Business Days prior to the due date of such Tax Returns (the “Tax Comments”). Not later than two (2) days prior to the filing of any such Tax Returns, the Securityholders’ Representative shall cause to be paid to Evolent any Taxes payable pursuant to Section 9.2(c) of this Agreement. The Securityholders’ Representative and Evolent shall consult with each other and attempt in good faith to resolve any issues arising as a result of any Tax Returns described in this Section 6.1(b). Upon resolution of all such items, the relevant Tax Return shall be timely filed on that basis. If the parties cannot resolve any disputed item, the item in question shall be resolved by the Arbitrating Accountant. If any dispute with respect to a Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner in which Evolent deems correct, pending determination by the Arbitrating Accountant.

6.2    Straddle Periods. For purposes of this Agreement, the pre-Closing portion of any Taxes that are payable with respect to any Straddle Period will be (i) in the case of Property Taxes, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period and (ii) in the case of all other Taxes, determined as though the taxable year of Valence Parent terminated at the close of business on the Closing Date.

6.3    Cooperation on Tax Matters.

(a)Evolent and the Securityholders’ Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Article VI and any Tax Contest. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such Tax Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(b)Evolent and the Securityholders’ Representative further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental

Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed in connection with the transactions contemplated hereby.

6.4    Transfer Taxes. Any transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be borne 50% by Evolent and 50% by the Securityholders (which fees the Securityholders’ Representative will cause to be paid to Evolent); provided, however, that any Transfer Taxes incurred in connection with the Reorganization (including, for the avoidance of doubt, any Transfer Taxes for which Valence Parent is liable under the Reorganization Agreement attached hereto as Exhibit A) or the transfer of the equity interests of CHS Parent as part of the Merger Consideration shall be borne by the Securityholders.

6.5    Tax Contests. Evolent, on the one hand, and the Securityholders’ Representative, on the other hand, shall notify each other within ten (10) days of receipt by such party (or any Affiliate of such party) of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes of Valence Parent relating to a Pre-Closing Tax Period (“Tax Contests”). Any failure to so notify the other party of any Tax Contest shall not limit any of the indemnification obligations under Article IX (except to the extent such failure materially prejudices the defense of such Tax Contest). Such notice shall include a copy of the relevant portion of any correspondence received from the relevant Taxing Authority and shall describe in reasonable detail the nature of such Tax Contest to the extent known by such party. Evolent and the Securityholders’ Representative shall cooperate with each other in the conduct of any Tax Contest. The Securityholders’ Representative shall have the right to control the conduct of all Tax Contests, other than those that relate to a Straddle Period (a “Straddle Period Tax Contest”); provided, the Securityholders’ Representative shall keep Evolent reasonably informed regarding the progress and substantive aspects of any such Tax Contest. Evolent shall have the right to control the conduct of all Straddle Period Tax Contests; provided, Evolent shall keep the Securityholders’ Representative reasonably informed regarding the progress and substantive aspects of any such Straddle Period Tax Contest. In each case, the non-controlling party shall be entitled (at its own expense) to participate in any such Tax Contest and the controlling party shall not compromise or settle any such Tax Contest in a manner that would reasonably be expected to have an adverse impact on any indemnification obligations under Article IX without the non-controlling party’s written consent, which shall not be unreasonably withheld, conditioned or delayed. If the Securityholders’ Representative does not elect to control the conduct of any Tax Contest, then Evolent shall keep the Securityholders’ Representative reasonably informed regarding the progress and substantive aspects of such Tax Contest, and the Securityholders’ Representative shall be entitled to participate (at its own expense) in such Tax Contest and Evolent shall not compromise or settle any such Tax Contest without the Securityholders’ Representative’s written consent, which shall not be unreasonably withheld, conditioned or delayed.

6.6    Tax Refunds. Any Tax refund, credit or similar benefit (including any interest paid or credited by a Taxing Authority with respect thereto) relating to Valence Parent, net of applicable Taxes for any Tax period and any out-of-pocket costs incurred by Evolent or any of its Subsidiaries with respect to such Tax refund or obtaining such Tax refund, relating to a Pre-Closing Tax Period (a “Tax Refund”) shall be for the benefit of the Securityholders. Evolent shall pay or cause to be paid the net amount of such Tax Refund in cash to the Paying Agent, for the benefit of the Securityholders, within 15 days of receipt of such Tax Refund or the filing of any Tax Return utilizing such Tax Refund (in the form of a credit or offset to Taxes otherwise payable), as the case may be; provided that the cash shall be distributed to the Securityholders at the direction of the Securityholders’ Representative (including, in its sole discretion, being held until the next scheduled payment to the Securityholders under the terms of this Agreement). The parties hereto agree that Tax Refunds for the portion of a Straddle Period ending on the Closing Date shall be determined using the methodologies set forth in Section 6.2. Upon the request of the

Securityholders’ Representative, Evolent shall promptly take (or cause to be taken) all actions reasonably requested by the Securityholders’ Representative to file for and obtain any Tax Refund, to the extent the filing for such Tax Refund does not increase any Taxes owed in a Post-Closing Tax Period or the post-Closing portion of any Straddle Period.

6.7    Certain Actions. Except as set forth in Section 6.1(b) Without the written consent of the Securityholders’ Representative, which shall not be unreasonably withheld, conditioned or delayed, neither Evolent nor any of its Subsidiaries shall (i) file or amend (or cause to be filed or amended) any Tax Return with respect to Valence Parent for any Pre-Closing Tax Period, (ii) make (or cause to be made) any Tax election with respect to Valence Parent for any Pre-Closing Tax Period, or (iii) initiate any communication with any Governmental Authority regarding Taxes of Valence Parent with respect to any Pre-Closing Tax Period.

6.8    Reorganization Tax Treatment; Continuity of Business Enterprise.

(a)The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3. Prior to the Closing, Valence Parent and Evolent shall use their reasonable best efforts to cause the Merger to qualify as a reorganization under Section 368(a) of the Code, and shall not take any action independent of the transactions contemplated by this Agreement that are reasonably likely to cause the Merger to not so qualify. Neither Evolent nor any of its Subsidiaries shall take any action after the Closing that would reasonably be expected to cause the Merger not to qualify as a reorganization under Section 368(a) of the Code unless otherwise required by a Taxing Authority. None of the parties hereto will take any position on any Tax Return that is inconsistent with the treatment of the Merger as a reorganization for income Tax purposes. Evolent and its Subsidiaries shall comply with the record keeping and information reporting requirements of Treasury Regulations Section 1.368-3. Notwithstanding the foregoing, and notwithstanding any statement or inference to the contrary in any other provision of this Agreement or any other agreement contemplated by this Agreement, it is agreed that no party shall be considered to have made any representation or warranty to any other party as to the qualification of the transactions contemplated by this Agreement as a reorganization under Section 368(a) of the Code.

(b)Evolent will continue at least one significant historic business line of Valence Parent, or use at least a significant portion of the Valence Parent’s historic business assets in a business, in each case within the meaning of Treasury Regulations Section 1.368-1(d), except that Evolent may transfer the historic business assets of Valence Parent (i) to a corporation that is a member of Evolent’s “qualified group,” within the meaning of Treasury Regulations Section 1.368-1(d)(4)(ii), or (ii) to a partnership if (A) one or more members of Evolent’s “qualified group” have active and substantial management functions as a partner with respect to the historic business of Valence Parent or (B) members of Evolent’s “qualified group” in the aggregate own an interest in the partnership representing a significant interest in the historic business of Valence Parent, in each case within the meaning of Treasury Regulations Section 1.368-1(d)(4)(iii).

6.9    Transfer of Excluded Business.

(a)On or before the Closing Date, the Securityholders’ Representative shall cause to be prepared a valuation of the Excluded Business and the CHS Parent shares following the Reorganization (collectively, the “Valuation”), which shall be prepared in accordance with recognized valuation methodologies, practices and customs and by a nationally recognized valuation firm. The fair market value determined by the Valuation shall be the basis for determination of gain or loss to Valence Parent (i) on the transfer of the Excluded Business from Valence Parent to CHS pursuant to the Reorganization Agreement in substantially the form attached hereto as Exhibit A and (ii) on the distribution of CHS Parent shares for U.S. federal, state and local income Tax purposes and all parties hereto will use the fair market value determined by the Valuation for such purpose to the greatest extent permitted by law.

(b)The parties hereto acknowledge and agree that the transfer of the Excluded Business from Valence Parent to CHS pursuant to the Reorganization Agreement, attached hereto as Exhibit A, shall be treated as a taxable transfer for federal income Tax purposes and shall be treated as such by the parties hereto on their Tax Returns to the greatest extent permitted by applicable Legal Requirements.

6.10    Coordination. In the event of any conflict or overlap between the provisions of this Article VI and Article IX, the provisions of this Article VI shall control.

ARTICLE VII
CONDITIONS TO CLOSING

7.1    Conditions to Obligations of the Evolent Entities. The obligations of the Evolent Entities to consummate the transactions contemplated by this Agreement are subject to the satisfaction at the Closing of each of the following conditions (any of which may be waived in writing, in whole or in part, by the Evolent Entities):

(a)Representations and Warranties.

(i)Each of the Fundamental Representations of Valence Parent shall be true and correct in all material respects as of the date of this Agreement and as of the Bringdown Date (other than those representations and warranties that address matters only as of a particular date, which must have been true and correct in all material respects as of such date); and

(ii)Each of the representations and warranties of Valence Parent set forth in Article III (other than Fundamental Representations), disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, must have been true and correct as of the date of this Agreement and as of the Bringdown Date (other than those representations and warranties that address matters only as of a particular date, which must have been true and correct as of such date), except for such failures to be true and correct as would not have, individually or in the aggregate, a Material Adverse Effect.

(b)Covenants. All of the covenants and obligations that Valence Parent are required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with in all material respects.

(c)Officer’s Certificate. Valence Parent shall have delivered a certificate executed by Valence Parent as to (i) the accuracy of their representations and warranties as of the date of this

Agreement and as of the Bringdown Date in accordance with Section 7.1(a), and (ii) their compliance with and performance of their covenants and obligations to be performed or complied with at or before the Closing in accordance with Section 7.1(b).

(d)Requisite Stockholder Approval. This Agreement and the Merger must have been approved by the Requisite Stockholder Approval.

(e)HSR Act. The applicable waiting period under the HSR Act must have expired or been terminated.

(f)Encumbrances. All Encumbrances (other than Permitted Encumbrances) on the assets of Valence Parent must have been released at or prior to the Closing.

(g)Consents. All consents, waivers, and estoppels of third parties specified on Annex C shall have been obtained.

(h)No Material Adverse Effect. There must not have been any Material Adverse Effect on Valence Parent from the date of this Agreement until the Bringdown Date.

(i)No Action or Proceeding. No Order of any Governmental Authority restraining, enjoining or otherwise preventing or delaying the consummation of this Agreement or the transactions contemplated hereby shall be outstanding, and no Proceeding or investigation by or before, or otherwise involving, any Governmental Authority shall be threatened in writing or pending against Valence Parent or any Evolent Entity, which seeks to enjoin or prevent the consummation of the transactions contemplated under this Agreement or which seeks damages in connection with the transactions contemplated hereby.

(j)Completion of Reorganization. Valence Parent must have completed the Reorganization in accordance with the terms of the Reorganization Agreement.

(k)Other Specified Conditions. Each of the specified conditions set forth on Section 7.1(k) of the Disclosure Schedule must have been satisfied.

(l)Dissenting Shares. No more than three percent (3.0%) of the outstanding shares of capital stock of Valence Parent shall be Dissenting Shares.

(m)Signing Deliveries. Each document and instrument delivered pursuant to Section 1.7 shall be in full force and effect.

(n)Closing Deliveries. Valence Parent must have caused the documents and instruments required by Section 1.6(a) to be delivered (or tendered subject only to Closing) to the Evolent Entities.

7.2    Conditions to Obligations of Valence Parent. The obligations of Valence Parent to consummate the transactions contemplated by this Agreement are subject to the satisfaction at the Closing of each of the following conditions (any of which may be waived in writing, in whole or in part, by Valence Parent):

(a)Representations and Warranties.

(i)Each of the Fundamental Representations of the Evolent Entities shall be true and correct in all material respects as of the date of this Agreement and as of the Bringdown Date (other than those representations and warranties that address matters only as of a particular date, which must have been true and correct in all material respects as of such date); and

(ii)Each of the representations and warranties of the Evolent Entities set forth in Article IV (other than Fundamental Representations), disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, must have been true and correct as of the date of this Agreement and as of the Bringdown Date (other than those representations and warranties that address matters only as of a particular date, which must have been true and correct as of such date), except for such failures to be true and correct as would not have, individually or in the aggregate, a Material Adverse Effect.

(b)Covenants. All of the covenants and obligations that the Evolent Entities are required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with in all material respects.

(c)Officer’s Certificate. The Evolent Entities shall have delivered a certificate executed by the Evolent Entities as to (i) the accuracy of their representations and warranties as of the date of this Agreement and as of the Bringdown Date in accordance with Section 7.2(a), and (ii) their compliance with and performance of their covenants and obligations to be performed or complied with at or before the Closing in accordance with Section 7.2(b).

(d)HSR Act. The applicable waiting period under the HSR Act must have expired or been terminated.

(e)Licenses. CHS shall have obtained all TPA and UR licenses required to operate the Excluded Business in each of the states in which the Excluded Business has operations as of immediately prior to the Closing.

(f)No Action or Proceeding. No Order of any Governmental Authority restraining, enjoining or otherwise preventing or delaying the consummation of this Agreement or the transactions contemplated hereby shall be outstanding, and no Proceeding or investigation by or before, or otherwise involving, any Governmental Authority shall be threatened in writing or pending against Valence Parent or the Evolent Entities, which seeks to enjoin or prevent the consummation of the transactions contemplated under this Agreement or which seeks material damages in connection with the transactions contemplated hereby.

(g)Closing Deliveries. The Evolent Entities must have paid the Merger Consideration required to be paid at Closing and delivered the documents and instruments required by Section 1.6(b).

7.3    Frustration of Closing Conditions. None of Valence Parent or the Evolent Entities may rely on the failure of any condition set forth in this Article VII, as the case may be, if such failure was caused by such party’s failure to comply with any provision of this Agreement.

ARTICLE VIII
TERMINATION

8.1    Termination Events. By written notice given prior to or at the Closing, subject to Section 8.2, this Agreement may be terminated as follows:

(a)by mutual written consent of the Evolent Entities and Valence Parent;

(b)by the Evolent Entities, in the event that (i) the Requisite Stockholder Approval has not been delivered within 48 hours of the execution of this Agreement, or (ii) any of the other conditions to the closing obligations of the Evolent Entities set forth in Section 7.1 (other than with respect to Section 7.1(k) to which subsection (c) below applies) have not otherwise been satisfied by December 31, 2016 (the “Termination Date”) (provided that the Evolent Entities are not then in material breach of this Agreement);

(c)by the Evolent Entities, in the event that the designated condition to the closing obligations of the Evolent Entities set forth on Section 7.1(k) of the Disclosure Schedule shall not have been satisfied by September 1, 2016;

(d)by Valence Parent, in the event that any of the conditions to the closing obligations of Valence Parent set forth in Section 7.2 have not been satisfied by the Termination Date (provided that neither Valence Parent nor the Securityholders’ Representative is then in material breach of this Agreement);

(e)by either Valence Parent or the Evolent Entities, if a court or Governmental Authority shall have issued an Order or taken any other action that is final and non-appealable and that restrains, enjoins or otherwise prohibits the transactions contemplated hereby;

(f)by the Evolent Entities, if none of the Evolent Entities is in material breach of their obligations under this Agreement, and if there shall have been a material breach by any Valence Entity of any of its representations, warranties, covenants or agreements contained in this Agreement such that a condition to the closing obligations of the Evolent Entities set forth in Section 7.1 would not be satisfied, which breach (if curable) has not been cured within (i) thirty (30) days after written notice thereof by Evolent to Valence Parent or (ii) any shorter period of time that remains between the date such written notice is provided and the Termination Date; or

(g)by Valence Parent, if Valence Parent is not in material breach of its obligations under this Agreement, and if there shall have been a material breach by any Evolent Entity of any of its representations, warranties, covenants or agreements contained in this Agreement such that any of the conditions to the closing obligations of Valence Parent set forth in Section 7.2 would not be satisfied, which breach (if curable) has not been cured within (i) thirty (30) days after written notice thereof by Valence Parent to the Evolent Entities or (ii) any shorter period of time that remains between the date such written notice is provided and the Termination Date.

8.2    Effect of Termination. Each party’s right of termination under Section 8.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If the Agreement is terminated pursuant to Section 8.1, all obligations of the parties under this Agreement will terminate, except that the obligations under the Non-Disclosure Agreement, Section 5.7, this Article VIII and Article X will survive; provided, however, that termination of this Agreement will not preclude a party from bringing a claim against any other party to this Agreement for a breach arising prior to such termination pursuant to the terms and conditions set forth herein; and, provided further, in the event that all of the other conditions to the closing obligations of the Evolent Entities set forth in Section 7.1 (other than with respect to the designated condition set forth on Section 7.1(k) of the Disclosure Schedule) have been satisfied and the Evolent Entities either terminate this Agreement pursuant to Section 8.1(c) above or otherwise elect not to (or failure to) consummate the Merger, Evolent shall pay Valence Parent an amount in cash equal to $6,000,000 within five (5) Business Days of the date of such termination or failure to consummate the Merger.

ARTICLE IX
INDEMNIFICATION

9.1    Survival. All representations, warranties, covenants and obligations in this Agreement, the Disclosure Schedule attached hereto, and any other certificate or document delivered pursuant to this Agreement will survive the Closing and the consummation of the transactions contemplated hereby, subject to Section 9.6. Subject to Section 5.5, the right to indemnification, reimbursement, or other remedy based on such representations, warranties, covenants and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) about, the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation.

9.2    Indemnification and Reimbursement of Evolent Indemnified Persons. From and after the Closing, each Equityholder shall, severally in proportion to its pro rata share of the Merger Consideration, and not jointly, indemnify and hold harmless Evolent and its Affiliates (including the Surviving Entity) and their respective officers, directors, managers, stockholders, members, representatives and agents (collectively, the “Evolent Indemnified Persons”), and shall reimburse the Evolent Indemnified Persons for, any loss, liability, claim, damage, expense (including costs of investigation and defense and reasonable attorneys’ fees and expenses), whether or not involving a third-party claim (collectively, “Damages”), arising, directly or indirectly, from or in connection with:

(a)any breach of any representation or warranty made by Valence Parent in this Agreement or any Valence Closing Document, including any breach of any such representation or warranty alleged by a third party;

(b)any breach of any covenant or obligation of Valence Parent or the Securityholders’ Representative contained in this Agreement or any Valence Closing Document;

(c)without duplication, (i) any Taxes of the Valence Entities for Pre-Closing Tax Periods (and not otherwise accounted for in the calculation of the Closing Date Net Working Capital Amount); (ii) any Transfer Taxes for which the Securityholders are liable pursuant to Section 6.4 of this Agreement; or (iii) any Taxes arising by reason of Valence Parent being a member of any “affiliated group” (other than one of which Valence Parent is the common parent) (within the meaning of Section 1504(a) of the Code) on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar Legal Requirement with respect to state or local Taxes) as a transferee or successor, by contract or otherwise, excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes;

(d)any brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any Person with Valence Parent or any of the Securityholders (or any Person acting on their behalf) in connection with the transactions contemplated hereby;

(e)any incremental Damages (above the value of the Total Merger Consideration otherwise due to such Securityholder) related to a notice or demand by any Securityholder of such Securityholder’s intent to exercise appraisal rights under the DGCL, any exercise of appraisal rights by any Securityholder and all appraisal Proceedings in connection therewith (including reasonable attorneys’ fees and expenses and any other costs in connection therewith), and any payments required to be made by the Surviving Entity or any Evolent Indemnified Person in connection with any such exercise of appraisal rights;

(f)any other claims regarding the amount of Total Merger Consideration received by any Equityholders or the allocation of Total Merger Consideration among the Equityholders, or any other claims regarding the amount of Total Merger Consideration received (or the absence of any Total Merger Consideration received) by any Person purporting to hold any equity interest or option, warrant or right to acquire any equity interest in any Valence Entity as of the Effective Time; and

(g)any liability or obligation to the extent (i) relating to the Excluded Business or (ii) arising under the Reorganization Agreement or relating to the Reorganization or the other transactions contemplated thereby.

9.3    Indemnification and Reimbursement of the Securityholders. From and after the Closing, Evolent and the Surviving Entity shall jointly and severally indemnify and hold harmless the Securityholders and their respective affiliates and direct and indirect partners (including partners of partners and stockholders and members of partners), members, stockholders, directors, officers, employees, representatives and agents and each person who controls any of them within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Securityholders Indemnified Persons”), and shall reimburse the Securityholders Indemnified Persons for, any Damages arising, directly or indirectly, from or in connection with:

(a)any breach of any representation or warranty made by the Evolent Entities in this Agreement or any Evolent Closing Document, including any breach of any such representation or warranty alleged by a third party;

(b)any breach of any covenant or obligation of the Evolent Entities contained in this Agreement or any Evolent Closing Document;

(c)any brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any Person with the Evolent Entities (or any Person acting on their behalf) in connection with the transactions contemplated hereby;

(d)the operation of the Business following the Bringdown Date (but excluding any Liability arising as a result of a breach of a representation or warranty prior to the Bringdown Date or otherwise for which the Evolent Indemnified Persons are entitled to indemnification pursuant to Section 9.2(b) through 9.2(g); and

(e)any Third-Party Claim against the Valence Entities (other than Valence Parent) with respect to the operation of the Business following the Effective Time pursuant to failure of Valence Parent to obtain and maintain any Governmental Authorization effective as of and from the Effective Time (but excluding any Damages caused by a breach of a representation or warranty of Valence Parent hereunder).

9.4    Limitations and Qualifications on Indemnification of Evolent Indemnified Persons. Notwithstanding anything to the contrary contained in this Agreement, the right of the Evolent Indemnified Persons to be indemnified, held harmless and reimbursed pursuant to Section 9.2 is subject to the following limitations and qualifications:

(a)The Evolent Indemnified Persons shall have no right to recover any amounts under Section 9.2(a) until the total amount of Damages incurred by the Evolent Indemnified Persons under Section 9.2(a) exceeds $1,250,000 (the “Basket”), in which case the Evolent Indemnified Persons will be entitled to recover the full amount of the Damages, including the Basket.

(b)The maximum amount of Damages that may be recovered by the Evolent Indemnified Persons under Section 9.2(a) will be an amount equal to the Escrow Consideration (the “Cap”).

(c)The limitations set forth in clauses (a) and (b) of this Section 9.4 shall not apply to breaches of Fundamental Representations or claims for indemnification pursuant to Sections 9.2(b) through 9.2(h). Subject to Section 9.4(d) below, the maximum amount of Damages that may be recovered by the Evolent Indemnified Persons (i) based on a breach of any Fundamental Representations or (ii) pursuant to Sections 9.2(b) through 9.2(h), inclusive, shall be the Merger Consideration.

(d)Subject to any applicable limitation set forth herein, nothing contained herein (including Section 9.4(a), Section 9.4(b) and Section 9.6(a)) shall limit or restrict any Evolent Indemnified Person’s right to maintain or recover any amounts in connection with any action or claim based upon any fraud or intentional misrepresentation.

(e)During the term of the Escrow Agreement (exclusive of any extension thereof past its regular term which occurs solely as a result of a claim being made thereunder, other than with respect to such claim), the Evolent Indemnified Persons’ first recourse with respect to any indemnity claim asserted under Section 9.2 shall be to collect from and against the then outstanding Escrowed Consideration held by the Escrow Agent under the Escrow Agreement at the time of such claim; provided, however, if the then outstanding Escrowed Consideration held by the Escrow Agent under the Escrow Agreement at such time is insufficient to satisfy any amount owing to the Evolent Indemnified Persons (or the Escrowed Consideration otherwise has been released), then the Evolent Indemnified Persons’ second recourse with respect to any such indemnity claim asserted under Section 9.2 shall be to withhold and set-off any amount to which the Evolent Indemnified Persons are entitled under this Article IX against any Earnout Amount as provided for in Section 9.7, to the extent that any Earnout Amount is due and payable at the time any such claims remain outstanding; and, provided further, that if the then outstanding Escrowed Consideration held by the Escrow Agent under the Escrow Agreement at such time is insufficient to satisfy any amount owing to the Evolent Indemnified Persons (or the Escrowed Consideration otherwise has been released) and there is not any Earnout Amount due and payable at the time any such claims remain outstanding (or to the extent that any such claims that are outstanding exceed any Earnout Amount that is due and payable at the time any such claims are outstanding), the Evolent Indemnified Persons may bring a claim against the Equityholders for such amount in accordance with the first paragraph of Section 9.2.

(f)The Evolent Indemnified Persons shall have no right to recover any amounts under Section 9.2(a) for any individual item or series of related items where the Damages with respect to such item or related items are less than $10,000.

(g)Notwithstanding anything herein to the contrary, no Evolent Indemnified Person shall be entitled to indemnification pursuant to this Article IX for any Damages resulting from, or relating or attributable to, any Tax attribute of Valence Parent, including but not limited to any net operating loss, any net operating loss carryover, any Tax credit, any Tax credit carryover or any other Tax attribute of Valence Parent which may be affected in any way by the acquisition of control under applicable Law, or the determination that any such Tax attribute is subject to any limitation on its use under applicable Law.

9.5    Limitations and Qualifications on Indemnification of the Securityholders Indemnified Persons. Notwithstanding anything to the contrary contained in this Agreement, the right of the Securityholders Indemnified Persons to be indemnified, held harmless and reimbursed pursuant to Section 9.3 is subject to the following limitations and qualifications:

(a)The Securityholders Indemnified Persons shall have no right to recover any amounts under Section 9.3(a) until the total amount of Damages incurred by the Securityholders Indemnified Persons under Section 9.3(a) exceeds the Basket, in which case the Securityholders Indemnified Persons will be entitled to recover the full amount of the Damages, including the Basket.

(b)The maximum amount of Damages that may be recovered by the Securityholders Indemnified Persons under Section 9.3(a) will be the Cap.

(c)The limitations set forth in clauses (a) and (b) of this Section 9.5 shall not apply to breaches of Fundamental Representations or claims for indemnification pursuant to Sections 9.3(b) or 9.3(c). Subject to Section 9.5(d) below, the maximum amount of Damages that may be recovered by the Securityholders Indemnified Persons (i) based on a breach of any Fundamental Representations or (ii) pursuant to Sections 9.3(b) or 9.3(c), shall be the Merger Consideration.

(d)Nothing contained herein (including Section 9.5(a), Section 9.5(b) and Section 9.6(b)) shall limit or restrict the Securityholders’ Representative, on behalf of the Securityholders Indemnified Persons, to maintain or recover any amounts in connection with any action or claim based upon any fraud or intentional misrepresentation.

9.6    Time Limitations.

(a)The Evolent Indemnified Persons shall have no right to recover any amounts under Section 9.2(a), unless on or before the date that is fifteen (15) months following the Closing Date, Evolent notifies the Securityholders’ Representative in writing of a claim or breach under Section 9.2(a) specifying, to the extent then known by Evolent, the factual basis of that claim or breach in reasonable detail; provided, however, that any written notice of any claim or breach with respect to any Fundamental Representation (other than Section 3.7(Taxes)), or a claim for indemnification or reimbursement to the extent not arising under Sections 9.2(a), may be made by Evolent until such time that it is not permissible to bring such claim pursuant to applicable Legal Requirements (it being understood that such claims survive indefinitely to the maximum extent permitted by applicable Legal Requirements); and, provided further, that claims under Section 9.2(b) for any covenants or obligations of Valence Parent or the Securityholders’ Representative contained in this Agreement or any Valence Closing Document that by their nature are required to be performed by or prior to the Closing shall survive until the date that is twelve (12) months following the Closing Date; and, provided further, that any written notice of any claim or breach with respect to Section 3.7 (Taxes) or Section 9.2(c) may be made at any time prior to 60 days after the last day of the applicable statute of limitations period for any claim relating to the Taxes which are the subject of the claim or breach with respect to Section 3.7(Taxes) or Section 9.2(c) (taking into account any extension or waiver thereof).

(b)The Securityholders Indemnified Persons shall have no right to recover any amounts under Section 9.3(a), unless on or before the date that is fifteen (15) months following the Closing Date, the Securityholders’ Representative notifies Evolent in writing of a claim or breach under Section

9.3(a) specifying, to the extent then known by the Securityholders’ Representative, the factual basis of that claim or breach in reasonable detail; provided, however, that any written notice of any claim or breach with respect to Fundamental Representations, or a claim for indemnification or reimbursement to the extent not arising under Section 9.3(a), may be made by the Securityholders’ Representative until such time that it is not permissible to bring such claim pursuant to applicable Legal Requirements; and, provided further, that claims under Section 9.3(b) for any covenants or obligations of the Evolent Entities contained in this Agreement or any Evolent Closing Document that by their nature are required to be performed by or prior to the Closing shall survive until the date that is twelve (12) months following the Closing Date.

9.7    Right of Setoff. Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 9.4(e), upon written notice to the Securityholders’ Representative specifying in reasonable detail the basis for such set-off, an Evolent Indemnified Person may set off any amount to which it is entitled under this Article IX against any Earnout Amount otherwise payable by Evolent pursuant to the terms set forth herein. Neither the exercise of nor the failure to exercise such right of set-off will constitute an election of remedies or limit Evolent in any manner in the enforcement of any other remedies that may be available to it.

9.8    Third-Party Claims.

(a)In the event that a claim is made by a third party (a “Third-Party Claim”) against any Person in connection with which any Person is (or is anticipated to be) entitled to indemnity under Section 9.2 or Section 9.3 (an “Indemnified Person”; any Person required to provide indemnity under this Agreement is referred to as an “Indemnifying Person”), then, (i) in the case of any claim under Section 9.2, Evolent shall provide notice to the Securityholders’ Representative, and (ii) in the case of any claim under Section 9.3, the Securityholders’ Representative shall provide notice to Evolent, in each such case promptly following the assertion of such Third-Party Claim (or, if later, the time at which such Third-Party Claim is anticipated to give rise to any indemnification obligations under this Agreement); provided that the failure to provide such notice will not relieve any Indemnifying Person of any liability that it may have to any Indemnified Person, except to the extent that the Indemnifying Person demonstrates that the defense of such Third-Party Claim is prejudiced by the Indemnified Person’s failure to give such notice.

(b)If an Indemnified Person gives notice pursuant to Section 9.8(a) of the assertion of a Third-Party Claim in connection with which any Indemnified Person is (or is anticipated to be) entitled to indemnity under Section 9.2 or Section 9.3, as applicable, the Indemnifying Person shall, at its sole cost and expense, be entitled to participate in the defense of such Third-Party Claim and, to the extent that it wishes, to assume the defense of such Third-Party Claim with counsel satisfactory to the Indemnified Person. After notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person shall not, so long as it diligently conducts such defense, be liable to the Indemnified Person under this Article IX for any fees or expenses related to the defense of such Third-Party Claim of other counsel engaged by the Indemnified Person to participate in the defense thereof, in each case subsequently incurred by the Indemnified Person in connection with the defense of such Third-Party Claim. If the Indemnifying Person assumes the defense of a Third-Party Claim, (i) such assumption will conclusively establish for purposes of this Agreement that the claims made in that Third-Party Claim are within the scope of and subject to indemnification; (ii) no compromise or settlement of such Third-Party Claims may be effected by the Indemnifying Person without the Indemnified Person’s consent, not to be unreasonably withheld, unless (A) there is no finding or admission of any violation of any Legal Requirement or any violation of the rights of any Person, and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person and such compromise or settlement includes an unconditional release of the Indemnified Person; and (iii) the Indemnified Person shall have no liability with respect to any compromise or settlement of such Third-Party Claims effected without its consent. If notice is given to an Indemnifying Person of any Third-Party Claim in accordance with the first sentence of this Section 9.8(b), and the Indemnifying Person does not, within ten (10) Business Days after the Indemnified Person’s notice is given, give notice to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnified Person may defend the claim and to the extent indemnifiable, will be reimbursed for the costs and expenses of such counsel; provided, that any compromise or settlement effected by the Indemnified Person shall require the consent of the Indemnifying Person, not to be unreasonably withheld, unless there is no finding or admission of any violation of any Legal Requirement or any violation of the rights of any Person and the sole relief provided is monetary damages.

(c)Notwithstanding the foregoing, if (i) an Indemnified Person reasonably determines that it is likely that a Third-Party Claim may adversely affect it or its Affiliates in any material respect other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, (ii) the Indemnifying Person is also a Person against whom the Third-Party Claim is made and the Indemnified Person reasonably determines that joint representation would be inappropriate, (iii) the Indemnifying Person fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend such Third-Party Claim and provide indemnification with respect to such Third-Party Claim, or (iv) the aggregate amount of potential Damages relating to such Third-Party Claim could, in the reasonable opinion of the Indemnified Person, exceed the then-unused portion of the Cap (in the event that the limitation of the Cap applies to such Third-Party Claim), the Indemnified Person may, by notice to the Indemnifying Person, assume the exclusive right to defend, compromise or settle such Third-Party Claim, but the Indemnifying Person will not be bound by any determination of any Third-Party Claim so defended for the purposes of this Agreement or any compromise or settlement effected without its consent (which may not be unreasonably withheld, conditioned or delayed).

(d)If the Indemnifying Person undertakes the defense of a Third-Party Claim, then the Indemnified Person may retain separate co-counsel at its sole cost and expense but shall not be entitled to any reimbursement with respect thereto; provided, however, that if, in the reasonable opinion of counsel to the Indemnified Person, (i) there are legal defenses available to the Indemnified Person that are different from or additional to those available to the Indemnifying Person or (ii) there exists a conflict of interest between the Indemnifying Person and the Indemnified Person that cannot be waived, the Indemnifying Person shall be liable for (as Damages hereunder) the reasonable and documented fees and expenses of one separate counsel to the Indemnified Person.

(e)With respect to any Third-Party Claim subject to indemnification under this Article IX: (i) both the Indemnified Person and the Indemnifying Person, as the case may be, shall keep the other Person fully informed in all material respects of the status of such Third-Party Claim and any related Proceedings at all stages thereof where such Person is not represented by its own counsel, and (ii) the parties agree to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

9.9    Procedure for Indemnification - Other Claims. A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by (i) in the case of any claim by any Evolent Indemnified Persons under Section 9.2, notice to the Securityholders’ Representative, and (ii) in the case of any claim by any Securityholders under Section 9.3, written notice by the Securityholders’ Representative to Evolent.

9.10    Exclusive Remedy. Except for a claim for Damages described in Section 9.4(d) or 9.5(d), the indemnification provided for in this Article IX shall be the exclusive post-Closing remedy available to an Indemnified Person in connection with any breach of this Agreement and/or any Damages arising out of the matters set forth in this Agreement or the transactions contemplated hereby; provided, however, that nothing herein will limit any Indemnified Person’s rights hereunder or otherwise to injunctive or other equitable relief to enforce its rights under this Agreement or otherwise in connection with the transactions contemplated hereby. Nothing contained in this Agreement shall limit or restrict any Person who is a party to any agreement entered at Closing (other than the Escrow Agreement, the remedies under which will be governed by the terms hereof and thereof) to obtain Damages or any other legal or equitable relief from any other Person who is a party to any such agreement in connection with the breach of such agreement by such other Person pursuant to the terms thereof.

9.11    Calculation of Damages.

(a)For purposes of calculating the amount of Damages to which the Evolent Indemnified Persons or the Securityholders Indemnified Persons are entitled under this Article IX, the terms “material,” “materiality,” and “Material Adverse Effect” will be disregarded.

(b)For purposes of calculating the amount of Damages to which the Evolent Indemnified Persons are entitled under this Article IX, (i) such Damages shall not include (A) amounts constituting exemplar or punitive damages, (B) diminution in value of any business, damage to reputation or loss of goodwill, or (C) any damages calculated based on a multiple of profits, revenue or any other financial metric, except in each case to the extent awarded and paid to a third party in connection with a Third-Party Claim; (ii) such Damages shall be determined without duplication of recovery by reason of the state of facts giving rise to such Damages constituting a breach of more than one representation, warranty, covenant or agreement; (iii) such Damages shall not include losses to the extent taken into account (including with respect to any reserves) as a reduction in Merger Consideration in the determination of the Final Adjustment Amount pursuant to Section 2.11; (iv) such Damages shall not include Taxes to the extent such Taxes were included in the determination of Final Closing Date Net Working Capital; (v) such Damages shall be reduced by the amount of any proceeds that any Evolent Indemnified Person actually receives pursuant to the terms of any insurance policies, less any costs incurred in recovering such amount; (vi) such Damages shall be reduced by the amount of any prior or subsequent recovery by an Evolent Indemnified Person from any other Person with respect to such Damages, less any costs incurred in recovering such amount; and (vii) such Damages may include any lost profits (excluding any multiple of lost profits), consequential, indirect or incidental damages and any loss of enterprise value (excluding any multiples of loss or diminution in value).

(c)For purposes of calculating Damages to which the Securityholders Indemnified Persons are entitled under this Article IX, (i) such Losses shall not include any punitive damages, except to the extent awarded and paid to a third party in connection with a Third-Party Claim; (ii) such Damages shall be determined without duplication of recovery by reason of the state of facts giving rise to such Damages constituting a breach of more than one representation, warranty, covenant or agreement; (iii) such Damages shall be reduced by the amount of any proceeds that any Securityholders Indemnified Person actually receives pursuant to the terms of any insurance policies, less any costs incurred in recovering such amount; and (iv) such Damages shall be reduced by the amount of any prior or subsequent recovery by a Securityholders Indemnified Person from any other Person with respect to such Damages, less any costs incurred in recovering such amount.

(d)Without limiting the effect of any other limitation contained in this Article IX, for purposes of computing the amount of any Damages incurred by any Indemnified Person under this Article IX, there shall be deducted an amount equal to the amount of any Tax benefit reasonably expected to be realized by the Indemnified Person in the Tax year in which the Indemnified Person receives the payment for Damages (or any prior Tax year) in connection with such Damages or any of the circumstances giving rise thereto. In computing the amount of any such Tax benefit, the Indemnified Person shall be deemed to recognize any item of loss, deduction or credit as a result of such indemnified Damages prior to the recognition of any other items of loss, deduction or credit.

9.12    Mitigation of Damages. The Evolent Indemnified Persons and Securityholders Indemnified Persons shall take, and cause their respective Affiliates to take, reasonable steps to mitigate any Damages for which they are entitled to indemnification pursuant to this Article IX, to the extent it is reasonably feasible to do so, upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto.

9.13    Escrow Payments; Treatment of Indemnification Payments.

(a)Shares of Evolent Common Stock held in the Escrow Fund and used to satisfy an indemnification claim made by the Evolent Indemnified Persons under this Agreement shall be valued on the date such indemnification claim is satisfied (based on the Valuation Methodology).

(b)Any payments made pursuant to the indemnification obligations arising under this Agreement shall be treated as an adjustment to the Merger Consideration for all Tax purposes and shall be treated as such by the parties hereto on their Tax Returns to the greatest extent permitted by applicable Legal Requirements.

9.14    Release of Escrow Fund. While the specific provisions relating to distribution and release of the Escrow Fund shall be set forth in the Escrow Agreement, it is understood and agreed that subject to the terms and conditions of the Escrow Agreement, on the first Business Day following the date that is fifteen (15) months from the Closing Date (the “Escrow Release Date”), there shall be automatically released from the Escrow Fund and delivered to the Paying Agent for distribution to the Equityholders, an amount equal to the following: (i) the amount of the Escrow Fund remaining in escrow as of the Escrow Release Date, minus (ii) the sum of all amounts, if any, that as of the Escrow Release Date are required to be retained in the Escrow Fund to secure satisfaction of then-pending indemnification claims pursuant to the terms of the Escrow Agreement.

ARTICLE X
GENERAL PROVISIONS

10.1    Expenses. Except as otherwise expressly provided by this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby by the Securityholders and Valence Parent shall be paid by the Securityholders and Valence Parent, and all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby by the Evolent Entities shall be paid by the Evolent Entities.

10.2    Assignment; No Third Party Beneficiaries. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party, except that any of the Evolent Entities may assign any of their rights and delegate any of their obligations under this Agreement (i) to any Affiliate of such Evolent Entity, and (ii) in connection with the sale of all or substantially all of the assets of or any business combination transaction involving any such Evolent Entity; provided, however, that no such assignment or delegation will relieve any Evolent Entity from any of its obligations hereunder. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Except as provided in Sections 5.13 and 10.13, nothing in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right under or with respect to this Agreement or any provision of this Agreement, except such rights as will inure to a successor or permitted assignee pursuant to this Section 10.2.

10.3    Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by email with confirmation of transmission by the transmitting equipment, (c) received by the addressee, if sent by certified mail, return receipt requested, or (d) received by the addressee, if sent by a nationally recognized overnight delivery service, return receipt requested, in each case to the appropriate addresses or facsimile numbers set forth below (or to such other addresses or facsimile numbers as a party may designate by notice to the other parties in accordance with this Section 10.3):

If to the Securityholders’ Representative:
North Bridge Growth Management Company LLC
950 Winter Street, North Entrance
Waltham, MA 02451
Attn: Douglas A. Kingsley
Email: dak@northbridge.com

and

Philip Kamp
540 W. Madison St., Suite 1500
Chicago, IL 60661
Email: pkamp@valencehealth.com

with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
John Hancock Tower
200 Clarendon Street, 27th Floor
Boston, Massachusetts 02116
Attn: Alexander Temel
Email:    alexander.temel@lw.com

and

Weil, Gotshal & Manges LLP
100 Federal Street
Boston, Massachusetts 02110-1800
Attn: Kevin J. Sullivan
Email: kevin.sullivan@weil.com

If to the Evolent Entities:
c/o Evolent Health, Inc.
800 N. Glebe Road, Suite 500
Arlington, Virginia 22203
Attn: Jonathan Weinberg, General Counsel
Email: jweinberg@evolenthealth.com

with a copy (which shall not constitute notice) to:
Bass, Berry & Sims PLC
150 Third Ave. South, Suite 2800
Nashville, Tennessee 37201
Attn: Angela Humphreys
Email: ahumphreys@bassberry.com

10.4    Entire Agreement; Modification. This Agreement (together with the Annexes, Schedules and Exhibits attached to this Agreement and the other documents delivered pursuant to this Agreement) constitutes the entire agreement among the parties and supersedes all prior agreements, whether written or oral, between the parties with respect to the subject matter hereof and thereof (including the Non-Disclosure Agreement which will be of no further force and effect, effective as of the Closing). This Agreement may not be amended except by a written agreement signed by Evolent and the Securityholders’ Representative.

10.5    Waiver. Neither the failure nor any delay by any party in exercising any right under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, and no single or partial exercise of any such right will preclude any other or further exercise of such right or the exercise of any other right. To the maximum extent permitted by applicable Legal Requirements, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by (i) in the case of any waiver requested by the Evolent Entities prior to or at the Closing, by Valence Parent, or in the case of any waiver requested by Evolent following the Closing, the Securityholders’ Representative, and (ii) in the case of any waiver requested by Valence Parent or the Securityholders’ Representative, the Evolent Entities; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement. The rights and remedies of the parties to this Agreement are cumulative and not alternative.

10.6    Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; provided, however, that the remaining provisions will continue in full force and effect without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause is so significant as to materially affect the expectations of the parties regarding this Agreement. Otherwise, any invalid or unenforceable provision shall be replaced by Evolent and the Securityholders’ Representative with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

10.7    Headings; Construction. The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All Annexes, Exhibits and Schedules to this Agreement are incorporated into and constitute an integral part of this Agreement as if fully set forth herein. All words used in this Agreement will be construed to be of such gender or number as the context requires. Any disclosure made by a party in the Disclosure Schedule with reference to any section or schedule shall be deemed to be a disclosure with respect to all other sections or schedules to which the relevance of such disclosure is reasonably apparent on its face. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality. The words “including,” “include” or words of similar import shall be deemed to be followed by “without limitation” and otherwise shall be considered illustrative and non-limiting. The language used in this Agreement will be construed, in all cases, according to its fair meaning, and not for or against any party hereto. The parties acknowledge that each party has reviewed this Agreement and that rules of construction to the effect that any ambiguities are to be resolved against the drafting party will not be available in the interpretation of this Agreement.

10.8    Governing Law. This Agreement, and any claims that arise out of or result from this Agreement, will be governed by and construed under the laws of the State of Delaware without regard to any conflicts of laws principles that would require the application of any other law.

10.9    Execution of Agreement; Counterparts. This Agreement may be executed in separate counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile, or by .pdf or similar imaging transmission, will constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile, or by .pdf or similar imaging transmission, will be deemed to be their original signatures for any purpose whatsoever.

10.10    Waiver of Jury Trial. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR IN ANY WAY PERTAINING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER NOW OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE. ANY PARTY MAY FILE A COPY OF THIS SECTION 10.10 WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED AGREEMENT BETWEEN THE PARTIES TO IRREVOCABLY WAIVE TRIAL BY JURY, AND THAT ANY PROCEEDING OR ACTION WHATSOEVER BETWEEN THE PARTIES RELATING

TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

10.11    Specific Enforcement. Each party acknowledges and agrees that the other party(ies) would be damaged irreparably in the event any of the provisions of this Agreement is not performed in accordance with its specific terms, and that any breach of this Agreement could not be adequately compensated by monetary damages. Accordingly, each party agrees that, in addition to any other right or remedy to which the non-breaching party may be entitled, at law or in equity, the non-breaching party will be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of the provisions of this Agreement, without posting any bond or other undertaking.

10.12    Securityholders’ Representative.

(a)Each Securityholder, pursuant to the terms of the Letter of Transmittal to be entered into by such Securityholder, has designated and appointed North Bridge and Philip Kamp, jointly as the Securityholders’ Representative and as exclusive agent and attorney-in-fact for and on behalf of each Securityholder, with full power and authority in each of the Securityholders’ names, to give and receive notices and communications, to agree to, negotiate and enter into, on behalf of each such Securityholder, amendments, consents and waivers under this Agreement or any Valence Closing Document pursuant to the terms set forth herein and therein, to make and receive payments on behalf of the Securityholder pursuant to the terms set forth herein, to take such other actions as authorized by this Agreement, including actions in connection with the determination of the Final Adjustment Amount pursuant to Section 2.11 hereof and the Earnout Amount, the defense and/or settlement of any indemnification claims of any Evolent Indemnified Person pursuant to Article IX, to take all actions authorized by the Escrow Agreement, including defending or settling any claims thereunder and releasing and transferring any of the Escrow Fund to Evolent in accordance with the terms set forth therein, and all actions necessary or appropriate in the judgment of the Securityholders’ Representative for the accomplishment of the foregoing; provided, however, that the Securityholders’ Representative shall have no obligation to act, except as expressly provided herein. All such actions of the Securityholders’ Representative shall be binding on the Securityholders as if expressly confirmed and ratified in writing by each of them, and no Securityholder shall have the right to object, dissent, protest or otherwise contest the same. Such agency may be changed by a vote or written consent by the holders of a majority of the Shares on an as-converted basis as of the Closing Date, voting in the same manner as would have been voted in accordance with the Organizational Documents of Valence Parent as in effect immediately prior to the Closing Date (the “Majority Holders”), from time to time upon not less than ten (10) days’ prior written notice to Evolent. If at any time the Securityholders’ Representative resigns, dies or becomes incapable of acting, the Majority Holders shall appoint another Person to act as the Securityholders’ Representative under this Agreement and immediately thereafter notify Evolent of the identity of such successor. Each successor Securityholders’ Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Securityholders’ Representative, and the term “Securityholders’ Representative” as used herein shall be deemed to include any interim or successor Securityholders’ Representative. The Securityholders may not make a claim for indemnity against Evolent pursuant to this Agreement except through the Securityholders’ Representative, who shall make such a claim only upon the written direction of the Majority Holders. The Securityholders’ Representative shall have reasonable access to relevant information about Valence Parent and a reasonable opportunity to consult with employees of Valence Parent solely for purposes of performing its duties and exercising its rights hereunder, provided that the Securityholders’ Representative shall treat confidentially and not disclose any nonpublic information from or about Valence Parent to anyone except on a need to know basis to individuals who agree to treat such information confidentially.

(b)Once the Securityholders’ Representative has initiated a claim for indemnity, all acts and decisions of the Securityholders’ Representative in connection with such matter shall be binding on all of the Securityholders. No bond shall be required of the Securityholders’ Representative, and the Securityholders’ Representative shall receive no compensation for services provided hereunder. Notices or communications to or from the Securityholders’ Representative shall constitute notice to or from each of the Securityholders.

(c)The Securityholders’ Representative will be entitled to engage such counsel, experts and other agents as the Securityholders’ Representative deems necessary or proper in connection with performing the Securityholders’ Representative’s obligations hereunder, and will be promptly reimbursed by the Securityholders for all reasonable expenses, disbursements and advances incurred by the Securityholders’ Representative in such capacity upon demand. The Securityholders shall severally indemnify and hold harmless the Securityholders’ Representative with respect to any and all Damages that are incurred by the Securityholders’ Representative as a result of actions taken, or actions not taken, by the Securityholders’ Representative hereunder, except to the extent that such Damages arise from the gross negligence or willful misconduct of the Securityholders’ Representative. The Securityholders’ Representative shall not be liable to the Securityholders for any act done or omitted hereunder as Securityholders’ Representative, excluding acts which constitute gross negligence or willful misconduct.

(d)The Securityholders’ Representative shall be entitled to withdraw cash amounts held in the Securityholders’ Representative Expense Fund for the reimbursement of out of pocket fees and expenses (including legal, accounting, and other advisors’ fees and expenses, if applicable) incurred by the Securityholders’ Representative in performing under this Agreement and the other Transaction Documents contemplated hereby. The Securityholders’ Representative Expense Fund shall be held by the Securityholders’ Representative in a segregated client bank account. The Securityholders shall earn no interest on the Securityholders’ Representative Expense Fund. The Securityholders acknowledge that the Securityholders’ Representative is not providing any investment supervision, recommendations, or advice. The Securityholders’ Representative shall have no responsibility or liability for any loss of principal of the Securityholders’ Representative Expense Fund other than as a result of its gross negligence or willful misconduct. Any and all amounts in the Securityholders’ Representative Expense Fund shall otherwise remain in the Securityholders’ Representative Expense Fund until the date that is eighteen (18) months following the Closing Date (or such longer time as a claim made during the applicable survival period remains outstanding). After such time, the Securityholders’ Representative shall distribute any remaining portion of the Securityholders’ Representative Expense Fund to the Securityholders based on such Securityholders’ pro rata portion of the Securityholders’ Representative Expense Fund as set forth in the Waterfall. In the event the fees and expenses incurred by the Securityholders’ Representative in performing its duties under this Agreement and the other Transaction Documents contemplated hereby exceed the Securityholders’ Representative Expense Fund, the excess amount shall be the responsibility of the Securityholders, pro rata based on each Securityholder’s respective share of the Total Merger Consideration as set forth in the Waterfall, pursuant to this Section 10.12 (which, to the extent of any funds from the Escrow Fund released to the Securityholders’ Representative, shall first be paid from such released funds). For Tax purposes, the Securityholders’ Representative Expense Fund shall be treated as having been received and voluntarily set aside by the Securityholders at the Closing.

(e)This appointment and grant of power and authority is binding upon the Securityholders and their respective executors, heirs, legal representatives and successors and is coupled with an interest and is in consideration of the mutual covenants made herein and is irrevocable and shall not be terminated by any act of any of the Securityholders (except as otherwise provided herein) or by operation of law, whether by the death or incapacity of any Securityholders or by the occurrence of any other event. Each Securityholder hereby renounces his, her or its right to renounce this power of attorney unilaterally before the complete distribution of the Merger Consideration, the Escrowed Consideration and the Earnout Amount (if any). Each Securityholder hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Securityholders’ Representative taken in good faith under this Agreement or the Escrow Agreement. A decision, act, consent or instruction of the Securityholders’ Representative in respect of any action under this Agreement or the Escrow Agreement shall constitute a decision of all of the Securityholders, shall be final, binding and conclusive upon the Securityholders, and the Evolent Entities may rely upon any decision, act, consent or instruction of the Securityholders’ Representative hereunder as being the decision, act, consent or instruction of each and every such Securityholder. The Evolent Entities shall be able to rely conclusively on the proper distribution of such amounts by the Securityholders’ Representative among the Securityholders upon receipt by the Securityholders’ Representative of such amounts. The Evolent Entities are hereby relieved from any liability to any Person (including any Securityholders) for any acts done by them in accordance with such decision, act, consent or instruction of the Securityholders’ Representative, to the extent delegated to the Securityholders’ Representative hereunder.

(f)The provisions of this Section 10.12 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Person may have in connection with the transactions contemplated hereby.

10.13    Waiver of Privilege and Conflicts; Valence Parent Emails.

(a)Acknowledgment of Prior Representation. Each of the parties hereto acknowledges and agrees that each of Latham & Watkins LLP and Weil, Gotshal & Manges LLP (collectively, “Valence Counsel”) has acted as counsel to one or more of Valence Parent, Valence Parent’s Subsidiaries, the Securityholders’ Representative and/or the Securityholders in connection with various matters, including, but not limited to, disputes and negotiations with Evolent, and/or the negotiation of this Agreement and consummation of the transactions contemplated hereby.

(b)Consent to Future Representation. Each of Evolent and its Subsidiaries (for the avoidance of doubt, including Merger Sub in each case) hereby consents and agrees to, and agrees to cause Evolent, the Surviving Entity and the Surviving Entity’s Subsidiaries to consent and agree to, Valence Counsel, or any of Valence Counsel, representing the Securityholders’ Representative and/or any or all of the Securityholders (collectively, the “Seller Parties”) after the Closing with respect to all work performed on behalf of any Seller Party or Valence Entity prior to the Closing and disputes arising out of or related to this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (the “Future Representation”), in which the interests of the Seller Parties may be directly adverse to Evolent and its Subsidiaries (including, but not limited to, Evolent, Valence Parent and Valence Parent’s Subsidiaries), and even though Valence Counsel, or any of Valence Counsel, may have represented Evolent, Valence Parent or Valence Parent’s Subsidiaries in a matter substantially related to any such dispute. Each of Evolent and its Subsidiaries further consents and agrees to, and agrees to cause Evolent and its Subsidiaries, Valence Parent and Valence Parent’s Subsidiaries to consent and agree to, the communication by Valence Counsel, or any of Valence Counsel, to the Seller Parties in connection with any such representation of any fact known to Valence Counsel, or any of Valence Counsel, arising by reason of Valence Counsel, or any of Valence Counsel’s prior representation of Valence Parent and Valence Parent’s Subsidiaries and/or the Seller Parties.

(c)Waiver of Conflicts. In connection with the foregoing, each of Evolent and its Subsidiaries hereby irrevocably waives and agrees not to assert, and agrees to cause Evolent, Valence Parent and Valence Parent’s Subsidiaries to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) Valence Counsel, or any of Valence Counsel’s prior representation of Valence Parent and Valence Parent’s Subsidiaries and/or the Seller Parties and (ii) Valence Counsel, or any of Valence Counsel’s representation of the Securityholders’ Representative and the Securityholders prior to and after the Closing, in each case with respect to the Future Representation. Notwithstanding the foregoing or any other provision hereof, no conflict of interest or any objection is waived arising from any representation other than solely representation of the Valence Entities and the Seller Parties prior to Closing.

(d)Definition and Ownership of Seller Communications. Each of Evolent and its Subsidiaries further agrees, on behalf of itself and, after the Closing, on behalf of Evolent, Valence Parent and Valence Parent Subsidiaries, notwithstanding anything to the contrary in this Agreement, including but not limited to, Sections 1.3 or 5.1 or the DGCL, including but not limited to, DGCL Section 259, that all communications in any form or format whatsoever between or among any of Valence Counsel, or any of Valence Counsel, Evolent, Valence Parent, Valence Parent’s Subsidiaries, the Securityholders’ Representative and/or any Seller, or any of their respective present or former directors, officers employees or other representatives that relate in any way to disputes and negotiations with Evolent, and/or the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Seller Communications”) shall be deemed to be retained and owned collectively by the Securityholders, shall be controlled by the Securityholders’ Representative or such other representative or representatives as may be selected and appointed by the Securityholders (the “Seller Communications Representative”) on behalf of the Securityholders and shall not pass to or be claimed by Evolent or any of its Subsidiaries, Valence Parent or any of Valence Parent’s Subsidiaries. All Seller Communications that are attorney-client privileged (the “Privileged Seller Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Seller Communications Representative and the Securityholders, shall be maintained and controlled by the Seller Communications Representative on behalf of the Securityholders and shall not pass to or be claimed by Evolent or any of its Subsidiaries, Valence Parent or any of Valence Parent’s Subsidiaries.

(e)Exclusions for Third Party Claims and Legally Required Disclosure. Notwithstanding the foregoing, in the event that a dispute arises between Evolent or any of its Subsidiaries, Valence Parent or Valence Parent’s Subsidiaries, on the one hand, and a third party other than the Securityholders’ Representative or a Securityholder, on the other hand, Evolent or any of its Subsidiaries, Valence Parent or Valence Parent’s Subsidiaries may assert the attorney-client privilege to prevent the disclosure of the Privileged Seller Communications to such third party; provided, however, that none of Evolent or any of its Subsidiaries, Valence Parent or Valence Parent’s Subsidiaries may waive such privilege without the prior written consent of the Seller Communications Representative. In the event that Evolent or any of its Subsidiaries, Valence Parent or any of Valence Parent’s Subsidiaries is legally required by governmental order or otherwise to access or obtain a copy of all or a portion of the Seller Communications, Evolent and any its Subsidiaries shall immediately (and, in any event, within two (2) Business Days) notify the Seller Communications Representative in writing (including by making specific reference to this Section) so that the Seller Communications Representative can seek a protective order and Evolent and any its Subsidiaries agree to use all commercially reasonable efforts to assist therewith.

(f)No Duty to Disclose Seller Communications. To the extent that files or other materials maintained by Valence Counsel, or any of Valence Counsel, constitute Privileged Seller Communications, only the Securityholders shall hold such Privileged Seller Communications and Valence Counsel, or any of Valence Counsel, shall have no duty to reveal or disclose any such files or other materials or any Seller Communications by reason of any attorney-client relationship between Valence Counsel, or any of Valence Counsel, on the one hand, and Evolent, Valence Parent or Valence Parent’s Subsidiaries, on the other hand.

(g)Right to Protect/Remove Seller Communications. It shall not be a breach of any provision of this Agreement if prior to the Closing Valence Parent, Valence Parent’s Subsidiaries, the Securityholders’ Representative and/or any Securityholder, or any of their respective directors, officers, employees or other representatives takes any action to protect from access or remove from the premises of Valence Parent or Valence Parent’s Subsidiaries (or any server, computer storage device, cloud, offsite back-up or other facilities) any Seller Communications, including without limitation by segregating, encrypting, copying, deleting, erasing, exporting or otherwise taking possession of any Seller Communications (any such action, a “Permitted Removal”). In accordance with this Section 10.13, and notwithstanding anything to the contrary in this Agreement, prior to Closing, Valence Parent may sell, give or otherwise transfer to Valence Parent employees, officers or directors any Valence Parent laptops, PDA’s, cellular phones, or similar devices provided by Valence Parent for use by any such employee or director.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

EVOLENT ENTITIES:
EVOLENT HEALTH, INC.
By:
Name:
Title:

ELECTRA MERGER SUB, LLC
By:
Name:
Title:

VALENCE PARENT:

VALENCE HEALTH, INC.
By:
Name:
Title:

SECURITYHOLDERS’ REPRESENTATIVE:
NORTH BRIDGE GROWTH MANAGEMENT COMPANY LLC
By:
Name:
Title:

Philip Kamp

[Signature Page to Agreement and Plan of Merger]

Annex A
Defined Terms
Index of Terms Defined Elsewhere in this Agreement
Capitalized terms used herein are defined in the provisions of the Agreement set forth below:

Defined Term	Section
2017 Contracted Revenue	2.12(a)(i)
540 West Madison Landlord	2.13(a) of Disclosure Schedule
540 West Madison Lease	2.13(a) of Disclosure Schedule
540 West Madison Sublease	2.13(a) of Disclosure Schedule
Accredited Investor	2.8
Acquired Business	2.12(c)
Adjustment Shares	2.11(d)(iv)
Adjustment Statements	2.11(a)
Affiliate Business	2.12(c)
Agreement	Introduction
Alternative Per Share Closing Payment	2.8
Arbitrating Accountant	2.11(c)
Audited Financial Statements	3.3
BA Agreements	3.21(a)
Baseline Revenue	2.12(a)(ii)
Basket	9.4(a)
CAM	2.13(f)(ii) of Disclosure Schedule
Cap	9.4(b)
Certificate of Merger	1.2(b)
Certificates	2.7(e)
CHS	Introduction
CHS Parent	Recitals
Closing	1.2(a)
Closing Calculation	2.5
Closing Date	1.2(a)
Company Option	2.6(a)
Confidential Information	5.1(b)
Continuing Company Employees	5.14(a)
Covered Person	5.13(a)
Damages	9.2
Disclosing Party	5.5
Dissenting Shares	2.7(i)
DLLCA	1.1
DOJ	5.4(b)
Earnout Amount	2.12(a)(iii)
Earnout Valuation Methodology	2.12(a)(iv)

Defined Term	Section
Effective Time	1.2(b)
Eligible Bookings	2.12(a)(vi)
Eligible LOI	2.12(b)(i)
Employee Benefit Plans	3.9(a)
Escrow Agent	1.6(a)(xi)
Escrow Agreement	1.6(a)(xi)
Escrow Fund	2.7(c)
Escrow Release Date	9.14
Estimated Closing Date Balance Sheet	2.5
Estoppel Letter	1.8
Evolent	Introduction
Evolent Closing Documents	4.2(a)
Evolent Entities	Introduction
Evolent Indemnified Persons	9.2
Evolent Material Contracts	4.3(b)
Evolent SEC Documents	4.3(a)
FCPA	3.27
Final Adjustment Amount	2.11(d)(iv)
Final Calculation	2.11(a)
Final Closing Date Balance Sheet	2.11(a)
Final Closing Date Net Working Capital	2.11(a)
Financial Statements	3.3(a)
Fiscal Year 2017	2.12(a)(v)
FTC	5.4(b)
Funds Flow Statement	1.6(a)(xv)
Future Representation	10.13(b)
In-Bound IP License	3.15(c)
Indemnified Person	9.8(a)
Indemnifying Person	9.8(a)
Interim Financial Statements	3.3(a)
Investor Questionnaires	2.8
IP Licenses	3.15(c)
Key Employee Agreements	1.7(c)
Leased Real Property	3.6(a)
LLC Agreement	1.4(b)
Majority Holders	10.12(a)
Master Services Agreement	1.7(a)
Material Customers	3.20(a)
Material Suppliers	3.20(b)
Merger	Recitals
Merger Sub	Introduction
Non-Disclosure Agreement	5.1(a)
Non-Satisfaction Event	5.5
North Bridge	Introduction
Notice of Appraisal Rights	2.7(h)
Option Closing Payment	2.6(a)

Defined Term	Section
Out-Bound IP License	3.15(c)
Paying Agent	2.7(a)
Permitted Removal	10.13(g)
Pipeline File	2.12(a)(vi)
Post-Closing Plans	5.14(b)
Privacy Agreements	3.21(b)
Privileged Seller Communications	10.13(d)
Protest Notice	2.11(b)
Qualified Eligible Bookings	2.12(a)(vii)
Real Property Leases	3.6(a)
Recipient Party	5.5
Reference Balance Sheet	3.3(a)
Reference Balance Sheet Date	3.3(a)
Related Person	3.16
Rent Shortfall	2.13(f)(i) of Disclosure Schedule
Reorganization	Recitals
Reorganization Agreement	Recitals
Required Terms	2.12(a)(viii)
Requisite Stockholder Approval	5.2
Restricted Cash Agreement	1.7(e)
Restrictive Covenant Agreements	1.7(b)
Sale	2.12(c)
Securityholders	Recitals
Securityholders Indemnified Persons	9.3
Securityholders’ Representative Expense Fund	2.7(b)
Seller Communications	10.13(d)
Seller Communications Representative	10.13(d)
Shares	Recitals
Stockholder Action by Written Consent	5.2
Straddle Period	6.2
Straddle Period Tax Contest	6.5
Subleases	1.6(a)(ix)
Support Agreement	1.7(d)
Surviving Entity	1.1
Tax Contest	6.5
Tax Refund	6.6
Termination Date	8.1(b)
Termination Election	5.5
Third-Party Claim	9.8(a)
Transfer Taxes	6.4
Transition Services Agreement	1.6(a)(x)
Valence Closing Documents	3.2(a)
Valence Counsel	10.13(a)
Valence Entities	Introduction
Valence India	Introduction

Defined Term	Section
Valence Parent	Introduction
Valuation	6.9
Vendor BA Agreements	3.21(a)
Waterfall	2.7(a)

For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Annex A:

“Adjustment Time” means 12:01 a.m. (central time) on the Bringdown Date.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person.

“Business” means the business of Valence Parent but excluding the Excluded Business.

“Bringdown Date” means the Closing Date; provided, however, if the Closing Date would have occurred but for Section 1.2(a)(i)(B) then the Bringdown Date means the date on which all of the closing conditions set forth in Article VII hereof have been satisfied or waived (other than those conditions that, by their nature or terms, can only be satisfied by actions taken at Closing, but subject to the satisfaction or waiver of such conditions).

“Business Day” means any day other than Saturday or Sunday on which the Federal Reserve Bank of New York is open.

“Charter” means the Amended and Restated Certificate of Incorporation of Valence Parent as amended by the Charter Amendment and as in effect as of the Effective Time.

“Charter Amendment” means the amendment to the Amended and Restated Certificate of Incorporation of Valence Parent as filed with the Delaware Secretary of State on September 16, 2014, which shall be subject to Evolent’s consent, not to be unreasonably withheld, conditioned or delayed.

“Closing Consideration” means the Merger Consideration, minus the Escrow Consideration, minus the Securityholders’ Representative Expense Fund, plus or minus the amount by which the Estimated Net Working Capital exceeds or is less than, respectively, the Target Net Working Capital, minus the Valence Transaction Expenses as estimated and set forth in the Closing Calculation, minus the Indebtedness Payoff Amount as estimated and set forth in the Closing Calculation, minus the Excess NPV Rent Shortfall, if any, pursuant to Section 2.13(b) of the Disclosure Schedule, minus the Restricted Cash Amount, plus or minus the amount by which the Estimated Liability Coverage Amount exceeds or is less than $0. Any adjustments to the Merger Consideration shall be made to the Share Consideration. An example calculation of the Closing Consideration as of December 31, 2015, that is derived in accordance with GAAP as modified by the Specified Accounting Principles, is attached hereto as Annex D (the “Example Calculation”).

“Closing Date Net Working Capital” means the Net Working Capital as of the Adjustment Time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any contract or agreement (whether written or oral) (a) under which Valence Parent has or may acquire any rights or benefits, (b) under which Valence Parent has or may become subject to any obligation or liability, or (c) by which Valence Parent or any of the assets owned or used by Valence Parent is or may become bound (and includes, without limitation, the Real Property Leases).

“Current Assets” means the following accounts: (i) Accounts Receivable account 11000, excluding any amounts related to the Excluded Business or related to the liability associated with the Client Deposit (as per the Liability Coverage Amount); (ii) Reserve for Doubtful Accounts account 11400, excluding any amounts related to the Excluded Business; (iii) Unbilled Receivable account 11300, excluding any amounts related to the Excluded Business; (iv) Miscellaneous Receivables account 12300, excluding any amounts related to the Excluded Business; (v) Other Prepaid Expense account 12800, excluding any amounts related to the Excluded Business; and (vi) Prepaid Insurance account 12700, excluding any amounts related to the Excluded Business.

“Current Liabilities” means the following accounts: (i) Accounts Payable account 20100, excluding any amounts related to the Excluded Business; (ii) Unvouchered AP account 20200, excluding any amounts related to the Excluded Business; (iii) Accrued Payroll account 21100, excluding any amounts related to the Excluded Business; (iv) Accrued Bonus account 21101, excluding any amounts related to the Excluded Business; (v) Accrued PTO account 21102, excluding any amounts related to the Excluded Business; (vi) Accrued 401k Match account 21103, excluding any amounts related to the Excluded Business; (vii) 401k Payable account 21105, excluding any amounts related to the Excluded Business; (viii) FICA Payable account 21110, excluding any amounts related to the Excluded Business; (ix) Deferred Revenue account 21900, including current liabilities and excluding any amounts related to the Excluded Business; (x) Accrued Straightline Rent account 21800, including current liabilities; (xi) Other Accrued Expenses account 22200, excluding any amounts related to the Excluded Business; and (xii) Deferred Lease Incentives account 21700, including current liabilities.

“DGCL” means the General Corporation Law of the State of Delaware.

“Disclosure Schedule” means the disclosure schedule delivered by Valence Parent or the Evolent Entities, as applicable, concurrently with the execution and delivery of this Agreement.

“Encumbrance” means any charge, claim, equitable interest, lien, encumbrance, pledge, security interest, mortgage, encroachment, easement or restriction of any kind.

“Environmental Laws” means all domestic or foreign federal, state, local and municipal Legal Requirements concerning pollution or the protection of the environment (including, without limitation, soil, air, water and groundwater) or human health.

“Environmental, Health and Safety Liabilities” means any cost, damages, expense, liability, obligation or other responsibility arising from or under any Environmental Law.

“Equityholder” means any Securityholder, any holder of a Company Option and any holder of a Company Warrant.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered a single employer with any of the Valence Entities under Section 414 of the Code.

“Escrow Consideration” means $11,400,000.

“Estimated Liability Coverage Amount” means Valence Parent’s estimate of the Liability Coverage Amount as of the Adjustment Time, as set forth in the Closing Calculation.

“Estimated Net Working Capital” means Valence Parent’s estimate of Closing Date Net Working Capital as of the Adjustment Time, as set forth in the Closing Calculation.

“Evolent Common Stock” means shares of Evolent’s Class A Common Stock, $0.01 par value.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Business” means the business of Valence Parent servicing Valence Parent’s state cooperative clients.

“Fundamental Representations” means (i) with respect to Valence Parent, Section 3.1(a) (Organization and Good Standing), Section 3.2(a) (Authority), Section 3.2(b)(i) (No Conflict), Section 3.4 (Capitalization), Section 3.7 (Taxes), Section 3.21 (Privacy and Security) and Section 3.24 (Brokers or Finders); and (ii) with respect to Evolent, Section 4.1 (Organization and Good Standing), Section 4.2(a) (Authority), and Section 4.6 (Brokers or Finders); provided that for purposes of Article VII “Fundamental Representations” shall exclude Section 3.7 (Taxes) and Section 3.21 (Privacy and Security).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any domestic or foreign federal, state, provincial, local or municipal court, legislature, executive or regulatory authority, agency or commission, or other governmental entity, authority or instrumentality.

“Governmental Authorization” means any domestic or foreign federal, state, provincial special or local license, permit, governmental authorization, franchise, accreditation, registration, approval or consent.

“Hazardous Materials” means any (a) pollutant, contaminant, waste, petroleum, petroleum products, asbestos or asbestos-containing material, radioactive materials, polychlorinated biphenyls, mold, urea formaldehyde and radon gas; (b) any other chemicals, materials or substances defined or regulated as “pesticide,” “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “biohazardous waste,” “biomedical waste,” “medical waste,” “sharps,” “contaminant,” “pollutant,” “toxic waste,” “toxic substance” or words of similar import, under any Environmental Law; and (c) any other substance, material or waste which may be the subject of regulatory action by a Governmental Authority pursuant to any Environmental Law.

“Health Care Laws” means all Legal Requirements relating to (a) the licensure, certification, qualification or authority to transact business in connection with the provision of, payment for, or arrangement of, health benefits or health insurance, and the regulation of third-party administrators, utilization review organizations, managed care, third-party payers and Persons bearing financial risk for the provision or arrangement of health care items and services; (b) the Programs; (c) the solicitation or acceptance of improper incentives, inducements or remuneration, fraud and abuse, patient inducements, patient referrals or provider incentives, including without limitation the following statutes and all regulations and guidance promulgated thereunder: the Federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b), the Stark laws (42 U.S.C. § 1395nn), the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the Federal Health Care Fraud law (18 U.S.C. § 1347), and any similar state Legal Requirements; (d) the administration of healthcare claims or benefits or processing or payment for health care services, treatment, devices or supplies furnished by providers, including third party administrators, utilization review agents and Persons performing quality assurance, credentialing or coordination of benefits; (e) coding, coverage, reimbursement, claims submission, billing and collections related to any Program or otherwise related to insurance fraud; (f) state insurance, health maintenance organization or managed care (including Medicaid programs), including without limitation those Legal Requirements and regulations pursuant to which any Valence Entity is required to be licensed or authorized to transact business; and (g) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152), and all regulations promulgated thereunder.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), as amended by the Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5) and their implementing regulations set forth at 45 CFR Part 160, 162 and 164.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Improvements” means all buildings, structures, fixtures and other improvements located on the Leased Real Property (including any and all plumbing, air conditioning, heating, ventilating, mechanical, electrical and other utilities and other utility systems, landscaping, sidewalks, construction in progress, security devices, signs and lighting fixtures).

“Indebtedness” means, with respect to any Person, (a) indebtedness (including accrued and unpaid interest) of such Person for borrowed money, whether secured or unsecured, including obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (b) capital lease obligations of such Person; (c) obligations of such Person under letter of credit or similar facilities (only to the extent drawn); (d) obligations of such Person under interest rate cap, swap, collar or similar transactions or currency hedging transactions; and (e) guarantees of such Person of any such indebtedness referred to in clauses (a)-(d) of any other Person.

“Indebtedness Payoff Amount” means the amount necessary to extinguish and/or payoff all Indebtedness of Valence Parent at Closing.

“Intellectual Property” means all of the following, which may exist or be created under the laws of any jurisdiction in the world: (a) trademarks, trademark registrations, trademark rights, trade names, trade name rights, trade dress, Internet domain names, logos, slogans, service marks, service mark registrations, service mark rights and all applications to register any of the foregoing, together with the goodwill associated with each of the foregoing; (b) issued patents, patent applications, invention disclosure statements, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, any counterpart claiming priority therefrom, all inventions and improvements disclosed therein and like statutory rights; (c) registered and unregistered copyrights, copyrightable works, copyright registrations and applications to register the same; (d) trade secrets and confidential, know-how, and proprietary information; (e) all inventions and improvements (whether or not patented or patentable), techniques, algorithms, application programming interfaces, apparatus, databases and data collections, diagrams, formulae, inventions (whether or not patentable), network configurations and architectures, processes, protocols, schematics, specifications, Software, Software code (in any form including source code and executable or object code), subroutines, user interfaces, techniques, web sites, works of authorship, and other forms of technology; (f) any other intellectual property or proprietary rights in any form or medium known or later devised, and all goodwill associated with any of the foregoing; and (g) all copies and tangible embodiments and all rights to proceeds and to bring any claim for past, present and future infringement with respect to any of the foregoing.

“Key Employees” means Julie Schokora, Daniel Blake, Karen Janousek, Jason Brown, Kevin Weinstein, Steve Tutewohl, Todd Stockard, Philip Kamp, and Michael Lyftogt.

“Knowledge of Evolent” (and any similar expression) means any matters known by, or which should be known following reasonable inquiry by, the officers of Evolent.

“Knowledge of Valence Parent” (and any similar expression) means any matters known by, or which should be known following reasonable inquiry by, Julie Schokora, Daniel Blake, Karen Janousek, Jason Brown, Kevin Weinstein, Steve Tutewohl, Todd Stockard, Philip Kamp, Andy Eckert, Eric Mollman and Michael Lyftogt.

“Legal Requirement” means any domestic or foreign federal, state, provincial, local or municipal law, ordinance, code, principle of common law, regulation, order, directive or other legal requirements.

“Letter of Transmittal” means a letter of transmittal in substantially the form attached hereto as Exhibit B.

“Liability Coverage Amount” means the difference of the Client Deposit Cash Account and accounts receivable (to the extent not included in Net Working Capital) less the liability for Client Deposits (to the extent not included in Net Working Capital).

“Material Adverse Effect” means any material adverse change in or material adverse effect on, or any event that is reasonably likely to result in a material adverse change in or material adverse effect on, (1) the business or the operations, assets, liabilities, results of operations or condition (financial or otherwise) of such Person; provided, however, that any adverse effect arising out of, resulting from or attributable to (a) an event or series of events or circumstances affecting (i) the United States or global economy generally or capital, credit or financial markets generally, including

(A) changes in interest or exchange rates and (B) any suspension of trading in securities, (ii) political conditions generally of the United States or any other country or jurisdiction in which such Person operates, or (iii) any of the industries generally in which such Person operates or in which services of its business are used; (b) any changes in applicable Legal Requirements or GAAP, or the enforcement or interpretation thereof; (c) any acts of God; (d) any hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions; or (e) with respect to Valence Parent, the availability or cost of debt or other financing to Evolent or its Affiliates, shall not be taken into account in determining whether a Material Adverse Effect has occurred or would be reasonably likely to occur, unless, in each of clauses (a), (b), (c) or (d) above, such adverse effect has a disproportionate impact on such Person (taken as a whole) as compared to other participants in the industry in which such Person participates, or (2) the ability of such Person and its securityholders to consummate the transactions contemplated by this Agreement without material delay.

“Material Contract” means any of the following Contracts used or held for use in the Business; provided that “Material Contract” shall not include any Employee Benefit Plan:
(a)    any Contract involving payments by or to Valence Parent (or anticipated to involve payments by or to Valence Parent following the Closing), of at least (i) $100,000 during any 12-month period, or (ii) $250,000 in the aggregate;

(b)    any contract or agreement with a Material Customer or Material Supplier;

(c)    any joint venture, partnership or other similar agreement involving co-investment with a third party to which Valence Parent is a party;

(d)    any contract or agreement involving the sale of any assets of Valence Parent outside of the Ordinary Course of Business, or the acquisition of any assets of any Person by Valence Parent outside of the Ordinary Course of Business, in any business combination transaction (whether by merger, sale of stock, sale of assets or otherwise) under which obligations of any party thereto remain outstanding;

(e)    any note, indenture, loan agreement, credit agreement, security agreement, financing agreement, or other evidence of Indebtedness relating to the borrowing of money by Valence Parent, any guarantee made by Valence Parent in favor of any Person guaranteeing obligations of such Person, or any letter of credit issued for the account of Valence Parent;

(f)    any contract or agreement relating to employment which provide for payment in excess of $100,000 annually, including all severance agreements, noncompetition agreements and employment agreements;

(g)    any contract or agreement with any Governmental Authority;

(h)    any collective bargaining agreement or contract with any labor union;

(i)    any Real Property Lease;

(l)    any contract or agreement with a Related Person; and

(m)    each amendment, supplement or modification in respect of any of the foregoing.

“Merger Consideration” means (a) cash in an amount equal to $35,000,000 (the “Cash Consideration”), plus (b) shares of Evolent Common Stock (the “Share Consideration”) equal to $95,000,000 based on price per share of $16.27 (the “Share Consideration Cash Equivalent”); provided, however, that upon written notice by Valence Parent to Evolent within 22 Business Days after the date hereof, the Cash Consideration may be increased by an amount of up to $9,000,000 if necessary as a result of Persons not exercising the right to receive Option Payments in the form of Evolent Common Stock pursuant to Section 2.6(a) and the Share Consideration will be decreased by a corresponding amount.

“Net Working Capital” means the Current Assets of the Business (which shall exclude any cash or deposit account assets) minus the Current Liabilities of the Business (which shall include any current liability associated with Deferred Revenue, Accrued Straightline Rent and Deferred Lease Incentives and any long term severance liability), in each case determined in accordance with GAAP as modified by the Specified Accounting Principles. In no event shall the determination of Net Working Capital include (i) cash, deposits, income tax-related assets and liabilities, employee receivables, FSA payables, employee withholding taxes payable (federal, state, local, and county) and any Indebtedness, (ii) any liability or obligation, including those liabilities or obligations related to the Valence Transaction Expenses, the Indebtedness Payoff Amount, or the Liability Coverage Amount to the extent included as a reduction in determining the Closing Consideration or (iii) any assets or liabilities included in the Excluded Business.

“Open Source Software” means any Software subject to a license or other agreement whose terms require the distribution of source code in connection with the distribution of the Software to which such license applies or that prohibits the licensee from charging a fee or otherwise limit the licensee’s freedom of action with regard to seeking compensation in connection with sublicensing or distributing the Software to which such license applies (whether in source code or executable code form), including the licenses commonly referred to as the “Artistic License,” the “Mozilla Public License,” the “General Public License,” the “Lesser General Public License” and other similar licenses applicable to software distributed without charge to the public in source code form.

“Order” means any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Authority.

“Ordinary Course of Business” means the ordinary course of business consistent with Valence Parent’s past custom and practice.

“Organizational Documents” means (a) in the case of a Person that is a corporation, its articles or certificate of incorporation and its bylaws, regulations or similar governing instruments required by the laws of its jurisdiction of formation or organization; (b) in the case of a Person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (c) in the case of a Person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; (d) in the case of a Person that is a trust, its declaration of trust, trust agreement, certificates of ownership or similar governing instruments required by the laws of its jurisdiction of formation; and (e) in the case of a Person that is none of a corporation, partnership (limited, limited liability, general or otherwise), limited liability company, trust or natural person, its governing instruments as required or contemplated by the laws of its jurisdiction of organization.

“Owned Intellectual Property” means any Intellectual Property (including Owned Software) that is owned or purported to be owned by Valence Parent.

“Owned Software” means all Software owned or purported to be owned by Valence Parent.

“Per Share Class A Common Closing Consideration” means the Per Share Class A Common Closing Cash Consideration plus the Per Share Class A Common Closing Share Consideration.

“Per Share Class A Common Closing Cash Consideration” means the amount of cash, if any, to which a holder of outstanding shares of Class A Common Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration and taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Class A Common Closing Share Consideration” means the amount of stock consideration, if any, to which a holder of outstanding shares of Class A Common Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration and taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Class A Common Earnout Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Class A Common Stock would be entitled to receive as of the payment of the Earnout Consideration taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Class A Common Escrow Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Class A Common Stock would be entitled to receive as of the release of any Escrowed Funds taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Class B Common Closing Consideration” means the Per Share Class B Common Closing Cash Consideration plus the Per Share Class B Common Closing Share Consideration.

“Per Share Class B Common Closing Cash Consideration” means the amount of cash, if any, to which a holder of outstanding shares of Class B Common Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration and taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Class B Common Closing Share Consideration” means the amount of stock consideration, if any, to which a holder of outstanding shares of Class B Common Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration and taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Class B Common Earnout Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Class B Common Stock would be entitled to receive as of the payment of the Earnout Consideration taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Class B Common Escrow Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Class B Common Stock would be entitled to receive as of the release of any Escrowed Funds taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Class C Common Closing Consideration” means the Per Share Class C Common Closing Cash Consideration plus the Per Share Class C Common Closing Share Consideration.

“Per Share Class C Common Closing Cash Consideration” means the amount of cash, if any, to which a holder of outstanding shares of Class C Common Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration and taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Class C Common Closing Share Consideration” means the amount of stock consideration, if any, to which a holder of outstanding shares of Class C Common Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration and taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Class C Common Earnout Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Class C Common Stock would be entitled to receive as of the payment of the Earnout Consideration taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Class C Common Escrow Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Class C Common Stock would be entitled to receive as of the release of any Escrowed Funds taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Series A Preferred Closing Consideration” means the Per Share Series A Preferred Closing Cash Consideration plus the Per Share Series A Preferred Closing Share Consideration.

“Per Share Series A Preferred Closing Cash Consideration” means the amount of cash, if any, to which a holder of outstanding shares of Series A Preferred Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration and taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Series A Preferred Closing Share Consideration” means the amount of stock consideration, if any, to which a holder of outstanding shares of Series A Preferred Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration and taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Series A Preferred Earnout Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Series A Preferred Stock would be entitled to receive as of the payment of the Earnout Consideration taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Series A Preferred Escrow Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Series A Preferred Stock would be entitled to receive as of the release of any Escrowed Funds taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Series B Preferred Closing Consideration” means the Per Share Series B Preferred Closing Cash Consideration plus the Per Share Series B Preferred Closing Share Consideration.

“Per Share Series B Preferred Closing Cash Consideration” means the amount of cash, if any, to which a holder of outstanding shares of Series B Preferred Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration and taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Series B Preferred Closing Share Consideration” means the amount of stock consideration, if any, to which a holder of outstanding shares of Series B Preferred Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration and taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Series B Preferred Earnout Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Series B Preferred Stock would be entitled to receive as of the payment of the Earnout Consideration taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Per Share Series B Preferred Escrow Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Series B Preferred Stock would be entitled to receive as of the release of any Escrowed Funds taking into account any payments to be made to holders of Company Options and Company Warrants pursuant to the terms of the Charter.

“Permitted Encumbrances” means (a) liens for Taxes not yet due and payable; (b) easements or reservations thereof, rights of way, highway and railroad crossings, sewers, electric and other utility lines, telegraph and telephone lines, zoning, building code and other covenants, conditions and restrictions as to the use of the Leased Real Property that do not affect or interfere in a material way with the use of the Leased Real Property by Valence Parent; (c) any and all matters and encumbrances (including fee mortgages or ground leases) affecting the Leased Real Property not created or granted by Valence Parent but only to the extent that such matters and encumbrances do not materially interfere with the right of Valence Parent to use any of the Leased Real Property; and (d) non-exclusive licenses to Intellectual Property granted in the Ordinary Course of Business.

“Person” means any individual, partnership, limited partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity, or any Governmental Authority.

“Personal Information” means (a) any “nonpublic personal information” as such term is defined under Title V of the U.S. Gramm-Leach-Bliley Act, 15 U.S.C. § 6801 et seq., and the rules and regulations issued thereunder; (b) any “individually identifiable health information” or “protected health information” as such terms are used under HIPAA (“PHI”); (c) any information that can identify a specific natural person, such as name, signature, address, social security number, telephone number or other unique identifier, together with any other information that relates to an individual who has been so identified in any format whether written, electronic or otherwise; (d) information that can be used to authenticate an individual (including, without limitation, passwords or PINs, biometric data, unique identification numbers, answer to security questions, or other personal identifiers) in any format whether written, electronic or otherwise; or (e) any personally identifiable medical, financial and other personal information about proposed, current and former applicants, policy owners, contract holders, insureds, claimants and beneficiaries.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date, and that portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on (and including) the Closing Date.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private).

“Program” means Medicaid, Medicare, TRICARE and any other state or federal healthcare programs.

“Property Taxes” means all real property Taxes, personal property Taxes and similar ad valorem Taxes.

“Registered Intellectual Property” means all Intellectual Property owned by Valence Parent that is the subject of an application, certificate, filing or registration issued by or recorded by any Governmental Authority, including all issued patents, registered copyrights, registered mask works, registered trademarks, Internet domain names, and all applications for any of the foregoing.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securityholders” means all holders of the issued and outstanding Shares.

“Software” means all computer programs and applications, including any and all software implementations of algorithms, models and methodologies whether in source code or object code form, databases and compilations, including any and all electronic data and electronic collections of data, all documentation, including user manuals and training materials, enhancements and customizations related to any of the foregoing, and all copyrights and patentable inventions therein, whether operational or under development.

“Specified Accounting Principles” means the accounting principles, methods, procedures, judgments, application and estimates set forth in Annex E.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.

“Subsidiary” of a Person means any corporation or other legal entity of which such Person (either alone or through or together with any other Subsidiary or Subsidiaries) is the general partner or managing entity or of which at least a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or others performing similar functions of such corporation or other legal entity is directly or indirectly owned or controlled by such Person (either alone or through or together with any other Subsidiary or Subsidiaries).

“Target Net Working Capital” means negative $3,000,000.

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with any Taxing Authority.

Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, escheat or unclaimed property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Taxing Authority” means any Governmental Authority, having or purporting to exercise jurisdiction with respect to any Tax.

“Total Merger Consideration” means the Merger Consideration and, if applicable, the Earnout Amount.

“Transaction Documents” means this Agreement, the Valence Closing Documents, the Evolent Closing Documents and such other instruments and agreements required by this Agreement to be executed and delivered hereunder.

“Valence Intellectual Property” means all Intellectual Property that is used or held for use by Valence Parent for the conduct of the Business as currently conducted.

“Valence Transaction Expenses” means, in each case solely to the extent not paid immediately prior to the Effective Time, and whether or not invoiced, (i) the fees and expenses payable by Valence Parent to J.P. Morgan Securities LLC and any other broker, investment bank or similar advisor or consultant in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, (ii) the fees and expenses payable by Valence Parent to Latham & Watkins LLP and Weil, Gotshal & Manges LLP and any other attorneys engaged by Valence Parent in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, (iii) the fees and expenses payable by Valence Parent to outside accountants or other advisors, and (iv) all sale bonuses, severance, change in control payments or similar compensatory payments triggered by the transactions contemplated hereby and payable by Valence Parent or any Subsidiary of Valence Parent, plus the employer's share of payroll Taxes imposed on Valence Parent or any Subsidiary of Valence Parent with respect to any such amounts, in each case incurred on or before the Closing Date in connection with this Agreement and the transactions and other agreements contemplated by this Agreement. For the avoidance of doubt, in no event shall Valence Transaction Expenses be deemed to include any fees or expenses incurred by the Securityholders’ Representative after the Closing Date.

“Valuation Methodology” shall mean the 7-day VWAP as of the date of determination.